Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2014

Dated: March 25, 2015

Table of Contents

ITEM I NAME AND INCORPORATION			12

ITEM II GENERAL DEVELOPMENT OF THE BUSINESS			13

1.	THREE-YEAR HISTORY		13
2.	OTHER DISCLOSURE RELATING TO ONTARIO SECURITIES COMMISSION REQUIREMENTS FOR COMPANIES OPERATING IN EMERGING MARKETS		17
3.	RISK FACTORS		19

ITEM III DESCRIPTION OF THE BUSINESS			35

1.	MINING ACTIVITIES - CANADA		35
	1.1	Doyon Division - Westwood Gold Mine	35
	1.2	Côté Gold Project	38
2.	MINING ACTIVITIES – INTERNATIONAL		45
	2.1	Africa: Burkina Faso – Essakane Gold Mine	45
	2.2	Africa: Mali - Sadiola Gold Mine	53
	2.3	South America: Suriname - Rosebel Gold Mine	58
3.	EXPLORATION AND DEVELOPMENT		63
	3.1	General	63
	3.2	Capitalized Exploration and Development Projects	65
	3.3	Expensed Exploration and Development Projects	66
	3.4	Outlook	69
4.	MINERAL RESERVES AND RESOURCES		70
5.	OTHER ASPECTS OF THE BUSINESS		73
	5.1	Marketing of Production	73
	5.2	Environment and Permitting	73
	5.3	Community Relations	74
	5.4	Mining Development and Construction	74
	5.5	Intellectual Property	75
	5.6	Competition	75
	5.7	Sale of Production	75
	5.8	Employees	76
6.	DIVIDENDS		76
7.	LITIGATION		76

ITEM IV DESCRIPTION OF CAPITAL STRUCTURE			76

ITEM V RATINGS			77

ITEM VI MARKET FOR SECURITIES			78

ITEM VII DIRECTORS AND OFFICERS			79

1.	DIRECTORS		79
2.	EXECUTIVE OFFICERS		80
3.	SHAREHOLDINGS OF DIRECTORS AND OFFICERS		81
4.	CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES		81

ITEM VIII AUDIT AND FINANCE COMMITTEE			82

1.	COMPOSITION AND RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS		82
2.	MANDATE OF THE AUDIT AND FINANCE COMMITTEE		84
3.	PRE-APPROVAL POLICIES AND PROCEDURES		84
4.	EXTERNAL AUDITOR SERVICE FEES		85

ITEM IX INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS			85

ITEM X TRANSFER AGENT AND REGISTRAR			86

ITEM XI MATERIAL CONTRACTS			86

ITEM XII INTERESTS OF EXPERTS			88

ITEM XIII ADDITIONAL INFORMATION			88

SCHEDULE A – AUDIT AND FINANCE COMMITTEE CHARTER

List of Charts and Tables

IAMGOLD’s Corporate Structure	14
Mineral Reserves and Resources	70

Explanatory Notes:

1.	All dollar amounts presented in this Annual Information Form are expressed in U.S. dollars, unless otherwise indicated.

2.	Production results are in metric units, unless otherwise indicated.

3.

IAMGOLD Corporation carries on business in Canada. The subsidiaries of IAMGOLD Corporation carry on business in Canada and elsewhere. In this Annual Information Form, the words “Company” and “IAMGOLD” are used interchangeably and in each case refer, as the context may require, to all or any of IAMGOLD Corporation and its subsidiaries.

4.

The information in this Annual Information Form is complemented by the Company’s Audited Consolidated Annual Financial Statements for the year ended December 31, 2014 and the management’s discussion and analysis thereon.

5.

The Company’s Annual Financial Statements for the year ended December 31, 2014 and the management’s discussion and analysis thereon, are available on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com.

Cautionary Note to US Investors Regarding Disclosure of Mineral Reserve and Resource Estimates

The disclosure in this Annual Information Form has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a set of rules and policies developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” are used in this Annual Information Form and documents incorporated herein by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them and, generally, does not permit U.S. companies to disclose mineral resources of any category in documents filed with the SEC. In addition, the terms “proven mineral reserves” and “probable mineral reserves” are used in the Annual Information Form and the documents incorporated herein by reference to comply with Canadian reporting standards. Those terms differ in certain material respects from similar terms recognized by the SEC. For example, under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into mineral reserves. Mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources or inferred mineral resources will ever be upgraded to a reserve, is economically or legally mineable or will ever be mined. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC generally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Annual Information Form regarding reserves and resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. U.S. investors are urged to consider closely the disclosure on technical terminology under the heading “Technical Information” in the Glossary below.

Special Note Regarding Forward-Looking Statements

This Annual Information Form contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact set forth or incorporated herein by reference, are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors; many of which are beyond the Company’s ability to control or predict. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, cost estimates and anticipated financial results; potential mineralization and estimates of mineral reserves and mineral resources (including, but not limited to potential for further increases at the Westwood, Essakane, Sadiola and Rosebel Gold Mines) and expected mine life; expected exploration results, future work programs, capital expenditures and objectives, evolution and economic performance of development projects including, but not limited to, the Côté Gold Project and exploration budgets and targets; construction and production targets and timetables, as well as anticipated timing of grant of permits and governmental incentives; gold price volatility; contractual commitments, royalty payments, litigation matters and measures of mitigating financial and operational risks; anticipated liabilities regarding site closure and employee benefits; continuous availability of required manpower; possible exercise of outstanding warrants; and, more generally, continuous access to capital markets; and the Company’s global outlook and that of each of its mines and development projects. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Statements concerning actual mineral reserves and mineral resources estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements, which involve assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some, but not all, of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: hazards normally encountered in the mining business including unusual or unexpected geological formations, rock bursts, cave-ins, floods and other conditions; delays and repair costs resulting from equipment failure; changes to and differing interpretations of mining tax regimes in foreign jurisdictions; the market prices of gold and other minerals; past market events and conditions and the deterioration of general economic indicators; the ability of the Company to replace mineral reserves depleted by production; over/underestimation of mineral reserve and mineral resource calculations; fluctuations in exchange rates of currencies; failure to obtain financing as and when required to fund exploration and development; default under the Company’s credit facility or senior unsecured notes due to a violation of covenants therein; failure to obtain financing to meet capital expenditure plans; risks associated with being a multinational company; differences between the assumption of fair value estimates with respect to the carrying amount of mineral interests and actual fair values; inherent risks related to the use of derivative instruments, including for hedging purposes to stabilize input costs; accuracy of mineral reserve and mineral resource estimates; uncertainties in the validity of mining interests and ability to acquire new properties and retain skilled and experienced employees; various risks and hazards beyond the Company’s control, many of which are not economically insurable; risks and hazards inherent to the mining industry, most of which are beyond the Company’s control; market prices and availability of commodities used by the Company in its operations; lack of infrastructure and other risks related to the geographical areas in which the Company carries out its operations; labour disruptions and other disruptions caused by mining accidents which may involve personal injury to or death of employees or contractors; health risks associated with the mining work force in Africa, Canada and Suriname; disruptions created by surrounding communities; need to comply with the extensive laws and regulations governing the environment, health and safety of the Company’s mining and processing operations and exploration activities; risks normally associated with any conduct of business in foreign countries including varying degrees of political and economic risk, which may include the possibility for political unrest and foreign military intervention; ability to obtain and renew the required licenses and permits from various governmental authorities in order to exploit the Company’s properties; risks and expenses related to reclamation costs and related liabilities; continuously evolving legislation, such as the mining legislation in Burkina Faso, Mali, Suriname and Canada, which may have unknown and negative impact on operations; risks normally associated with the conduct of joint ventures; inability to control standards of non-controlled assets; risk and unknown costs of litigation; undetected failures in internal controls over financial reporting; risks related to making acquisitions, including the integration of operations; risks related to the construction, development and start-up of the Côté Gold Project following a decision by the Company to proceed with it and potential further expansion activities at the Sadiola and Rosebel Gold Mines; dependence on key personnel; and other related matters.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause results to differ from what is anticipated, estimated or intended. Those factors are described or referred to below, under the heading “Risk Factors” in this Annual Information Form. Market and commodity price volatility and uncertainty in credit markets stemming, in part, from past events in European financial and credit markets continues to persist and the price of gold has decreased significantly. These on-going events could impact forward-looking statements contained in this Annual Information Form in an unpredictable and possibly detrimental manner. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Glossary

Mining Terms and Frequently Used Abbreviations

AC: aircore.

BLEG: bulk leach extractable gold

By-product: a secondary metal or mineral product recovered in the milling process.

Carbon-in-leach (“CIL”) process: a process used to recover dissolved gold inside a cyanide leach circuit. Coarse activated carbon particles are introduced in the leaching circuit and are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis. CIL is a process similar to CIP (carbon-in-pulp) except that the gold leaching and the gold absorption are done simultaneously in the same stage compared with CIP where the gold absorption stage follows the gold leaching stage.

Carbon-in-pulp (“CIP”) process: a process used to recover dissolved gold from a cyanide leach slurry. Coarse activated carbon particles are moved counter-current to the slurry, absorbing gold as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis.

Concentrate: a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

Contained ounces: ounces in the mineralized rock without reduction due to mining loss or processing loss.

Cut-off grade: the lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit.

DD: diamond drilling or diamond drill.

Deferred development: development of surface and underground infrastructures to be used over an extended period. Costs related to this activity are capitalized.

Depletion: the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production.

Dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

EMS: environmental management system.

g/t Ag: gram of silver per tonne.

g/t Au: gram of gold per tonne.

Grade: the relative quantity or percentage of metal or mineral content.

HQ: core diameter of 63.5 mm

ISO 14001: a standard established by the International Organization for Standardization setting forth the guidelines for an EMS (environmental management system).

ISO 9001: a standard established by the International Organization for Standardization setting forth the guidelines for a quality management system.

Leach/heap leach: to dissolve minerals or metals out of ore with chemicals. Heap leaching gold involves the percolation of a cyanide solution through crushed ore heaped on an impervious pad or base.

MW: megawatts.

Mineral reserves: mineral reserves are divided into two categories; proven and probable mineral reserves, which are more particularly defined herein under Section 4 of Item III below.

Mineral resources: mineral resources are divided into three categories; measured, indicated and inferred, which are more particularly defined herein under Section 4 of Item III below.

NQ: core diameter of 47.6 mm

Ounce: refers to one troy ounce, which is equal to 31.1035 grams.

QA/QC: quality-assurance/quality control.

Qualified person: an individual who is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining who has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice, and who has experience relevant to the subject matter of the mineral project or technical report, and who is in good standing with a professional association, as more fully referenced in NI 43-101.

RAB: rotary air blast.

RC: reversed circulation.

REE: rare earth elements.

Recovery: the proportion of valuable material obtained during mining or processing. Generally expressed as a percentage of the material recovered compared to the total material present.

Restoration: operation consisting of restoring a mining site to a satisfactory condition.

RQD: rock quality designation.

SAG: semi-autogenous grinding.

Stoping: the process of mining an underground ore body.

Stripping: in mining, the process of removing overburden or waste rock to expose ore.

Tailings: the material that remains after metals or minerals considered economic have been removed from ore during milling.

Tailings pond or Tailings Storage Facility or TSF: a containment area used to deposit tailings from milling.

Tonne: by common convention refers to one Metric ton, equivalent to 1,000 kilograms.

Financial Terms

2012 Amended Credit Facility: means the amended and restated unsecured revolving credit facility increased to $500 million and changes to several terms and conditions entered into by the Company and a syndicate of financial institutions led by The Bank of Nova Scotia, Canadian Imperial Bank of Commerce and Toronto-Dominion Bank on February 22, 2012, which amends and restates the credit agreement entered into on April 15, 2008 providing for a revolving facility of $140 million that was subsequently amended and restated on March 24, 2010 to increase the revolving facility to $350 million.

2012 Amended Letters of Credit Facility: means the amended and restated credit agreement with the revolving facility increased to $75 million for the issuance of letters of credit entered into by the Company and the National Bank of Canada on February 22, 2012, which amends and restates the credit agreement entered into on April 23, 2010 providing for a revolving facility of $50 million.

2012 Senior Unsecured Notes: means the $650 million of senior unsecured notes bearing interest at 6.75 per cent which matures on October 1, 2020 and which were issued by the Company on September 21, 2012.

Hedge: a risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions.

Hedging: a future transaction made to protect the price of a commodity as revenue or cost and secure cash flows.

IFRS: International Financial Reporting Standards.

Margin: money or securities deposited with a broker as security against possible negative price fluctuations.

NSR: net smelter returns.

Royalty: cash payment or physical payment (in-kind) generally expressed as a percentage of NSR or mine production.

Spot price: the current price of a metal for immediate delivery.

TSX: the Toronto Stock Exchange.

Volatility: propensity for variability. A market or share is volatile when it records rapid variations.

Technical Information

For the Sadiola Gold Mine, refer to the definitions of the JORC Code (defined below) under the heading “Australasian Code for Reporting of Mineral Resources and Ore Reserves” below.

Canadian Standards for Mineral Resources and Reserves

Unless otherwise indicated, in this Annual Information Form, the following terms have the meanings set forth below. Reference is made to the “Cautionary Note to US Investors Regarding Mineral Reporting Standards” at the beginning of this Annual Information Form.

Mineral Reserves

Mineral Reserves are sub-divided in order of decreasing confidence into Proven Mineral Reserves and Probable Mineral Reserves. A Proven Mineral Reserve has a higher level of confidence than a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided, in order of decreasing geological confidence, into Measured, Indicated and Inferred categories. A Measured Mineral Resource has a higher level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic material or natural, solid, fossilized, organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Metallurgical Recovery, Mining Dilution, Mining Losses and Cut-off Grade

In calculating Mineral Reserves, cut-off grades are established using the Company’s long-term metal or mineral prices, foreign exchange assumptions, metallurgical recovery, mining dilution, mining losses and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

* * * * * * * * *

Australasian Code for Reporting of Mineral Resources and Ore Reserves

The estimates of ore reserves and mineral resources for the Sadiola Gold Mine, as set out in this Annual Information Form, have been calculated in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and Minerals Council of Australia (the “JORC Code”). NI 43-101 provides that companies may make disclosures using the reserve and resource categories of the JORC Code subject to the satisfaction of certain requirements.

The definitions of ore reserves (under the JORC Code) are as follows.

Ore reserve (under the JORC Code) is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are subdivided in order of increasing confidence into probable ore reserves and proved ore reserves.

Probable ore reserve (under the JORC Code) is the economically mineable part of an indicated, and in some circumstances measured, mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Proved ore reserve (under the JORC Code) is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The definitions of mineral resources under the JORC Code are as follows:

Mineral resource is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and is assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Indicated mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Measured mineral resource is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

The foregoing definitions of ore reserves and mineral resources as set forth in the JORC Code have been reconciled to the definitions in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines (the “CIM Standards”) adopted under NI 43-101. If ore reserves and mineral resources for the Sadiola Gold Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the reserve and resource estimates for such mines set forth herein.

Symbols Used

Ag	=	Silver

Au	=	Gold

Cu	=	Copper

Item I	Name and Incorporation

The Company was incorporated under the Canada Business Corporations Act with the name “IAMGOLD International African Mining Gold Corporation” by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding common shares of the Company (“Common Shares”) were consolidated on a one-for-4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of the Company was increased by the creation of an unlimited number of first preference shares (“First Preference Shares”), issuable in series, and an unlimited number of second preference shares (“Second Preference Shares”), issuable in series, and the “private company” restrictions were deleted. By articles of amendment effective June 27, 1997, the name of the Company was changed to “IAMGOLD Corporation”. By articles of amalgamation effective April 11, 2000, the Company amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation effective January 1, 2004, the Company amalgamated with its then wholly-owned subsidiary, Repadre Capital Corporation (“Repadre”). Effective March 22, 2006, the Company completed a business combination transaction with Gallery Gold Limited (“Gallery Gold”) and effective November 8, 2006, the Company acquired Cambior Inc. (“Cambior”) by amalgamating a wholly-owned subsidiary, IAMGOLD-Québec Management Inc. (“IMG-QC”), with Cambior pursuant to the terms of a court-sanctioned arrangement (“Cambior Arrangement”). By articles of amalgamation effective January 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IAMGOLD Burkina Faso Inc. (“IMG-BF”). By articles of amalgamation effective March 1, 2011, the Company amalgamated with its then wholly-owned subsidiary, IMG-QC.

The registered and principal office of the Company is located at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, Canada M5H 2Y4. The Company’s telephone number is (416) 360-4710 and its website address is www.iamgold.com.

Item II	General Development of the Business

1.	Three-Year History

IAMGOLD is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, IAMGOLD has interests in various operations and exploration properties as well as various royalty interests on mineral resource properties.

The following chart illustrates certain subsidiaries of IAMGOLD, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by IAMGOLD, and the material mineral projects of IAMGOLD held through such subsidiaries and the percentage of ownership interest that the relevant subsidiary of IAMGOLD has in such material mineral projects.

IAMGOLD’s Corporate Structure

On February 22, 2012, the Company increased its existing unsecured revolving credit facility to $500 million as part of the 2012 Amended Credit Facility and its existing Letter of Credit Facility to $75 million as part of the 2012 Amended Letters of Credit Facility. The 2012 Amended Credit Facility is a four-year facility expiring in 2016.

On June 21, 2012, the Company completed the acquisition of all of the issued and outstanding common shares of Trelawney Mining and Exploration Inc. (“Trelawney”) through a plan of arrangement. Under the terms of the plan of arrangement, former shareholders of Trelawney received C$3.30 in cash for each common share Trelawney held. The main asset acquired in this transaction was the Côté Gold Project located adjacent to the Swayze Greenstone Belt in Northern Ontario, Canada.

On September 21, 2012, the Company completed the issuance of the 2012 Senior Unsecured Notes. The Company is currently using the proceeds for general corporate purposes, including the funding of capital expenditures and exploration.

On November 14, 2012, the Company disposed of its interest in the Quimsacocha project in Ecuador to INV Metals Inc. (“INV Metals”) through the disposal of all shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A., in exchange for 231.3 million common shares of INV Metals. The Company held approximately 47 per cent of the issued and outstanding INV Metals common shares immediately after the closing of the transaction.

On March 21, 2013, the Company announced the start-up of the gold processing plant at the Westwood Gold Mine.

On June 6, 2013, the Company, the Republic of Suriname and Grassalco (as defined in Section 2.3 i) of Item III below) signed the second amendment (“Second Amendment”) to the Mineral Agreement (also defined in Section 2.3 i) of Item III below) for the Rosebel Gold Mine which allows for the extension of the term of the existing Mineral Agreement by 15 years until 2042 and the establishment of a joint venture between the Company and the Republic of Suriname to target higher-grade, softer ore situated within satellite resources surrounding the current mine operation using government-supplied power at an agreed rate of 11 cents per kilowatt hour. The Company will hold an indirect 70 per cent participating interest in the joint venture and the Republic of Suriname will acquire a 30 per cent participating interest on a fully-paid basis in the joint venture.

On August 7, 2013, the Company announced that it had reached two agreements with the Republic of Suriname to reduce power costs at Rosebel. The first agreement immediately lowered power costs for the current operation. The second agreement secured additional power for the Rosebel Gold Mine if contemplated expansion were to go ahead. These power agreements complement a joint venture agreement concluded with the Republic of Suriname, which separately provided lower power rates to mill material originating from the joint venture area surrounding the current operation.

On September 15, 2013, the Company reported that a decision had been made to suspend mining activities at the Yatela Gold Mine effective September 30, 2013 in the light of a combination of factors, including miner safety in the pit, the drop in the spot price of gold and the reduction in profit margin.

On December 11, 2013, the Company announced that it was suspending future dividend payments until further notice.

On January 15, 2014, the Company obtained receipt for a final short form base shelf prospectus further to its filing of a preliminary short form base shelf prospectus previously announced on July 22, 2013 for the renewal of an existing facility with the securities regulators in each province and territory of Canada (except for Québec) and a corresponding shelf registration statement with the SEC in the United States. These filings will allow the Company to make offerings of shares, warrants, debt securities, subscription receipts or any combination thereof of up to $1 billion during the 25-month period following this filing in Canada, except for Quebec, and the United States.

On March 6, 2014, the Company announced that it had finalized a five-year option agreement with Sarafina N.V. (“Sarafina”) to acquire a 100 per cent interest in Sarafina’s 10,000-hectare mining concession in Suriname, located 25 kilometres south-west from the Rosebel Gold Mine. The concession lies within the area of interest of the new joint venture with the Republic of Suriname established under the Second Amendment to the Mineral Agreement. Any material processed at the Rosebel Gold Mine which originates from the Sarafina property will be eligible for a lower power rate under the terms of the Second Amendment. At any time during the five-year term of the option agreement, the Company may terminate the option or exercise the right to acquire the concession by paying $1 million to Sarafina. Sarafina is entitled under the option agreement to receive option payments totalling $575,000 over the five-year term. Sarafina has also been granted an NSR royalty of 1.6 per cent for any future mineral production from the property. On March 3, 2015, the Rosebel Gold Mine made a second annual payment under the option agreement to Sarafina.

In July 2014, the Company announced that mining and milling operations at the Mouska Gold Mine ceased as the mine reached its end of life. All ore stockpiles were depleted, the balance of the gold doré inventory was sold and the assets derecognized in the third quarter 2014.

On July 31, 2014, the Company declared commercial production at the Westwood Gold Mine in the Abitibi region of Québec. The Westwood Gold Mine hoisted ore at an average of 1,075 tonnes per day for the first 30 days of July. While the gold processing plant at the Westwood Gold Mine began processing in March 2013, the Westwood Gold Mine hoisted ore at a sustained level to sufficiently feed the processing plant to enable profitable production.

On August 3, 2014, the Company completed commissioning of a solar power plant in Suriname at the Rosebel Gold Mine. The solar plant has an installed capacity of 5 MW and is interconnected to Suriname’s electric power grid system. All power generated from the solar plant is used by the Rosebel Gold Mine.

On October 3, 2014, the Company announced that it had reached a definitive agreement to sell its Niobec Mine to a group of companies led by Magris Resources Inc. for cash proceeds of $500 million after tax upon closing. The sale of the Niobec Mine included the adjacent REE deposit. The total consideration of $530 million for the transaction was comprised of a cash payment of $500 million payable on closing, as well as an additional $30 million when the adjacent REE deposit goes into commercial production. A two per cent gross proceeds royalty will be payable on any REE production. As disclosed in the Company’s 2014 Annual Consolidated Financial Statements, the Company classified the asset as ‘held for sale’, meaning a non-current asset ‘held for sale’ and discontinued operations under IFRS.

On November 10, 2014, the Company announced that in its continuing efforts to maximize economic returns, the Company has transformed its corporate structure with the primary objective of creating a more efficient and effective organization that embeds agility and scalability through the adoption of leading practices. Concurrent with these changes, the Company took further cost cutting initiatives in addition to the $125 million of cost reductions realized in 2013. The Company targeted a 10 per cent overall reduction of corporate general and administrative costs in the 2015 budget as well as productivity and cost reduction initiatives at the Rosebel and Essakane Gold Mines. The Company also decided to reduce a number of its corporate memberships, including withdrawal from the World Gold Council.

On January 16, 2015, the Company announced that it received regulatory approvals to complete the sale of the Niobec Mine to the group of companies led by Magris Resources Inc. Such sale was completed on January 22, 2015. On closing, the Company received $500 million in cash after tax for the niobium business.

On January 22, 2015, the Company reported that an event occurred in the confined area of the Westwood Gold Mine being a rock burst which caused a localized underground ground fall. The Company reported that no employees were injured and all employees in the mine were evacuated. Gold production in the mill was not interrupted as the Westwood Gold Mine had sufficient stockpiles and had advanced underground development to the extent that it had many operating underground stopes from which to mine. Mining, in the specific area affected by the rock burst, was suspended until the situation analysis was completed as worker safety remained the priority.

On February 2, 2015 and February 13, 2015, the Company issued 5,317,716 and 8,452,365 flow-through Common Shares for proceeds of C$20 million and C$30 million, respectively. The Company will apply all of the flow-through share proceeds raised to fund qualified exploration and development expenditures.

On March 23, 2015 the Company completed an agreement with Sandstorm Gold Ltd. to sell the Company’s gross proceeds royalty over property in Lac de Gras in the Northwest Territories, Canada, including property constituting the Diavik Diamond Mine (the “Diavik Diamond Royalty”). The Diavik Diamond Mine is owned, under an unincorporated joint venture structure, 60 per cent by Diavik Diamond Mines Inc. (“DDMI”), a subsidiary of Rio Tinto plc, and 40 per cent by Dominion Diamond Diavik Limited Partnership, a subsidiary of Dominion Diamond Corporation and is operated by DDMI. The Diavik Diamond Royalty is being sold for total proceeds of $56.8 million, comprised of $52.5 million cash on closing and three million five-year warrants exercisable after initial production from the Diavik Diamond Mine’s A21 pipe at an exercise price of $4.50, valued at $4.3 million based on the Company’s internal valuation methodology.

2.	Other Disclosure Relating to Ontario Securities Commission Requirements for Companies Operating in Emerging Markets

Controls Relating to Corporate Structure Risk

IAMGOLD has implemented a system of corporate governance, internal controls over financial reporting, and disclosure controls and procedures that apply at all levels of the Company and its subsidiaries. These systems are overseen by the Company’s board of directors, and implemented by the Company’s senior management. The relevant features of these systems include:

(a)

IAMGOLD’s Control Over Subsidiaries. IAMGOLD’s corporate structure has been designed to ensure that the Company controls, or has a measure of direct oversight over the operations of its subsidiaries. A substantial number of IAMGOLD’s subsidiaries are either wholly-owned or controlled to a large extent by the Company. Accordingly, the Company directly controls the appointments of either all of the directors or such number of directors reflecting the Company’s proportional ownership interest of its subsidiaries. The directors of IAMGOLD’s subsidiaries are ultimately accountable to IAMGOLD as the shareholder appointing him or her, and IAMGOLD’s board of directors and senior management. As well, the annual budget, capital investment and exploration program in respect of the Company’s mineral properties are established by the Company.

Further, signing officers for subsidiary foreign bank accounts are either employees of IAMGOLD or employees of the subsidiaries. In accordance with the Company’s internal policies, all subsidiaries must notify the Company’s corporate treasury department of any changes in their local bank accounts including requests for changes to authority over the subsidiaries’ foreign bank accounts. Monetary limits are established internally by the Company as well as with the respective banking institution. Annually, authorizations over bank accounts are reviewed and revised as necessary. Changes are communicated to the banking institution by the Company and the applicable subsidiary to ensure appropriate individuals are identified as having authority over the bank accounts.

(b)

Strategic Direction. IAMGOLD’s board of directors is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company including those of its material subsidiaries.

(c)

Internal Control Over Financial Reporting. The Company prepares its consolidated financial statements and Management Disclosure & Analysis (“MD&A”) on a quarterly and annual basis, using IFRS as issued by the International Accounting Standards Board, which require financial information and disclosures from its subsidiaries. The Company implements internal controls over the preparation of its financial statements and other financial disclosures to provide reasonable assurance that its financial reporting is reliable and that the quarterly and annual financial statements and MD&A are being prepared in accordance with IFRS and relevant securities laws. These internal controls include the following:

(i)

The Company has established a quarterly reporting package relating to its subsidiaries that standardizes the information required from the subsidiaries in order to complete the consolidated financial statements and MD&A. Management of the Company has direct access to relevant financial management of its subsidiaries in order to verify and clarify all information required.

(ii)

All public documents and statements relating to the Company and its subsidiaries containing material information (including financial information) are reviewed by senior management, particularly, a Disclosure Committee, including the Chief Executive Officer, the Chief Financial Officer and internal legal counsel before such material information is disclosed, to make sure that all material information has been considered by management of the Company and properly disclosed.

(iii)

As more fully described in paragraph (e), the Company’s Audit Committee obtains confirmation from the Chief Executive Officer and Chief Financial Officer as to the matters addressed in the quarterly and annual certifications required under National Instrument 52-109 - Certification of Disclosure in the Company’s Annual and Interim Filings (“NI 52-109”).

(iv)

The Company’s Audit Committee reviews and approves the Company’s quarterly and annual financial statements and MD&A and recommends to the Company’s board of directors for the board’s approval of the Company’s quarterly and annual financial statements and MD&A, and any other financial information requiring board approval, prior to their publication or release.

(v)

The Company’s Audit Committee assesses and evaluates the adequacy of the procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements by way of reports from management and its internal and external auditor.

(vi)

Although not specifically a management control, the Company engages its external auditor to perform reviews of the Company’s quarterly financial statements and an audit of the annual consolidated financial statements in accordance with Canadian generally accepted auditing standards.

(d)

Disclosure Controls and Procedures. The responsibilities of the Company’s Audit Committee include oversight of the Company’s internal control systems including those systems to identify, monitor and mitigate business risks as well as compliance with legal, ethical and regulatory requirements.

(e)

CEO and CFO Certifications. In order for the Company’s Chief Executive Officer and Chief Financial Officer to be in a position to attest to the matters addressed in the quarterly and annual certifications required by NI 52-109, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting, in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Company and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the Chief Executive Officer and Chief Financial Officer in a timely manner.

These systems of corporate governance, internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to all material information about its subsidiaries.

Procedures of the Board of Directors of the Company

Fund Transfers from the Company’s Subsidiaries to IAMGOLD

Funds are transferred by the Company’s subsidiaries to the Company by way of wire transfer and/or cheque pursuant to a variety of methods which include the following: collection of monthly management fees; chargeback of costs undertaken on behalf of the subsidiaries via intercompany invoices by the Company; repayment of loans related to project funding; and dividend declaration/payment by the subsidiaries. The method of transfer is dependent on the funding arrangement established between the Company and the subsidiary. In some cases, loan agreements are established with corresponding terms and conditions. In other cases, dividends are declared and paid based on the profitability and available liquidity of the applicable subsidiary. Where regulatory conditions exist in the form of exchange controls, authority to return capital is obtained in advance of the funding of the subsidiary, from the appropriate government ministry by the Company and the applicable subsidiary.

Removal of Directors of Subsidiaries

Pursuant to joint venture agreements governing the operation of its Mali operations, the Company has the right at any time to appoint or remove directors of its Mali subsidiaries and has an effective veto over decisions concerning its Mali subsidiaries.

In respect of its wholly-owned subsidiaries, subject to applicable local corporate laws and the respective constating documents of each of the Company’s wholly-owned subsidiaries, the Company may remove directors of these subsidiaries from office either by way of a resolution duly passed by the Company at a shareholders’ meeting or by way of a written resolution.

Records Management of the Company’s Subsidiaries

The original minute books, corporate seal and corporate records of each of the Company’s subsidiaries are kept at each subsidiary’s respective registered office. The Company maintains at its head office a duplicate set of such corporate records for all of its subsidiaries.

3.	Risk Factors

The Company is subject to various risks arising from factors within or outside of its control. Such risks are broadly classified into two categories: financial and operational risks. Any occurrence could materially adversely affect among other things results from operations, profitability, cash flow and asset valuations. Any one risk factor could cause actual results to differ materially from those described in forward-looking statements relating to the Company. Additionally, should two or more adverse events occur simultaneously or within a relatively short period of time, there could be a compounding effect on results from operations, profitability, cash flow and asset valuations.

Financial Risks

Gold price fluctuations

The Company’s revenues depend in part on the market prices for mine production from the Company’s producing properties. Approximately 80 per cent of the Company’s revenues were attributable to gold sales in 2014 and 82 per cent in 2013. With the sale of the Niobec Mine and the Diavik Diamond Royalty, substantially all of the Company’s revenues will be attributable to gold sales in 2015. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the US dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewellery demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. Fluctuations in gold prices may materially and adversely affect the Company’s financial performance or results of operations. The Company does not hedge its gold sales.

Insufficient financing

To fund growth, the Company may need to secure necessary capital through loans or other forms of permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. The future construction of mining facilities and commencement of mining operations, such as at the Côté Gold Project in Canada, any expansion of the Sadiola Gold Mine, and the exploration and development of the Company’s properties, including continuing exploration projects around the world require substantial capital expenditures. In addition, a portion of the Company’s activities may be directed to the search and exploration for, and the development of, new mineral deposits.

The Company may be required to seek additional financing and continuation of the current financial arrangements with its lenders to maintain its capital expenditures at planned levels. Financing may not be available when needed or, if available, may not be available on terms acceptable to the Company. Failure to obtain any financing necessary for the Company’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties.

The 2012 Amended Credit Facility matures on February 22, 2016 and there can be no certainty that the 2012 Amended Credit Facility will be renewed/extended and on terms favourable to the Company or for an amount of up to $500 million.

Shareholder dilution

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategic plans, market and forecasted gold prices, the mining industry, general economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, issue new Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new debt, reimburse existing debt, extend/amend or renew its senior credit facility or purchase or sell gold bullion.

The constating documents of the Company allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the Board of Directors of the Company, in many cases, without the approval of shareholders. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into Common Shares of IAMGOLD or the effect, if any, that future issues and sales of the Company’s Common Shares will have on the market price of its Common Shares. Any transaction involving the issue of previously authorized but unissued Common Shares or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

Cost reduction initiatives

The Company’s current cost structure following the 2013 and 2014 cost reduction initiative, may be compromised by external factors which, when combined, could cause potentially declining revenues and an escalation of other costs at the Company. The Company’s revenues are affected by the volatility in gold price. The combined effect of the current sustained decline in the gold price with any escalation of operating costs that are tied to labor, energy and increasing rock hardness, or any increase in royalties, negatively impacts the Company’s earnings. Additionally, certain cost reduction initiatives may not be sustainable over a longer period of time and the Company may face the risk of having to pursue other measures to achieve margin protection and efficiency improvements.

Declining income

Lower gold prices have resulted in limiting the amount of operating and free cash flow available to the Company and led to a decline in income. Combining this with the Company’s efforts to preserve cash has resulted in a deferral, cancelation or reduction of capital expenditures and development projects. Additionally, reduced margins have squeezed expected rates of return on certain projects. Delays and deferral of such projects inhibits the growth of the Company. Reduction of capital spending may result in lower production output.

Project risks

The ability of the Company to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include, but are not limited to the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; and the future prices of the relevant minerals. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from the Company’s estimates or the Company could fail to obtain the governmental approvals necessary for the operation of a project, in which case, the project may not proceed, either on its original timing, or at all.

Indebtedness

The Company incurred long-term indebtedness following the offering of the Company’s $650 million Senior Unsecured Notes in 2012.

The Company’s level of indebtedness could result in consequences which may adversely affect holders of the 2012 Senior Unsecured Notes and other stakeholders, including making it more difficult for the Company to satisfy obligations with respect to the 2012 Senior Unsecured Notes and other debt; limiting the ability of the Company to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring the Company to make non-strategic divestitures; requiring a substantial portion of cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the vulnerability to general adverse economic and industry conditions; exposing the Company to the risk of increased interest rates as borrowings under the 2012 Amended Credit Facility are at variable rates of interest; limiting the flexibility in planning for and reacting to changes in the industry in which the Company competes; placing the Company at a disadvantage compared to other, less leveraged competitors who may be able to take advantage of opportunities that the Company’s indebtedness would prevent it from pursuing; and increasing the cost of borrowing. Additionally, the indenture governing the 2012 Senior Unsecured Notes and the 2012 Amended Credit Facility agreement contain restrictive covenants that limit the Company’s ability to engage in activities that may be in its long term best interest. This includes a covenant in the 2012 Senior Unsecured Notes that contains a restriction on the use of proceeds from the sale of the Niobec Mine. This restriction requires the Company to invest the net proceeds back into the business within 365 days, with the option to extend another 180 days in certain cases. Investments include acquisitions and capital expenditures. In the event that the Company does not invest the full amount of the Niobec proceeds within the defined period, the Company will be required to repurchase notes with the shortfall.

Credit facility defaults

The 2012 Amended Credit Facility places certain limits on the Company, such as, on the Company’s ability to incur additional indebtedness, enter into derivative transactions, make investments in a business, or carry on business unrelated to mining, dispose of the Company’s material assets or, in certain circumstances, pay dividends. Further, this facility and the Company’s 2012 Amended Letters of Credit Facility (the “Credit Facilities”) require the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company’s control, including changes in general economic and business conditions, may affect the Company’s ability to satisfy these covenants, which could result in a default under the Credit Facilities. As at March 23, 2015, there were no funds drawn against the 2012 Amended Credit Facility but approximately $56.9 million in letters of credit were drawn against the 2012 Amended Letters of Credit Facility. Depending on its cash position and cash requirements, the Company may draw on the 2012 Amended Credit Facility to fund part of the capital expenditures required in connection with its current development projects. If an event of default under the 2012 Amended Credit Facility occurs, the Company would be unable to draw down further on the 2012 Amended Credit Facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the 2012 Amended Credit Facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements. Such a default may allow the creditors to accelerate repayment of the related debt and may result in the acceleration of any other debt containing a cross-acceleration or cross-default provision which applies. In addition, an event of default under the 2012 Amended Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if the Company were unable to repay any amounts due and payable under the 2012 Amended Credit Facility, those lenders could proceed against the guarantees securing such indebtedness. In the event the Company’s lenders or noteholders accelerate the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay that indebtedness. Furthermore, creditors could enforce or foreclose against the collateral securing its obligations and the Company could be forced into bankruptcy, receivership or liquidation.

As a result of these restrictions, the Company may be:

•	limited in how it conducts its business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities

These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Credit rating downgrade

The Company’s debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in the Company’s credit ratings will generally affect the market value of the 2012 Senior Unsecured Notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure of the 2012 Senior Unsecured Notes.

Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for the Company to obtain additional debt financing.

Inadequate controls over financial reporting

The Company assessed and tested, during its 2014 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. Accordingly, the Company’s management does not expect that its internal controls over financial reporting will prevent or detect all errors and all fraud. In addition, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting.

Asset impairment

The Company performs impairment testing of its property, plant and equipment when indications of potential impairment are identified. The Company performed an impairment test in 2014 with no impairment charge or reversal of impairment required to be recorded, as described in note 33 to the Annual Consolidated Financial Statements.

Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s property, plant and equipment. If the Company fails to achieve its valuation assumptions or if any of its property, plant and equipment or cash generating units experiences a decline in their fair value, an impairment charge may be required to be recorded in future periods, causing a reduction of the Company’s earnings.

Interest rates

The Company’s financial results are affected by movements in interest rates. Interest payments under the Credit Facilities are subject to fluctuation based on changes to specified interest rates. See the discussion below under the heading “Material Contracts – 2012 Amended Credit Facility. A copy of the credit agreement in connection with the 2012 Amended Credit Facility is available under the Company’s profile on SEDAR at www.sedar.com.

Taxes and tax audits

Stability agreements are in place with the governments of Burkina Faso, Mali and Suriname to provide a reasonable measure of protection by stabilizing the tax laws applicable to mining projects. However, the Company’s interpretation and application of the stability agreement and the tax laws to its transactions and activities may not coincide with that of the regulatory authorities. In addition, a regulatory authority’s interpretation of the relevant provisions of the stability agreement and the applicable tax laws or regulations affecting the capitalization and intercompany debt load of local entities may change at any time. As a result, transactions may be challenged by regulatory authorities and the Company’s operations may be assessed, which could result in significant additional royalties, taxes, penalties and interest.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. Changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business.

Consumables

The profitability of the Company’s business is affected by the market prices and availability or shortages of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, such as diesel fuel and heavy fuel oil at the Essakane Gold Mine in Burkina Faso and at the Rosebel Gold Mine in Suriname; electricity at the Sadiola Gold Mine in Mali and at the Rosebel and Westwood Gold Mines and steel, concrete, grinding media, equipment spare parts, explosives and cyanide at all operations. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the Company’s control. Operations consume significant amounts of energy and are dependent on suppliers or governments to meet these energy needs and to allow declines in oil prices to filter through to the Company. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of the Company’s projects. If the costs of certain commodities consumed or otherwise used in connection with the Company’s operations and projects were to increase significantly, and remain at such levels for a sustained period of time, the Company may determine that it is not economically feasible to continue commercial production at some or all of the Company’s operations or the development of some or all of the Company’s current projects, which could have a material adverse impact on the Company. Costs at any particular mining location are also subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body or due to operational or processing changes. Reported cost may also be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on the Company’s capital expenditures, production schedules, profitability and operating cash flow.

Exchange rates

Currency fluctuations may affect the earnings and cash flows which the Company will realize from its operations since gold is sold in the world market in U.S. dollars but the costs of the Company are incurred principally in non-U.S. dollars (Canadian dollars, Euros and CFA francs). The appreciation of currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. While CFA francs currently have a fixed exchange rate to the Euro and are currently convertible into Canadian and U.S. dollars, they may not always have a fixed exchange rate or be convertible in the future.

As currency fluctuations are driven by financial markets and global economic conditions beyond the Company’s control, the Company manages this risk by hedging a portion of its exposure to currencies (Canadian dollars, Euros, etc.) resulting from operating and capital expenditures requirements at the Essakane and Westwood Gold Mines and corporate costs.

Derivatives

The Company regularly employs hedge (or derivative) products in respect of input costs such as fuel oil, interest rates and/or currencies. Hedge (or derivative) products are generally used to manage the risks associated with, among other things, mineral price volatility, changes in commodity prices, interest rates, foreign currency exchange rates and energy prices. Where the Company holds such derivative positions, the Company will deliver into such arrangements in the prescribed manner. The use of derivative instruments involves certain inherent risks including:

a)	credit risk – the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into such transactions;

b)

market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and

c)

price/valuation risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring a realized or unrealized (mark-to-market) loss in respect of such derivative products.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results and costs of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations. See the discussion under the heading “Litigation” under Section 7 of Item III below.

In the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company’s ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments from foreign courts could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Operational Risks

Reserves and resources

Mineral reserves and mineral resources are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and requires judgmental interpretations of geology, structure, grade distributions and trends, and other factors. These estimates may change as more information is obtained. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. It cannot be assumed that all or any part of the Company’s mineral resources constitutes or will be converted into reserves.

Market price fluctuations of gold as well as increased production and capital costs, reduced recovery rates or technical, economic, regulatory or other factors may render the Company’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Successful extraction requires safe and efficient mining and processing. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore types, may cause mineral reserves to become non-economical or the Company to be unprofitable in any particular reporting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its mineral reserves and resources, which could have a negative impact on the Company’s financial results. Failure to obtain or maintain necessary permits or government approvals, or revocation of or regulatory changes affecting necessary permits or government approvals, or environmental concerns could also cause the Company to reduce its reserves. There is also no assurance that the Company will achieve indicated levels of gold recovery or obtain the prices for gold production assumed in determining the amount of such reserves. Anticipated levels of production may be impacted by numerous factors, including mining conditions, labour availability and relations, weather and supply shortages. The SEC does not permit mining companies to disclose estimates other than mineral reserves in their filings with the SEC.

Reserve depletion

The life of mine estimates for each of the material properties of the Company are based on a number of factors and assumptions and may prove to be incorrect. In addition, life of mine plans, by design, may have declining grade profiles and increasing rock hardness and mine life would be shortened if the Company increases production or if the price of gold declines significantly. Reserves can be replaced by upgrading existing resources to mineral reserves generally by the completion of additional drilling and/or development to improve the estimate confidence and by demonstrating their economic viability, by expanding known ore bodies, by locating new deposits or by making acquisitions. Exploration is highly speculative in nature. The Company’s exploration projects involve many risks and are frequently unsuccessful. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by resource conversions, expansions, discoveries or acquisitions. The Westwood Gold Mine in particular has a relatively low quantity of proven and probable reserves compared to a relatively large quantity of inferred resources. Due to the nature and depth of the deposit, it will take many years to effectively access various sections of the ore body in order to carry out sufficient drilling to convert inferred resources to indicated and measured resources and, after economical assessment, into proven and probable reserves. The current life of mine business plan for the Westwood Gold Mine assumes that the inferred resources will be converted into proven or probable reserves on an ongoing basis and be mined and processed. For the reasons outlined above, there is a risk that some or all of the inferred resources at the Westwood Gold Mine may not be converted to proven or probable reserves to be mined and processed.

Coarse gold

Mineral reserve and resource calculations for the gold operations may be over/under estimated as a result of coarse gold.

Some of the ore bodies at the Company’s gold mines contain coarse gold with particles up to five millimetres in diameter. Attempts have been made to ensure that the grade samples used to determine mineral reserves and resources are representative by using appropriate sample preparation and analytical techniques as part of comprehensive QA/QC programs. Additionally, the grade estimation methods used are designed to reduce and/or limit the impact of localized high grade assays. The actual grade of the deposits could be lower or higher than predicted by the grade models developed.

Production costs

The Company’s production and cost estimates depend on many factors outside the Company’s control and may vary from actual production and costs, which could have an adverse impact on the Company’s financial results.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors such as changing strip ratios, ore grade metallurgy, labour costs, the cost of supplies and services, general inflationary pressures and currency exchange rates.

Equipment malfunctions

The Company’s various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment or delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging, if not replaced or inappropriate use or misuse. Any one of these factors could adversely impact the Company’s operations, profitability and financial results.

Legislative changes

The Company is subject to continuously evolving legislation, including, but not limited to, the areas of labour, environment, land titles, mining practices and taxation. Any amendment to current laws and regulations, for example, as they pertain to the environment, the rights of leaseholders or the payment of royalties, net profits interests or similar amounts, or an overly strict enforcement thereof in countries where the Company has operations or the new legislation in Canada to phase out, in 2016, the Overseas Employment Tax Credit (“OETC”) that is currently available to expatriate employees, could have a material adverse impact on the Company’s financial condition and/or results of operations. The Company participates in a number of industry associations to monitor changing legislation and quantify the impact of the changes in legislation, including the eventual elimination of the OETC, and maintains a good dialogue with governmental authorities in that respect. However, the Company is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent, delay or prohibit certain operations of the Company and impact the competiveness of the Company’s compensation packages depending on the reactions of other companies in the industry to the elimination of the OETC.

Strategic plans

The Company operates in an environment with constantly changing variables that directly impact its business both in the short and long term. In order to keep abreast of current market conditions and fundamentals affecting the Company’s business, the Company has a strategic planning process in place which regularly reviews its strategic plan to ensure that the Company is on track to meet its production and growth objectives efficiently. Given that unforeseen changes can occur at any time and that strategic plans are based upon certain conditions and assumptions that may not be valid, there can be no assurance that the Company’s strategic planning process will be completely effective in developing a strategic plan that keeps pace with changing market conditions and is both appropriate for the Company and relevant, at all times, possibly resulting in a material adverse effect on the Company’s business, financial condition and/or results of operations. The Company may also not be able to execute its strategic plan in a timely way.

Key employees

The Company’s ability to effectively manage its exploration and operating activities (including health, safety and sustainability) depends in large part on the Company’s ability to attract and retain key individuals in management positions and as senior leaders within the organization. The success of the Company also depends on the technical expertise of its professional employees. The Company faces competition for qualified management, professionals, executives and skilled personnel from other companies. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in attracting and retaining senior leaders, qualified management and technical talent with the necessary skills and experience to manage its current needs and anticipated growth.

The failure to attract and retain capable leaders and key management professionals as well as qualified talent to manage the existing operations and projects effectively could have a material adverse effect on the Company’s business, financial condition and/or operational results.

Labour disruptions

The Company is dependent on its workforce to extract and process minerals. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour disruptions at any of the Company’s material properties could have a material adverse impact on its business, results of operations and financial condition. A number of the Company’s employees are represented by labour unions under various collective labour agreements. In addition, existing labour agreements may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s earnings and financial condition.

Political and legal risks

Mining investments are subject to the risks normally associated with any conduct of business in foreign and/or emerging countries including political; war, terrorism and civil disturbance risks; changes in laws or policies of particular countries, including those relating to royalties, duties, imports, exports and currency; the cancellation or renegotiation of contracts; the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims; a disregard for due process and the rule of law by local courts; the risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate the Company, compliance with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and the Canadian Corruption of Foreign Public Officials Act (“CFPOA”) by virtue of the Company operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Company’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its code of conduct and applicable regulatory requirements.

There is also the risk of increased disclosure requirements, including those pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (“the Dodd-Frank Act”); currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold or on the import, for further gold processing, of by-products from the gold extraction process having residual gold content; limitations on the repatriation of earnings or on the Company’s ability to assist in minimizing its expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position and/or results of operations. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

The Company also currently conducts mining, development and exploration activities in countries with developing economies. It is difficult to predict the future political, social and economic direction of the countries in which the Company operates, and the impact government decisions may have on its business. Any political or economic instability in the countries in which the Company currently operates could have a material and adverse effect on the business and results of operations.

Operations in Burkina Faso, Mali, Senegal and Suriname are governed by mineral agreements with local governments that establish the terms and conditions under which the Company’s affairs are conducted. These agreements are subject to international arbitration and cover a number of items, including: the duration and renewal terms of exploration permits and mining licenses/operating permits; supply and repayment of funds for capital investments; the right to export production; distribution of dividends; shareholder rights and obligations for the Company, joint venture partners, and the government in respect of their ownership; labour matters; the right to hold funds in foreign bank accounts and in foreign currencies; taxation rates; and the right to repatriate capital and profits.

While the governments of most countries the Company operates in have modernized, or are in the process of modernizing, (i.e. Burkina Faso, Mali, Senegal and Suriname) and their mining regimes are generally considered by the Company to be mining friendly, no assurances can be provided that this will continue in the future. The economy and political systems of Suriname, Burkina Faso, Mali and Senegal should be considered to be less predictable than in countries such as Canada and the United States The possibility that a current, or a future, government may adopt substantially different policies or take arbitrary action which might halt exploration, production, nationalize assets or cancel contracts and/or mining and exploration rights and/or changes in taxation treatment cannot be ruled out, any of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and/or financial condition.

The removal of Blaise Campoaré’s government in October 2014 in Burkina Faso, in the context of widespread civil unrest directed at the contemplated end of term limits on the Presidency, has increased certain community expectations. A transitional government is in place to prepare for the planned Presidential and legislative elections in October 2015. The period leading up to those elections may see increased political and security risks affecting the Company’s operations in Burkina Faso.

Upcoming presidential elections in Burkina Faso and Suriname in 2015 may change the political, social and security landscape. A change of government may create political or economic instability and may lead to changes in direction in mining policy and laws which may negatively affect the Company’s interests.

Health risks

The Company is exposed to pandemics such as malaria and other diseases, such as ebola in West Africa, and dengue, and chikungunya in Suriname, and each of them represent a serious threat to maintaining a skilled workforce in the mining industry in Africa and in South America and are a major healthcare challenge faced by the Company’s operations in Africa. The outbreak of Ebola in West Africa is deadly, wide ranging and is placing significant pressure on local governments, health authorities and on international efforts to stop the spread. Cases were confirmed in neighbouring countries of Mali and Senegal; however, significant steps have been taken by these countries to mitigate the risks of it re-entering the country and/or spreading. Other than a direct effect on the Company’s employees, there is also an indirect impact on the Company’s operations including supply lines and movement of individuals. By staying informed of the latest developments, developing contingency plans and educating employees and contractors to prevent the spread and infection of the disease, the impact of this outbreak has been reduced. However, there can be no assurance that the Company will not lose members of its workforce or see its workforce productivity reduced or incur increased medical costs as a result of these health risks, which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Acquisitions and divestitures

The Company may pursue the acquisition or disposition of producing and development and advance stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, divert management attention away from its existing business and may be unsuccessful. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, obtain necessary regulatory approvals and integrate the acquired operations successfully with those of the Company. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographic, political, operational, financial and geological risks. For example, there may be a significant change in commodity prices after the Company has committed to complete an acquisition and established the purchase price or share exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. Opportunities for dispositions of existing assets and the completion of suitable divestitures are time consuming and expensive, divert management attention away from its remaining business and may be unsuccessful. The Company’s success in any disposition activity depends on its ability to identify suitable buyers, negotiate acceptable terms for any such disposition and any transaction may be subject to regulatory approvals or the buyer’s ability to raise funding to complete the transaction. Any disposition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to an increased concentration of geographic, political, operational, financial and geological risks. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or dispositions.

Environmental and health and safety issues

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations, including, but not limited to those governing the protection and rehabilitation or remediation of the environment, exploration, mine development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine and worker safety, relations with neighbouring communities, protection of endangered and other special status species and other matters. The Company’s ability to obtain and maintain required permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other resource companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations. Failure to comply with applicable environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations or financial condition. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties to governmental authorities relating to contamination issues at current or former activities or at third party sites. The Company could also be held liable for claims relating to exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant.

Groundwater monitoring in 2011 detected tailings effluent seeping from the Essakane Gold Mine’s TSF. A hydrogeological study determined that the seepage was attributed to permeability issues in the TSF floor which were unforeseen. As a mitigating impact control, a local well in the downstream area was proactively closed and an alternate water supply was made available. Golder Associates Ltd. was retained to identify mitigating solutions. Perimeter water wells were subsequently installed and were successful in mitigating downstream effects. Additional perimeter wells were installed at various times in the 2011-2013 timeframe, with further pumping stations being installed in 2015 to ensure that any potential for further seepage is appropriately mitigated. To further reduce the risks to groundwater, a cyanide destruction plant has been constructed and is scheduled for commissioning in 2015. The Company is currently undertaking a review of its long term tailings deposition plan, which will include an assessment of the benefits of operating the plant as part of the Essakane Gold Mine’s long term tailings strategy and the development of a regional hydrology model, which it expects to finalize by the end of the second quarter of 2015.

Such measures, including corrective action taken to address the detection of cyanide in the groundwater near the Essakane Gold Mine, and any additional measures required to address effluent compliance,

fines and costs and/or the effluent quality at any location may have a negative impact on the Company’s financial condition and/or results of operations.

In certain countries in which the Company has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the Company’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds, letters of credit or other forms of financial assurances are required as security for these reclamation activities. The Company may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions the Company has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

The Mouska Gold Mine ceased mining activities at the end of the second quarter of 2014 and the dismantlement of the surface installation is complete. More ground sampling has been performed under the former buildings to evaluate if there is some contamination and the final reclamation of the site will be achieved during 2015. The Company’s estimates for restoration and closure costs at all properties are contained in Section 5.2 of Item III below. Any significant increases over the current estimates of these costs could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Permitting

The operations and exploration and development projects of the Company require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain such licenses or permits associated with the permitting process could delay or prevent the development of the Côté Gold Project or impede the operation of a mine, which could adversely impact the Company’s operations, profitability and financial results. Such licenses and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses, and other penalties. There can be no assurance that the Company has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the Company has all required licenses and permits in connection with its operations. The Company may be unable to timely obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties such as the Côté Gold Project, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Land title

The validity of mining interests held by the Company, which constitute most of the Company’s property holdings, can be uncertain and may be contested and the Company’s mining properties are subject to various royalty, carried ownership interests and land payment agreements.

Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects. Several of the Company’s licenses will need to be renewed and on renewal the license may cover a smaller area. There is a risk that the Company may not have free and clear title to all its mineral property interests, or that they may be subject to challenge or impugned in the future. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to exploration and undeveloped properties, may be defective. A successful challenge to the Company’s title to its properties could result in the Company being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material adverse effect on the Company. Assuming the Company has good and marketable title to its immediate operating interests, in order to operate efficiently, the Company may further need to acquire other title, such as surface title, easements or rights of way, which may encroach on the title to property of third parties. There is no guarantee that such further title, easements or rights of way, for the efficient operations of the Company’s interest, may be acquired by the Company and the failure to acquire same, or to acquire the same in a timely fashion, may materially impede the Company’s operations. Legislation in these countries currently provides for the relevant government to acquire a free carried ownership interest, normally of at least 10 per cent, in any mining project. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects the Company.

Failure by the Company to meet its payment obligations under its various royalty, carried ownership interests and land payment agreements could result in the loss of related property interests.

Competitors

The Company competes with other mining companies and individuals for mining interests on attractive exploration properties and the acquisition of mining assets, including competitors with greater financial, technical or other resources. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or of even making such acquisitions on terms acceptable to the Company. There can be no assurance that the Company will be able to compete successfully with its competitors in acquiring such properties and assets.

Force majeure

The Company’s business is subject to a number of risks and hazards generally, including, without limitation, adverse environmental conditions and hazards, unavailability of materials and equipment, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, cave-ins, deterioration of the surrounding ground, floods, seismic activity, earthquakes, changes in the regulatory environment, industrial accidents including those involving personal injuries or fatalities, labour force disruptions or disputes, gold bullion losses due to natural disasters or theft and other natural or human-provoked incidents that could affect the mining of ore and the Company’s mining operations and development projects, most of which are beyond the Company’s control, and many of which are not economically insurable. In addition, the Company has encountered other natural phenomena such as inclement weather conditions which include unusual rainy seasons at the Rosebel Gold Mine in Suriname or the Sadiola Gold Mine in Mali or drought or water shortages at the Essakane Gold Mine in Burkina Faso. These risks and hazards could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

As a result, production may fall below historic or estimated levels and the Company may incur significant costs or experience significant delays that could have a material adverse effect on the Company’s financial performance, liquidity and results of operations.

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the Company’s past insurance loss and records and general market conditions. Available insurance does not cover all of the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, insurance coverage may not be available in the future or may not be adequate to cover any resulting loss, and the ability to claim under existing policies may be contested. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry, on acceptable terms. As a result, the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and/or results of operations.

Joint ventures

The Company operates certain of its properties through joint ventures and is subject to the risks normally associated with the conduct of joint ventures.

Risks relating to joint ventures include reduced ability to exert control over strategic decisions made in respect of such properties; disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters. Any failure of such joint venture partners to meet their obligations to the Company or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their respective properties, which could have a material adverse effect on the Company’s results of operations and financial condition.

Non-controlled assets

Some of the Company’s assets are controlled and managed by other companies or joint venture partners. Some of the Company’s partners may have divergent business objectives and/or practices which may impact business and financial results. Management of the Company’s joint venture assets may not comply with the Company’s management and operating standards, controls and procedures (including with respect to health, safety and the environment). Failure to adopt equivalent standards, controls and procedures at these assets or improper management or ineffective policies, procedures or controls could not only adversely affect the value of the related non-managed assets and operations but could also lead to higher costs and reduced production and adversely impact the Company’s results and reputation and future access to new assets.

The Sadiola Gold Mine has a limited number of options to continue operations, as oxide ore is being depleted and failure to develop the Sadiola Sulphides Project (“SSP”) will lead to an early closure of the mine, or put the operation in care and maintenance and the closure activities may be required to commence before the end of 2015. The delay or lack of approval of the project in Mali or failure to reach an agreement with the Company’s joint venture partner has changed the economics of the project development in light of the current life of mine for the project. The project may become uneconomic and mining may cease in 2016 which will lead to early closure of the mine. This may result in potential write-offs of assets and adjustment to the estimated restoration and closure costs for the Sadiola Gold Mine as contained in Section 5.2 of Item III below.

Public company obligations

The Company’s business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of non-compliance, which could have an adverse effect on the Company’s stock price.

The Company is subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the New York Stock Exchange, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the U.S. Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the U.S. Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which requires the SEC to, among other things, adopt a rule that will require the Company to disclose on an annual basis certain payments made by the Company, its subsidiaries or entities controlled by it, to the US federal government and foreign national and subnational governments. There is no rule currently in effect. Similarly, the Canadian government announced its intention to introduce new legislation mandating the disclosure of payments made by mining companies to Canadian and non-Canadian governments. The Company’s efforts to comply with such legislation and the rules and regulations promulgated thereunder have resulted in, and are likely to continue to result in, increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Infrastructure and water access

Certain operations of the Company are carried out in geographical areas outside Canada which lack adequate infrastructure and are subject to various other risk factors, including the availability of sufficient water supplies.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and/or results of operations.

The Company’s failure to obtain needed water permits, the loss of some or all of the Company’s water rights for any of its mines or shortages of water due to drought or loss of water permits could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities.

Community risk

Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal mining at or near the mine sites. Certain of the material properties of the Company may be subject to the rights or asserted rights of various community stakeholders, including aboriginal and indigenous peoples, through legal challenges asserting ownership rights or rights to artisanal mining.

Threats to the security of the mines and its personnel due to artisanal mining, political unrest, civil wars or terrorist attacks may adversely impact the Company’s mining operations. Artisanal miners may make use of some or all of the Company’s properties. The Company is exposed to artisanal and illegal mining activities in close proximity to its operations that may cause disruptions to the operations, environmental issues and relationships with governments and local communities. Existing legislation in Suriname is out-dated with respect to the management of illegal miners and this, coupled with a weak enforcement of the current legislation, has a negative impact on the Company’s operations. It is difficult for the Company to control access to concessions due to the size of its operations and the geographical characteristics and topography of the site. The Company is working with local governments and law enforcement agencies to curb and prevent illegal mining activities. Illegal mining activities at the Rosebel Gold Mine have increased significantly over the past 10 months as law enforcement agencies have largely ceased their enforcement activities in the run-up to the 2015 presidential and legislative elections scheduled for May 2015. The Company is continuing its advocacy with appropriate government authorities to highlight the importance of this issue for the Rosebel Gold Mine.

Engagement with First Nations peoples in Canada has recently become more contested in the wake of several decisions by Canadian courts on First Nations’ rights. Emboldened by these decisions, many First Nations communities have increased their advocacy with respect to claimed entitlements regarding resource development projects within their traditional territories. The Company is continuing its engagement activity with both First Nations and the Métis on the Côté Gold Project in Ontario. In Québec, the Company has been approached by the Abitibiwinni First Nations regarding the Westwood Gold Mine and will be increasing its engagement with this First Nation community in 2015.

Information technology

The Company is reliant on the continuous and uninterrupted operations of its Information Technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. Protection against cyber security incidents and cloud security, and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Item III	Description of the Business

1.	Mining Activities - Canada

In Canada, the Company owns the Westwood Gold Mine in Québec and the Côté Gold Project, a development project located in Ontario.

1.1	Doyon Division - Westwood Gold Mine

Unless stated otherwise, the information in this section is based upon the technical report (the ‘‘Westwood Report’’) entitled ‘‘NI 43-101 Technical Report, Mineral Resource and Reserve estimate as of December 31, 2012 Westwood Project, Québec, Canada’’ dated October 16, 2013, prepared by Armand Savoie (Geologist then responsible for Mineral Resource and Reserve, Westwood Project, IAMGOLD Corporation) with assistance from Richard Morel (Project Leader for IAMGOLD Corporation) and François Ferland (then Senior Engineer, Engineering Department for the Westwood Project for IAMGOLD Corporation). The Westwood Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Westwood Report which is available for review on SEDAR at www.sedar.com.

i)	Property Description and Location

The Westwood Gold Mine, which is directly owned by the Company, is located in the Bousquet Township approximately 40 kilometres east of Rouyn-Noranda, Québec.

The Westwood property is part of the Doyon division mining property which consists of one mining lease for the Westwood Gold Mine (B.M. 1002, registered in 2012), one mining lease for the past producing Doyon Gold Mine (B.M. 695), two mining leases for the past producing Mouska Gold Mine (B.M. 800 and 843) and 78 map designated cells for a total surface area of 2,874.74 ha. In 2014, the Ministry completed a conversion process to replace all ground-staked mineral claims forming the Doyon and Mouska Gold Mines properties in designated cells to simplify the land tenure system. Three (3) tailing surface leases (P.R. 999780, P.R. 999794 and P.R. 999803) are superimposed over part of the property. The Company holds title of all those claims and leases at 100 per cent. The claims are all situated in the Bousquet Township.

ii)	Accessibility, Climate, Local Infrastructure and Physiography

Access to the Westwood Gold Mine is by road from the Doyon Gold Mine. The Westwood Gold Mine is at an elevation of about 340 metres, its physiography is relatively flat and it is accessible year round. It is located in a mature forest and power, water and labour are all readily available in the area.

iii)	History

Exploration in the area of the Westwood Gold Mine dates back to 1910. In 1980, the Doyon Gold Mine was brought into production by Lac Minerals Ltd. (“Lac”), and Cambior subsequently acquired a 50 per cent interest in the Doyon Gold Mine. In 1999, Cambior became the sole owner of the Doyon Gold Mine when it acquired the remaining interest of Barrick Gold Corporation, which had acquired its interest pursuant to its acquisition of Lac Minerals Ltd. The Company acquired Cambior in November 2006.

iv)	Geological Setting and Mineralization

The Westwood Gold Mine is part of the Doyon-Bousquet-LaRonde (“DBL”) mining camp. The project is located within the southern Abitibi sub-province, in Archean volcanic and intrusive rocks of the Bousquet Formation. The DBL mining camp hosts two world class deposits: the Doyon and LaRonde-Penna mines and is the largest Au-Cu-Zn-Ag producing district in Québec.

The Westwood Gold Mine area is underlain by meta-volcanic rocks of the Blake River Group and partly by meta-sediments of the Cadillac and Kewagama Groups. The Mooshla intrusive, a synvolcanic differentiated pluton, intrudes the volcanics in the western part of the property. Stratigraphy generally strikes east-west (100-110°), dips steeply to moderately (70-80°) towards the south and is interpreted to have a southerly facing direction. The regional foliation is sub-parallel to the stratigraphy and varies in intensity from mild to intense. Regional metamorphism is transitional from greenschist to lower amphibolite facies.

Mineralization observed in the DBL camp is mainly associated with units’ number 4 and 5 of the Bousquet Formation and to a lesser extent with the Mooshla intrusive complex. These rocks host gold-sulphide vein-type mineralization at Zones 1, 2 and West (Mooshla Pluton) of the Doyon deposit and gold-rich VMS-type mineralization at the Bousquet and La Ronde, deposits.

Three distinct mineralized envelopes are identified in the Westwood Gold Mine area. The first two zones (Zone 2 Extension and North Corridor) consist of quartz-pyrite ± chalcopyrite ± sphalerite veins and veinlets within a matrix containing 2 to 10 per cent of disseminated pyrite. The vein systems are orientated 085-105°/60-70°S, which is slightly discordant to the regional foliation in both strike and dip. These zones are located within felsic to intermediate volcanic rocks, and associated with a proximal sericite-pyrite-garnet alteration assemblage. The third envelope delineates the Warrenmac-Westwood mineralized corridor, which is located at the same stratigraphic contact on each side of the Bousquet Fault. Both consist of gold-rich pyrite-sphalerite stringers or concentrations with local massive sulphide bands (5-50 centimetres but locally up to 7 metres) and minor gold-bearing sulphide-rich quartz veins or veinlets, all enveloped by a disseminated pyrite-rich alteration halo. Occasional black quartz veins with chalcopyrite traces return gold values, but not systematically. Rocks hosting the Warrenmac-Westwood mineralization are lithologically and geochemically similar to the host rocks of the main sulphide lenses at the LaRonde-Penna mine. East-west sub-horizontal quartz-tourmaline (pyrite) veins are also present but rarely anomalous in gold.

v)	Exploration

The first exploration work on Westwood occurred in the 1930s. Since the 1930s to December 2014, a total of 669,700 metres of DD has been completed from both surface and underground locations at the Westwood Gold Mine. Underground development of drifts and ramps have been excavated since 2008 on levels 360, 600, 840, 1,040, 1,320, 1,400, 1,560, 1,800 and 1,920 metres below surface. A shaft of 1,958 metres deep was completed in early 2013. No exploration drilling has been done since September 2013, due to exploration budget reductions.

vi)	Sampling and Analysis

Sampling is conducted on intervals selected based on quartz-sulphides, veins stringers, sulphide rich concentrations, shearing/deformation, alteration and disseminated sulphides, and the geologists at the

Westwood Gold Mine are responsible for sample selection. Exploration core is sawn in half with one half sent to the laboratory and the other half kept as a reference in the core box. In areas of definition drilling, the whole samples are sent to the lab for assaying or a sample is first cut in half with one half sent for metallurgical testing and the other half sent to the lab for assaying. The samples are put into a sample bag, identified by sample number. Typically samples are 1 metre long in the possible high grade zones; outside these zones, sample intervals are 1 metre or 1.5 metres in length. The analytical quality assurance program includes systematic addition of blank samples, renumbered reject and pulp duplicates and internal reference material standards for each batch of samples sent for analysis. Some reject samples are sent to an external laboratory (Lab Expert of Rouyn-Noranda) for re-assaying. In addition, some reject samples are sent to ALS Chemex at Val d’Or for base metal content determination as well as gold and silver assays. A data verification program is in place.

vii)	Drilling

Boreal Drilling has been the drilling contractor on site since September 2013. Six to seven electric drills (underground) were running between January and December 2014. Hole lengths vary from less than one hundred metres to 2 kilometres. Core recovery is usually very good (greater than 95 per cent) except for the main fault zone and sericitic schist intervals where recovery may locally decrease to 50 per cent. Even when the recovery is good, the RQD is generally poor within the main fault zone area. All exploration holes are surveyed, in direction and dip, at the collar and while drilling is in progress. Down hole surveys are performed at nominal 50 metre downhole intervals with Reflex or Flexit tools depending on the instrument availability.

viii)	Security of Samples

Prior to December 2013, all samples were sent to the Doyon Gold Mine laboratory, which was closed in late November 2013. Since December 2013, all samples are being sent to Accurassay Laboratories, a commercial laboratory located in Rouyn-Noranda, Québec. A complete QA/QC program which includes 5 per cent blank material and 5 per cent certified reference material is inserted inside the analytical sequence by the Westwood geology team. A typical batch of samples sent to the laboratory numbers approximately 150 samples and around 15 to 20 QA/QC samples are inserted into the sample stream. The laboratory also uses a complete QA/QC program.

ix)	Exploration Drilling

No exploration drilling has been done since September 2013, due to exploration budget reductions.

In 2014, six to seven underground drills focused on in-fill and delineation work drilling nearly 74,000 metres. The 2014 drilling results were mainly used to convert inferred resources into indicated and measured resources.

The potential to find more resources on both sides of the Bousquet fault is considered good, especially at depth and to the west in the three mineralized corridors. On the eastern side, the boundaries of mineralization require further definition drilling and all known zones remain open at depth. Planned development will provide access for detailed evaluation drilling on Zone 2 and the North Corridor for 2015.

x)	Mining Operations and Processing

The start-up of the mill occurred on March 21, 2013. As planned, the ore is processed at the existing mill complex at the Doyon Gold Mine. This mill was refurbished in 2012 and was progressively commissioned during the last quarter of 2012 and up until March 2013. The nominal design capacity of the refurbished mill is 850,000 tonnes per year and ore from the Westwood Gold Mine will be processed according to the Westwood Gold Mine’s production schedule.

The ore is trucked to the Doyon Gold Mine mill at a distance of approximately 2 kilometres for crushing and then conveyed to ore bins using the existing conveyor system. The existing SAG mill and ball mill is being utilized. Cyanide destruction will be increased to treat 100 per cent of the tailings. In 2013, the existing gold recovery circuit underwent some repairs and improvements. Tailings disposal includes the use of desulphurized tailings for reclamation cover materials at the Doyon Gold Mine’s tailings impoundments, underground paste backfill and in-pit disposal.

The shaft sinking was completed in January 2013 and reached a depth of 1,958 metres. Since 2008, lateral and vertical development work has been realized on levels 036, 060, 084, 104, 132, 156, 180 and 192, including connecting ramps. The 2014 underground development work totals 18,847 metres of lateral and vertical excavation.

The Westwood Gold Mine achieved commercial production effective July 2014. The Company’s outlook for 2015 for the Doyon division is expected to range between 110,000 and 130,000 ounces of gold, with a ramp-up of the Westwood Gold Mine to full capacity expected by the end of 2019.

The following table indicates operating information for the Westwood Gold Mine in the prior year.

WESTWOOD GOLD MINE	2014
Gold production (ounces) (1)	80,000
Tonnage milled (tonnes)	328,000
Grade milled (g Au/t)	7.98
Recovery (%)	95

(1)	Includes pre-commercial gold production of 10,000 ounces

At the end of 2014, the Westwood Gold Mine employed 661 employees and 281 contractors.

After the Doyon Gold Mine ceased production at the end of 2009, the mills at the Doyon Gold Mine continued to process ore from the Mouska Gold Mine. The collective agreement originally negotiated for employees at the Doyon Gold Mine now covers employees at the Westwood Gold Mine. In December 2012, a new collective agreement was signed with the workforce retroactively in effect from December 2011 and running until November 2017.

xi)	Mineral Reserves and Resources

Information on mineral reserves and resources is provided in Section 4 of Item III below.

xii)	Environment

Information on the estimated amount of restoration and closure costs for the property is provided in Section 5.2 of Item III below.

xiii)	Taxation

The Company’s Canadian operations are subject to a combined federal and provincial statutory income tax rate of approximately 27 per cent. The Company’s operations in the Province of Quebec are also subject to a mining duty with statutory marginal tax rates ranging from 16 to 28 per cent depending on profit margin.

1.2	Côté Gold Project

Unless stated otherwise, the information in this section is based upon the technical report (the “Côté Gold Report”) entitled “NI 43-101 Technical Report on the Côté Gold Project, Chester Township, Ontario, Canada” dated October 24, 2012, prepared by Roscoe Postle Associates Inc. (“RPA”), Jamie Lavigne, M.Sc., P.Geo., and William E. Roscoe, Ph.D., P.Eng and subsequent mineral resource estimate dated

December 31, 2012, completed by RPA. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Côté Gold Report which is available for review on SEDAR at www.sedar.com. The Côté Gold Technical Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada.

i)	Property Description and Location

The Côté Gold Project consists of a collection of properties assembled through staking and various option agreements. The Côté Gold Project area is located southwest of Gogama, Ontario, and extends from Esther Township in the west to Champagne Township in the east, a distance of approximately 57 kilometres. The properties cover an area of approximately 516 square kilometres. They are bisected by Highway 144 and are approximately 200 kilometres north of Sudbury via Highway 144 and approximately 120 kilometres southwest of Timmins via Highways 101 and 144. This area is in the Porcupine Mining Division.

On April 27, 2012, the Company announced that it had entered into a definitive agreement with Trelawney to acquire, through a wholly-owned subsidiary, all of the issued and outstanding common shares of Trelawney through a plan of arrangement. On June 21, 2012, IAMGOLD acquired all of the outstanding common shares of Trelawney. Under the terms of the transaction, former shareholders of Trelawney were entitled to $3.30 in cash for each Trelawney common share held. The total purchase price amounted to $542.6 million. The transaction costs were $6.2 million and cash and cash equivalents acquired were $57.9 million. The shares of Trelawney were subsequently delisted and Trelawney remains an indirect 100 per cent-owned subsidiary of the Company. All of the interests in the property groups are owned by the Company through Trelawney and its various subsidiaries and are subject to property agreements in effect at the time of acquisition.

A title opinion prepared by a Canadian law firm dated June 20, 2012 confirmed Trelawney’s interest in the Côté Gold Project.

The Côté Gold Project area comprises ten property groups: Chester, Sheridan Option, Trelawney Mining & Exploration, Ontario 986813 Ltd., Sanatana Option, Trelawney Augen Acquisition Corp. East (Sanatana right of first refusal) and West, Huffman Lake Option, Falcon Gold Option, and Leliever properties.

The Chester Property, within which the Côté Gold deposit is located, includes 56 claims, 28 patents, and three leases with a total area of approximately 1,936 ha. RPA is not aware of any known environmental liabilities associated with the Côté Gold Project, the Chester Property, or any of the other property groups.

ii)	Accessibility, Local Resources and Infrastructure

The Côté Gold Project is located southwest of Gogama, Ontario. The property is bisected by Highway 144 and is approximately 200 kilometres by road north of Sudbury, along Highway 144 and approximately 120 kilometres by road southwest of Timmins via Highways 101 and 144. Access to the property is by a network of logging roads and local bush roads accessed from Highway 144 and from the Sultan Industrial Road which runs east-west along and below the southern part of the project area.

The climate of the project area is continental in nature, with cold winters (-10°C to -35ºC) and warm summers (+10°C to +35°C). In this area, winter conditions can be expected from late October to early April. Precipitation averages 80 centimetres a year with a substantial portion in the form of snow averaging 2.4 metres per year.

The nearby town of Gogama (population 600) is on the CN railway line and is also connected to the regional electric power grid, but has few resources related to exploration and mining. However, Sudbury and Timmins are only about 200 kilometres and 120 kilometres distant by road, respectively. Either centre has mining suppliers and contractors plus experienced and general labour.

The main infrastructure on the Chester Property is a 3 metre by 5 metre, 1,675 metre decline to a final depth of 162 metres plus 700 metres of lateral drifting on five levels. This is referred to as the Chester 1 Project, which is located several kilometres east of the Côté Gold deposit. There is a shallow shaft (Bates) on the east end of the main vein structure and 90 metres of raises in mineralization. This is all located on Lease CLM 270 and Mining Lease P1222832 (Chester 1). The development work was completed from 1986 to 1989, but production was not achieved. The project is now connected to a 24 kV line from Shining Tree Substation on the provincial power grid.

The area is typical of glaciated terrain of the Canadian Shield. The topography is gently rolling, with high points seldom exceeding 50 metres above local lake levels. Elevations on the property are generally between 380 and 400 metres above sea level. The higher ground usually has a veneer of glacial till or soil over bedrock. There is only a few per cent of outcrop, mostly confined to higher ground. Low ground is covered by deep glacial till and frequent small lakes and/or swamps. Most of the area has been logged in the last 30 years so that vegetation is generally small second growth poplar, birch, spruce and pine. Poplar, birch, and white pine are common on the higher ground and spruce in the lower, wetter areas.

iii)	History

Prospecting and exploration activity in the vicinity of the Company’s properties began about 1900 and has continued sporadically to the present time. In the early 1930s and 1940s, a significant amount of prospecting and trenching was carried out plus the sinking of a few shallow shafts and some minor production from the Young-Shannon, Murgold-Chesbar and Jack Rabbit properties. From the early 1970s to about 1990, there was a great deal of surface work and drilling performed along with some limited underground investigations. With the consolidation of control of a group of properties in 2006, a reappraisal of the potential of several interesting gold prospects became possible. Trelawney acquired the properties in 2009 and began the exploration work that led to the discovery of the Côté Gold deposit.

Dewatering of the underground workings began in February 2010 and portal and underground rehabilitation began in the second half of 2010. Through early 2011, Trelawney recovered an underground bulk sample consisting of approximately 10,000 tonnes of mineralized material. Later in 2011, the Côté Gold Project was placed on care and maintenance.

iv)	Geological Setting and Mineralization

Chester Township is located in the Swayze greenstone belt in the southwestern extension of the Abitibi greenstone belt of the Superior Province. The Swayze belt contains a diversity of extrusive and intrusive rock types ranging from ultramafic through felsic in composition, as well as both chemical and clastic sedimentary rocks. Igneous rocks predominate and include both volcanic and plutonic rocks. The Swayze area underwent a complex and protracted structural history of polyphase folding, development of multiple foliations, ductile high-strain zones and late brittle faulting.

The Chester Township area overlies a narrow greenstone belt assemblage, which separates the Kenogamissi Granitoid Complex to the north from the Chester Granitoid Complex to the south. The Ridout Deformation Zone, a major east-west high-strain zone, is within the greenstone belt rocks.

The Company’s Chester Property is underlain by calc-alkalic pyroclastic metavolcanic rocks of felsic to intermediate composition (Chester Group), felsic to intermediate, heterogeneous, granitoid intrusive rocks of the Chester Granitoid Complex and related migmatites.

Two different types of gold mineralization are recognized on the Chester Property. The historically important mineralization can be termed quartz vein and fracture associated, while the new Côté Gold discovery is viewed as an Archean gold porphyry deposit. Any genetic or temporal relationships between the two types of gold mineralization are unknown at this time.

The Côté Gold deposit mineralization consists of low to moderate grade gold ± copper mineralization associated with brecciated and altered, intermediate to locally mafic intrusive rocks. Mineralization occurs in the form of disseminated and fracture-controlled sulphides which generally correlate with the gold values. Gold mineralization is closely associated with the sulphides (pyrite, chalcopyrite, molybdenite, rare pyrrhotite) and visible gold is often present where molybdenite occurs.

The brecciated/mineralized lithologies have been affected by at least four distinct hydrothermal alteration events, two of which are pervasive and two vein/veinlet and fracture controlled. The pervasive alteration phases are mineral assemblages representing potassic and sodic alteration types. The vein/veinlet and fracture controlled alteration events are mineral assemblages representing phyllic and propylitic alteration types.

v)	Drilling, Sampling and Analysis, and Security of Samples

Additional close spaced definition drilling on the Côté Gold Project was performed since RPA’s 2012 reports, using the same drilling technique and gold assaying procedures performed by the same laboratories.

All cores drilled since the December 31, 2012 estimates are of standard NQ or BTW sizes. Drill core were sawn in half, with one half for the assay sample and the second half retained for reference. Holes were sampled continuously from top to bottom with sample intervals generally of one metre in length. All drill collars are surveyed and downhole surveys were conducted in the holes. The logging and sampling of drill holes is done in accordance with industry standards. Assays for 2013-2014 have been performed at the Accuracy Laboratories (Ontario-Canada) and at the Actlabs Laboratory (Ontario-Canada).

Industry standard QA/QC procedures, including use of standards, blanks, duplicates and check assays in external laboratories are performed.

vi)	Mineral Resources

Since RPA’s December 2012 estimate, the Company has completed an additional 105,109 metres of DD in 208 holes in the immediate resource area and has assayed an additional 98,783 samples for gold, which has been incorporated in the current estimate. All technical assumptions used for the present resources estimate are consistent with RPA’s December 2012 estimate, except for the gold price used for the Whittle pit shell which was changed to $1,500 per ounce from $1,600 per ounce.

The new drilling has been performed in order to finalize the 50 metre by 50 metre drilling pattern, to improve the understanding between the geological context and the gold mineralization and to define the understanding of gold continuity at short range.

Drilling is still ongoing within the pit area and a full review of the geological model and resources estimation methodology will be performed once completed.

The Mineral Resource estimate update was completed by the Company using Gemcom GEMS 6.46 software and employs a conventional approach including 3D geological modelling, block modelling, and ordinary kriging grade estimation. The Mineral Resource is reported at a cut-off grade of 0.3 g/t Au and a gold price of US$1,500 per ounce. High grade gold assays were capped at 15 g/t Au and 20 g/t Au depending on the zone.

MINERAL RESOURCE ESTIMATE 100% BASIS – DECEMBER 31, 2014

IAMGOLD Corporation – Côté Gold Project

Classification	Tonnage (Mt)	Grade (g/t Au)	Contained Gold (Moz)
Indicated	279	0.86	7.72
Inferred	52	0.74	1.24

Notes:

1.	CIM Definitions were followed for classification of Mineral Resources.
2.	Mineral resources are estimated at a cut-off grade of 0.30 g/t Au.
3.	Mineral resources are estimated using a gold price of US$1,500 per ounce and metallurgical recovery of 93.5%.
4.	High grade assays are capped at 15 g/t and 20 g/t depending on the sub-domain.
5.	Bulk density of 2.71 t/m3 was used for tonalite and breccia and 2.79 t/m3 was used for diorite.
6.	The Mineral Resource Estimate is constrained within a Whittle Pit shell using assumed costs and the above noted gold recovery and gold price.

The Mineral Resource estimate as reported in the table above is the part of the block model that was constrained within a preliminary pit optimization shell using preliminary gold recoveries for the Côté Gold deposit and assumed costs and gold price. The Mineral Resources are classified as Indicated and Inferred and follow the CIM Standards.

The Côté Gold Mineral Resource was estimated using only DD hole data. All holes have been drilled from surface utilizing a locally established grid.

Two main domains of mineralization have been interpreted at the Côté Gold Project and are referred to as the Southwest (“SW”) domain and the Northeast (“NE”) domain. The SW and NE domains are separated by a west striking, steeply north dipping fault zone and are intruded by vertical to steeply dipping, north-northwest striking, post mineralization diabase dykes. The domains were interpreted using a 0.3g/t cut-off grade envelope. This interpretation formed the basis for the RPA’s 2012 estimate and only minor changes were applied using new holes. Both the NE and SW domains also include smaller, thinner, and less continuous zones of mineralization but the SW Main and NE Main zones represent greater than 90 per cent of all the mineralization. The SW Main and NE Main zones have each been further divided into Upper and Lower subzones. The Upper sub-zones are characterized by an irregular, flat to moderately dipping geometry that ‘rolls’ to a steeper north dipping orientation that characterizes the Lower sub-zones.

The strongly skewed distribution of the assay data and the relatively high coefficient of variation that characterize all mineralization domains, zones, and sub-zones indicate that high grade outliers may have a disproportionate influence on the average gold grade and need to be capped for use in grade estimation. To estimate the gold grade capping levels, histograms and log probability plots has been evaluated and a decile analysis has been completed for each of the four sub-zones included in the NE and SW Main zones. Based on these analyses, a grade cap of 20 g/t Au was determined to be appropriate for the upper sub-zones and a grade cap of 15 g/t Au was determined to be appropriate for the lower sub-zones.

For the Mineral Resource estimate, a composite length of 5 metres was used based on the convention that the composite length be equal to half the block height that was used for resource estimation.

The block model used for estimation of the Côté Gold deposit grade and tonnage consists of 10 metre by 10 metre by 10 metre blocks oriented N60°E in UTM coordinate space.

Blocks were assigned integer codes corresponding to their occurrence inside or outside of the mineralization wireframes. All blocks occurring wholly or partially within the diabase dykes were coded as dykes in addition to their occurrence inside or outside of the mineralization zones. All blocks above the base of overburden surface have been assigned a rock code of 0 and are not included in model grade/tonnage tabulations.

Based on the bulk density measurements completed at the Côté Gold deposit site and the development of the geological solids, three density values have been assigned to blocks. All blocks within the diorite interpretation (wireframe) have been assigned a density of 2.79 t/m3. All blocks collectively representing the felsic intrusive rocks and the breccias have been assigned a density of 2.71 t/m3. No specific gravity (“SG”) measurements have been completed on the diabase dykes, however, a value of 2.91 t/m3 based on experience with this rock type elsewhere in the Abitibi of Eastern Ontario has been applied.

Ordinary kriging was used for block grade estimation utilizing the two-structure spherical variogram models developed for the Upper and Lower sub-zones. For the Upper and Lower sub-zones in both of the SW Main and NE Main zones, the search orientation and range were set to the range and orientation of the respective second spherical structures. A minimum of 2 to 4 and a maximum of 6 composites have been used in a 2 passes interpolation strategy.

In order to comply with the CIM Definitions of “reasonable prospects for economic extraction”, the Company prepared a range of preliminary Whittle pit shells using the estimated costs and parameters slightly different than RPA’s 2012 estimate as shown below.

PRELIMINARY WHITTLE PIT SHELL PARAMETERS

Côté Gold Project

Item	Amount
G&A - $ per tonne ore	1.70
Process - $ per tonne ore	7.70
Total ore based Cost	10.10
Rock Reference mining cost	1.89
Mining - $ increment per 10 m	0.027
Pit Wall Slopes (°)	37-46
Gold Recovery (%)	93.5
Gold Price (US$)	1,500

Mineralization in the Côté Gold deposit is classified as Indicated and Inferred. Potentially Indicated blocks occur within the thick and continuous parts of the SW and NE Main zones. The smaller, thinner and less continuous zones of mineralization have been classified as Inferred. Potentially Indicated blocks are those that are assigned a gold grade in the first pass interpolation and occur within 2/3 of the first pass range. The distribution of these blocks was assessed on a section-by-section basis and continuous solids were created around “core” zones eliminating peripheral and isolated clusters of blocks. The Indicated solids also included “internal domains” where the first pass and 2/3 range criteria were not met but where the blocks were included as they occupied central and likely continuous parts of the zones. Mineralization extends significantly below the resource limits imposed by the preliminary Whittle pit.

Information on mineral resources is also provided in Section 4 of Item III below.

vii)	Exploration and Development

The main focus of project activities on the Chester Property by the Company has been DD on the Côté Gold deposit. Underground exploration and evaluation ended when the Chester 1 project was placed on care and maintenance. Since the involvement of the Company in the large exploration position around the Côté deposit, surface exploration on the eastern and western parts of the Côté Gold Project area has included geological mapping, prospecting and outcrop sampling as well as some soil sampling and limited diamond drilling. These programs were on the Sheridan Option, Trelawney, Ontario 986813, Trelawney Augen Acquisition Corp. East (Sanatana right of first refusal) and West, Huffman Lake and Leliever properties. Since the formation of the Trelawney Augen Acquisition Corporation (“TAAC”), two ground geophysical surveys have been completed. One airborne survey was completed over the Sheridan Option Property.

Chester Property

The Company’s exploration on the Chester Property consisted mainly of drilling. The previous exploration at the property, including underground bulk sampling carried out by Trelawney was reported in a prior technical report for the property. Since 2013, mapping and surface sampling program has been initiated outside the Côté deposit footprint. Digitization of all historic works is also underway.

On the Clam Lake claims block currently held at 90 per cent by Trelawney and 10 per cent by Sanatana Resources Inc., the Company also completed a nine hole, 1,881 metres DD program in 2014. This program followed the intersection of a gold mineralized intercept of 63.2 g/t Au / 5.0 metres from 143 metres (uncut and 2.5 metres true width) in hole CLM13-02 on what has now been named the Hava Deformation Zone. It also tested selected target areas along the Baxter and Hopkins trends.

Sheridan Option Property

During the 2012 field season (April-September), work completed by the Company consisted of prospecting, geologic mapping and geochemical sampling (soil and rock). A total of 225 rock grab samples were collected, described and assayed. A total of 810 soil samples were collected at 50 metre spacing on 1,000 metre spaced lines. All sample locations and mapping data as well topographic features and infrastructure were integrated into the Project GIS. Approximately 73 kilometres of grid line cutting was completed, and on this grid 33 kilometres of induced polarization were completed. In 2013, a short DD program of 545 metres tested some of the geophysical anomalies with negative results.

Trelawney Mining and Exploration Property

Grab samples of outcrop were collected from the Trelawney Mining and Exploration claims during the 2012 field season. This includes 11 samples from the Neville Block, 69 samples from the Benneweis Block, and 253 samples from the Yeo Block. In 2013-2014, geological mapping was completed and results are being assessed.

Ontario 986813 Limited Property

Geological mapping, prospecting and sampling was completed during the 2012 summer months (May-September). A total of 191 grab samples of outcrop were taken including 191 from the North Block, 536 samples from the South Block, and 215 samples from the East Block. Sample locations and geological mapping were compiled in the Project Geographic Information System. Follow-up exploration work conducted in the last two years included line cutting and the completion of an induced polarization survey prior to a short DD program of 816 metres completed in 2014 to test prioritize targets.

TAAC West Property

In the recent year exploration on the TAAC West Property included the completion of two large ground geophysical surveys. Previous exploration activity was dominated by DD and specifically at the Jerome deposit. In the last two years the focus of exploration was to review historical work and initiate a geological mapping and outcrop sampling program to assess some of the mineralized areas and prospect numerous geophysical and soil anomalies. Further exploration is planned.

viii)	Taxation

The Company’s Canadian operations are subject to a combined federal and provincial statutory income tax rate of approximately 27 per cent. The Company’s operations in the Province of Ontario are also subject to a statutory mining tax rate of 10 per cent.

2.	Mining Activities – International

2.1	Africa: Burkina Faso – Essakane Gold Mine

Unless stated otherwise, the information in the sections below (other than the information under the headings “Essakane Mining Convention” and “Mining Legislation and Permits”) are based upon the technical report (the “Essakane Report”) entitled “IAMGOLD Corporation: Updated Feasibility Study Essakane Gold Project, Burkina Faso” dated March 3, 2009 (effective June 3, 2008), prepared by Louis Gignac (President, G Mining Services Inc.), Ian Glacken (Principal Consultant, Optiro Pty Ltd.), John Hawxby (formerly, Senior Project Manager, GRD Minproc (Pty) Ltd. now known as AMEC GRD SA (trading as Amec Foster Wheeler-Mining & Metals, Africa)), Louis-Pierre Gignac (Senior Mining Engineer, G Mining Services Inc.), and Philip Bedell (Principal, Bedell Engineering Inc., who at the time the Essakane Report was prepared was Principal, Golder Associates Ltd.). The Essakane Report has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Since the date of the Essakane Report, GRD Minproc (Pty) Ltd. (now known as AMEC GRD SA (trading as Amec Foster Wheeler-Mining & Metals, Africa)) has not conducted any additional work on the project. Lise Chénard, Director of Mining Geology, IAMGOLD Corporation, is the qualified person responsible for any scientific and technical disclosure including mineral processing and metallurgy relating to the Essakane project herein for any period following the effective date of the Essakane Report. AMEC GRD SA and its qualified persons are not responsible for the scientific and technical disclosure herein relating to any period following the effective date of the Essakane Report. Reference should be made to the full text of the Essakane Report which is available for review on SEDAR at www.sedar.com.

i)	Mining Legislation and Permits

The permits comprising the Essakane Gold Mine are subject to the Mining Law no. 031-2003/AN dated May 8, 2003 of Burkina Faso (the “Burkina Faso Mining Law”). The Essakane Exploration Permits (defined in Section 2.1 ii) of Item III below) are considered to be exploration permits as defined under the Burkina Faso Mining Law. The Burkina Faso Mining Law gives the exploration permit holder the exclusive right to explore for the minerals requested on the surface and in the subsurface within the boundaries of the exploration permit.

The exploration permit also gives the holder the exclusive right, at any time, to convert the exploration permit into a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years; however, on the second renewal, at least 25 per cent of the original area must be relinquished. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted. Pursuant to Article 21 of the Burkina Faso Mining Law, mining permits are treated as real property rights with complete rights of mortgage and liens. Both exploration and mining permits are transferable rights subject to the consent of the Ministry of Mines of Burkina Faso. Pursuant to article 78 of the law, only holders of mining exploitation permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. As a result, IAMGOLD Essakane S.A. is required to maintain a reserve for future reclamation in connection with the Essakane mining permit. The Burkina Faso Mining Law also guarantees a stable fiscal regime for the life of any mine developed. The Burkina Faso Mining Law also provides that work towards development and mining must be started within two years from the date a mining permit is granted and must conform to the feasibility study.

All mining exploitation permits in Burkina Faso are subject to a ten per cent carried interest. In addition, once a mining convention is signed and an exploitation license is awarded by the government, a royalty applies on a graduated basis based on the prevailing gold price.

The royalty rate is set at 3 per cent if the gold price is less than $1,000, 4 per cent if the gold price lies between $1,000 and $1,300, and 5 per cent if the gold price is greater than $1,300.

The mining convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The Burkina Faso Mining Law states that no new taxes can be imposed with the exception of mining duties, taxes and royalties. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

The Burkina Faso Mining Code is presently under review by the Ministry of Mines and a final version is expected in 2015 and has been submitted to Parliament in February 2015.

ii)	Property Description and Location

The Essakane Gold Mine straddles the boundary of the Oudalan and Seno provinces in the Sahel region of Burkina Faso and is approximately 330 kilometres northeast of the capital, Ouagadougou. It is situated some 42 kilometres east of the nearest large town and the provincial capital of Oudalan, Gorom-Gorom, and near the village of Falagountou to the east. All the Essakane Exploration Permits are located on contiguous ground.

The Essakane main zone deposit (the “EMZ deposit”) and the Falagountou resource are located within a 100.2–square-kilometre permit area. The permit area is currently surrounded by seven exploration permits (the “Essakane Exploration Permits”) totalling 1,266.39 square kilometres. Five of the seven Essakane Exploration Permits were granted by the Ministry of Mines in November 2009 for an initial three-year term ending November 2012, and were approved for renewal by the Minister of Mines, Quarries and Energy for a first three-year term on December 18, 2012. The sixth Essakane Exploration Permit was also approved for renewal for a second three-year term on that date and 25 per cent of the original area covered by that permit was relinquished. An application for a new permit on the relinquished area was subsequently filed and approved by the Minister of Mines, Quarries and Energy on May 6, 2013. On the same date all of the taxes due were paid. The seventh permit was granted on May 6, 2013 by the ministerial decree “Arété 13/0076/MME/SG/DGMG.

On April 2013, the International Court approved changes to the border between Burkina Faso and Niger. The new border intersects the most northern exploration permit (Dembam 2) on the southeast corner reducing the permit area from 237 square kilometres to 231.16 square kilometres. The total Essakane Exploration Permits area is now 1,260.55 square kilometres.

iii)	Type of Mineral Tenure

The Essakane Exploration Permits are in good standing. Pursuant to the Burkina Faso Mining Law, each mining exploitation permit application requires a separate feasibility study, but there is precedent in Burkina Faso for variations to this rule. The total entitlement of an exploration permit is nine years. Exploration permits are guaranteed by the Burkina Faso Mining Laws, provided the permit holder complies with annual exploration expenditures and reporting requirements. The Burkina Faso Mining Law provides for an exploration permit to be superseded by a mining permit.

IAMGOLD acquired Orezone Resources Inc. (“Orezone Resources”) on February 25, 2009, which indirectly controlled IAMGOLD Essakane S.A. A title opinion prepared by a lawyer in Burkina Faso, dated February 23, 2009, confirmed that six exploration permits for the property comprising the Essakane Gold Mine as well as an industrial large gold mine exploitation permit were granted by the Minister of Mines, Quarries and Energy under the mining laws of Burkina Faso to, among other subsidiaries of IAMGOLD, IAMGOLD Essakane S.A.

IAMGOLD Essakane S.A. is a Burkinabé company created for the purpose of developing and operating the Essakane Gold Mine. The entity’s name was changed to IAMGOLD Essakane S.A. on July 5, 2012. The Company owns 90 per cent of the outstanding shares of IAMGOLD Essakane S.A., while the Government of Burkina Faso has a 10 per cent free-carried interest in the outstanding shares in IAMGOLD Essakane S.A. The Government of Burkina Faso also collects a royalty between three and five per cent, depending on the price of gold, and various other taxes and duties on the imports of fuels, supplies, equipment and outside services as specified in the Burkina Faso Mining Law.

iv)	Essakane Mining Convention

In July 2008, subsequent to the date of the Essakane Report, the mining convention (the “Essakane Mining Convention”) for the Essakane Gold Mine was signed by the Minister of Mines and Energy for Burkina Faso and IAMGOLD Essakane S.A. Pursuant to a condition contained in a bridge loan facility agreement entered into by Orezone Essakane Limited, IAMGOLD Essakane S.A. was required to re-execute the Essakane Mining Convention in September 2008. The Essakane Mining Convention acts as a stability agreement in respect of mining operations by, among other things, transferring the state-owned mineral rights to a mining company. The Essakane Mining Convention clarifies the application of the provisions of the Burkina Faso Mining Law with respect to IAMGOLD Essakane S.A. by describing the Government of Burkina Faso’s commitments and operational tax regime and the obligations of IAMGOLD Essakane S.A. to the Government of Burkina Faso. The Essakane Mining Convention cannot be changed without the mutual agreement of both parties. Pursuant to the Essakane Mining Convention, IAMGOLD Essakane S.A. is to carry out its operations in furtherance of, and in accordance with, the 2007 Essakane Feasibility Study and the Environmental Assessment. The Essakane Mining Convention is valid from the date of issuance for a period of 20 years and is renewable for the full life of the Essakane mining permit. Thereafter, the Essakane Mining Convention is renewable at the request of either of IAMGOLD Essakane S.A. or the Government of Burkina Faso for one or more periods of ten years each, subject to the provisions of the Burkina Faso Mining Law.

The Essakane Mining Convention stabilizes and governs specific details relating to fiscal policy, taxation, employment, land and mining guarantees, customs and currency exchange regulations and environmental protection in accordance with the Burkina Faso Mining Law.

In accordance with Burkina Faso’s statutory requirements and international best practices, the Environmental Assessment had been submitted to the Burkina Faso Minister of Environment on August 8, 2007. After review and public consultations, the Environmental permit (the “Essakane Environmental Permit”) for the Essakane Gold Mine was issued by the Minister of the Environment on November 30, 2007.

v)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Essakane Gold Mine area and specifically the area surrounding the EMZ deposit are characterized by relatively flat terrain sloping gently towards the Gorouol River to the north of the EMZ deposit. Vegetation consists mostly of light scrub and seasonal grasses. Access to and from the capital Ouagadougou is by paved road and then by laterite road and within the exploration permits, access is by way of local tracks and paths.

There are no major commercial activities in the project area and economic activity is confined to subsistence farming and artisanal mining. There are no operating rail links and all transport is by road or by air using an aircraft owned and operated by IAMGOLD Essakane S.A. The climate is typically sahelian and with the temperature ranging from 10°C to 50°C. A wet season occurs between late May and September, with yearly rainfall averaging approximately 500 mm. Surface rights in the area of the Essakane mining permit belong to the State of Burkina Faso. Utilization of the surface rights is granted by the Essakane mining permit under condition that the current users are properly compensated. Electricity to the EMZ deposit is provided by on-site diesel generators; satellite communication is also available at the Essakane Gold Mine. Water is pumped from wells (boreholes) in sufficient quantities for exploration drilling and the mining camp. A 26 MW power plant, fuelled with heavy fuel oil was built for the production phase. Another 31 MW of capacity was added in 2013 to power the expanded milling circuit. The main sources of water are the Gorouol River during the rainy season and well fields around the Essakane pit and near the Gorouol River.

The Essakane Gold Mine initiated local training programs for artisans and unskilled labour was sourced locally with skilled labour drawn from Burkina Faso at large. Some 90-150 expatriates from North America and Europe were required in the initial years of production, but that number decreased as Burkinabé workers acquired the expertise and experience to replace the expatriate employees.

The TSF is located southwest of the open pit mine and processing plant. The mine waste storage facility is located east of the open pit mine.

vi)	History

The EMZ deposit has been an active artisanal mining site since 1985. Heap leach processing of gravity rejects from the artisanal winnowing and washings was carried out by Compagnie d’Exploitation des Mines d’Or du Burkina (“CEMOB”) during the period from 1992-1999. From available records located in Burkina Faso, CEMOB placed 1.01 million tonnes of material at an average grade of 1.9 grams of gold per tonne and achieved 73 per cent recovery. It is estimated that 250,000 ounces of gold has been extracted from the local area since 1992. At its peak, up to 15,000 artisanal miners worked the EMZ deposit.

The Bureau des Mines et de la Géologie du Burkina undertook regional mapping and geochemical programs and arranged and financed the program of heap leach test work between 1989 and 1991. The plant was constructed in 1992 and produced 18,000 ounces in 1993, but averaged between 3,000 and 5,000 ounces per year. Serious efforts were also made to leach saprolite from the EMZ deposit, but based on verbal accounts, leaching failed because of high cement consumption and solution blinding in the heaps.

CEMOB was granted the Essakane mining exploration permit in 1991. The permit covered most of the area, which is now included within the Essakane Gold Mine (excluding the Gomo permit). BHP Minerals International Exploration Inc. (“BHP”) assisted CEMOB and explored the area from 1993 to 1996 under a proposed joint venture earn-in. BHP excavated and sampled 26 trenches (for 4,903 metres) along the EMZ deposit. Scout RC drilling was completed (including on the Falagountou and Gossey prospects), followed by RC drilling (7,949 metres of vertical holes on a 100 metre by 50 metre grid) and a few DD holes (1,510 metres) in the main area of artisanal mining on the EMZ deposit.

Upon CEMOB going into liquidation in 1996, Coronation International Mining Corporation (“CIMC”) secured title and in July 2000, six new Essakane licenses were granted to CIMC. In September 2000, CIMC entered into an option agreement with Ranger Minerals (“Ranger”) pursuant to which Ranger undertook an exploration program, focusing on intensive RAB and RC drilling of an oxide resource between October 2000 and June 2001. RAB drilling (12,867 metres) was used to locate drill targets at Essakane North, Essakane South, Falagountou and Gossey. Follow-up RC drilling at the EMZ deposit amounting to 22,393 metres was completed along with 1,070 metres of DD on twins and extensions. Ranger mapped and sampled veins in the BHP trenches and decided to drill toward local grid east at a dip of –60 degrees.

In April 2007, Orezone Resources, Orezone Inc., Orezone Essakane Limited, Gold Fields Essakane (BVI) Limited (“GF BVI”), Orogen and Essakane (BVI) Limited entered into a members agreement which gave effect to the terms of an option agreement and also set out the terms and conditions on which the parties would form a joint venture. GF BVI earned a 50 per cent interest in Essakane (BVI) Limited by spending the requisite $8 million on exploration. It increased its ownership to 60 per cent in the Essakane Gold Mine when it gained a further ten per cent interest in Essakane (BVI) Limited after Essakane (BVI) Limited completed the Essakane Feasibility Study on September 11, 2007. In October 2007, Orezone Resources entered into an agreement with GF BVI to acquire its 60 per cent interest in the Essakane Gold Mine in consideration for $200 million, with $150 million in cash and $50 million in Orezone Resources shares. The transaction closed on November 26, 2007 and Orezone Resources became the operator and owner of a 100 per cent interest in the Essakane Gold Mine subject to the interest of the Burkina Faso government.

After obtaining the Essakane Environmental Permit, the Essakane mining permit was granted, which resulted in the transfer of the Essakane Gold Mine to IAMGOLD Essakane S.A.

Orezone Resources was the project operator at the Essakane Gold Mine from July 2002 through December 2005. The 2006 project development exploration program on the deposit was carried out by GF BVI and focused on quality of gold assay, quality of geological modelling and quality of mineral resource estimate.

vii)	Geological Setting

The Essakane Gold Mine occurs in the Paleoproterozoic Gorouol greenstone belt in northern Burkina Faso. The local stratigraphy can be subdivided into a succession of lower-greenschist facies meta-sediments (argillites, arenites and volcaniclastics), conglomerate and subordinate felsic volcanics, and an overlying Tarkwaian-like succession comprising siliciclastic meta-sediments and conglomerate. Each succession contains intercalated mafic intrusive units that collectively comprise up to forty per cent of the total stratigraphic section.

The region preserves evidence for at least two regional deformational events. D1 structural elements such as the Essakane host anticline are refolded by a series of North-North-East-trending F2 folds. Later localized deformation occurs near the margin of a calc-alkaline batholith in the south of the project area. The Markoye Fault trends North-North-East through the western portion of the project area and separates the Paleoproterozoic rocks from an older granite-gneiss terrane to the west.

viii)	Mineralization

The Essakane Gold Mine deposit is an orogenic gold deposit characterized by quartz-carbonate stockwork vein arrays and is hosted within the lower meta-sedimentary sequence. The deposit occurs in an upright asymmetric anticline that plunges shallowly to the northwest. The highest concentration of quartz veins and gold mineralization occurs in the 50-70 metre thick ‘main arenite unit’, and spatially in the hinge zone and eastern fold limb of the host anticline.

There are two distinct structural controls on gold mineralization: (i) gold associated with bedding parallel deformation; and (ii) gold associated with structures formed by the anticlinal folding event. The vein arrays are complex and consist of: (i) early bedding parallel laminated quartz veins; (ii) late steeply dipping extensional quartz veins; and (iii) axial planar veins and pressure solution seams in the fold axial zone.

Alteration in the host arenite unit typically consists of a sericite > carbonate > silica ± albite ± arsenopyrite ± pyrite assemblage. Arsenopyrite and pyrite occur within and adjacent to quartz veins or are disseminated throughout areas of wallrock alteration. Traces of chalcopyrite, pyrrhotite, galena and hematite can occur with the arsenopyrite. Gold occurs as free particles within the veins and also as intergrowths in arsenopyrite on vein margins or in the host rocks. The regolith profile within the deposit area consists of one to three metres of laterite, a 30 to 50 metre thick upper saprolite zone and a 10 to 30 metre thick lower saprolite zone that is underlain by competent rock. The Essakane Gold Mine deposit has a strike length of 2,500 metres and is open to the north, although economic mineralization follows the fold plunge to become progressively deeper.

ix)	Drilling

Orezone Resources and GF BVI drilled 20,364 metres of oriented HQ diameter core between September 2005 and June 2006 for the project development and feasibility study program. Since 2009, IAMGOLD Essakane S.A.’s drilling objectives were to infill drill to upgrade inferred resources, expand the resource inventory and better understand the geology and controls on mineralization to advance geological modelling and improve the quality of assay samples.

x)	Sampling Method

Most of the drill holes falling inside the Measured, Indicated, Inferred whittle pit shell are sampled as one metre lengths of full core. Elsewhere, the cores are divided in half for archiving purposes. The first one kilogram assay sub-sample is split out only after the sample had been crushed to 80 per cent passing 2 millimetres. The entire one kilogram sub-sample aliquot is pulverized to 90 per cent passing 75 microns and assayed without further sub-sampling. RC drilling during 2006 was mainly used as a pre-collar to DD holes. Drilling changed to DD as soon as wet samples were returned generally at a depth of 45 to 50 metres. In 2010, 99 holes were drilled entirely using RC drilling to a depth of 150 metres to investigate ore shoots at Essakane South. All the 5 1/4 to 5 1/2 inch RC holes were sampled at 1 metre intervals at the drill rig. The full 20 to 40 kilogram RC samples were reduced to 3 to 5 kilograms with an 8 to 1 riffle splitter. This was subsequently changed in 2006 to use rotary splitters to split out a 1 kilogram sample which was then pulverized to 90 per cent passing 75 microns and assayed by LeachWELL rapid cyanide leach. The one kilogram splits were re-assayed at SGS Tarkwa in 2006 and 10 per cent of the splits were sent to ALS Chemex in Ouagadougou during the 2010 campaign.

GF BVI completed a range of bottle roll leach and gravity concentration tests in late 2005 and demonstrated that the previous bulk leach extractable gold (“BLEG”) and LeachWELL bottle roll assays were biased low because of anomalously poor dissolution of coarse gold. GF BVI introduced a comprehensive QA/QC system involving insertion of certified standard reference materials supplied by ROCKLABS Limited, which is still kept in place by the Essakane Gold Mine exploration team. Coarse quartz blanks were inserted as well.

xi)	Data Verification

A significant proportion of the assay data for the Essakane Gold Mine has been generated by previous operators. However, much of this historical data was generated either with inadequate QA/QC measures in place, or uncertified reference materials were used, and thus made the quality control measures equivocal. In 2007, RSG Global completed a review of the recorded quality control data for the Essakane pre-feasibility study. The key findings of this review are summarized below:

•	The use of uncertified (unaccredited) standards should be discontinued; the use of 250 gram standards for BLEG and LeachWELL cyanide leach assays should be examined.

•	Orezone Resources’ standards appear to have been mixed up during laboratory submission; much of Orezone Resources’ standard data appears unusable.

•	The Abilabs QA/QC results appear to be substandard.

•	A bias between BHP Fire Assay (“FA”) and BLEG assays may be the result of incomplete dissolution during the BLEG process.

•

Indications exist that unaccounted gold is present within samples that report BLEG results less than 1 g Au/t; this suggests that tails samples should be taken for all BLEG samples greater than 0.5 g Au/t.

•	Heterogeneity test work should be undertaken to optimize the sub-sampling protocol.

xii)	Mineral Processing and Metallurgical Testing

Early on, it was determined that a conventional crushing, milling CIL gold plant would be required and extensive leaching tests were conducted on various ore types knowing that ore to the plant would be a blend of three weathered types, with predominantly saprolite and transition (saprock) for the first three years with no fresh (hard rock) and close to 100 per cent hard rock years after.

The original feasibility study contemplated a process plant throughput rate of 7.5 million tonnes per year. As part of the original construction, some debottlenecking improvements were made to the design resulting in a revised nameplate capacity of 9 million tonnes per year on 100 per cent saprolite ore.

Additional metallurgical testwork was carried out during design of the expansion. For the most part, results of testwork validated work done as part of the original feasibility study in terms of reagent consumption, grind-recovery relationships and leach residency time. The most significant variance identified, was that the fresh rock grinding characteristics were found to be harder than in a prior study. As a result, design of the plant expansion incorporates secondary crushing and sufficient grinding capacity to accommodate the differences identified and achieve the planned throughput.

The Essakane Gold Mine completed plant expansion construction in 2013, which included the addition of two more tanks (one Leach and one CIL) on line A, a second Leach/CIL on line B to increase and improve residence time (recovery) at the higher than design throughput rates and finally, the addition of a pebble crushing circuit in closed circuit with both the line A and line B SAG mills to maintain throughput with the gradually increasing proportion of hard rock.

As a result of numerous operational improvements and the plant expansion (line B was commissioned during the first quarter of 2014), actual plant throughput has improved beyond the original constructed design capacity. Milling rates which reached 10.8 million tonnes in 2012 with only 6.1 per cent of fresh rock, increased to 11.9 million tonnes in 2014 with significant increases in hard rock towards the end of the year for an annual average of 53 per cent. 2015 budget is set at 11.2 million tonnes with 98 per cent fresh rock and the following year is expected to be similar or slightly higher than in 2015.

The latest initiatives largely contributed to a 33 per cent production increase over 2013 driven by higher grades and throughput. Higher grades, which are also expected in 2015 and following years with a higher percentage of hard rock, will help mitigate the impact of the higher energy consumption required to treat harder ore, and, as a part of its continuous improvement program, the Company is exploring opportunities to reduce its power costs, including several projects such as solar.

xiii)	Mining Operations

Mining is carried out using a conventional drill, blast, load and haul surface mining method with an owner fleet. The annual mining rate was 36 million tonnes in 2012 and is expected to climb to 60 million tonnes per year in 2016 before decreasing gradually to the end of pit life. The weathered zones will continue to be sequentially mined over the life of the operation until fully depleted, at which point mining will be exclusively in hard rock. Current pit geometry consists of five metre benches in upper lateritic layers, and 10 metre benches in hard rock. Grade control samples are collected using RC drills. A fleet of 11 drill rigs are used for the six inch production blast holes with two additional nine inch drill rigs to be commissioned in 2015 for production in hard rock. Loading is carried out with four hydraulic excavators and three wheel loaders. The truck fleet is composed of twenty-six 150-ton class and five 100-ton class trucks.

Waste rock is disposed of in the waste rock piles located to the east of the mine. Various ore stockpiles sorted per type (saprolite, transition or rock) and grade (marginal, low and high grade) are located to the west of the mine, just south of the primary crusher. Other mining infrastructure involves a mine office complex (mine offices, change house and canteen), equipment workshop with overhead cranes integrated to the main warehouse and external wash down bays, blasting and explosives compound including magazines, diesel storage and dispensing facility and a drill core storage facility. The operating costs have been determined for three ore types, namely the saprolite ore, transition and fresh rock arenite/argillite ore. The TSF has an overall base of some 450 hectares and was developed in stages concurrent with mine production using thickened tailings disposal with full capacity to suit the current life of mine. Mine haul roads are 20 to 30 metres wide and constructed by the mining department to support the 150-ton mine haul trucks.

The mine village was built from prefabricated structures and this village was initially used as the construction camp. The site has a satellite communications system. Two office complexes are located in the mine plant area, one to service mine operations and maintenance and the other reserved for construction management and administrative services. The main warehouse is attached to the mine maintenance shops and includes a sizeable storage yard.

General services are an essential component to the success of the project. Because of the remoteness and complex logistics of the mine coupled with the limited services available in Burkina Faso, the scope and extension of the general services department to support production is very substantial. Current manpower is approximately 2,500 workers, including contractors. The capital costs for infrastructure, processing facilities, plant and equipment, construction indirects, general services and pre-production development was approximately $448 million.

Production

The 2015 attributable production is estimated at between 360,000 and 370,000 ounces of gold.

The following table indicates operating information for the Essakane Gold Mine.

ESSAKANE GOLD MINE	2014	2013
Gold production (ounces) 100%(1)	369,000	277,000
Tonnage milled (tonnes)	11,897,000	10,613,000
Grade milled (g Au/t)	1.08	0.89
Recovery (%)	91	92

(1)	The production attributable to the Company in 2014 was 332,000 ounces and in 2013 was 250,000 ounces.

xiv)	Exploration and Development

In 2014, nearly 47,700 metres of delineation and resource expansion drilling were completed in conjunction with just under 22,200 metres of exploration drilling by the Company’s regional exploration group (outside the mine lease). Most of the delineation and resource expansion drilling was done in and around the pit area to confirm the continuity of deeper zones. Some definition drilling was also initiated at Falagountou and Essakane North and South in preparation for mining scheduled in 2014 and 2015. The 2015 exploration campaign will continue to evaluate the potential for additional resources below and around the main pit as well as Falagountou and further advance exploration prospects on the surrounding exploration concessions.

xv)	Mineral Reserves and Resources

Information on mineral reserves and resources is provided in Section 4 of Item III below.

xvi)	Environment

Information on the estimated amount of restoration and closure costs for the property is provided in Section 5.2 of Item III below.

2.2	Africa: Mali - Sadiola Gold Mine

i)	Property Description and Location

The Sadiola Gold Mine consists of an open pit mining operation exploiting the Sadiola gold deposit, associated CIP processing plant, townsite and infrastructure at Sadiola, in Mali. The Sadiola Gold Mine area is located in the extreme west of the Republic of Mali, West Africa near the border of Senegal and Mali, approximately 70 kilometres south of Kayes, the regional capital. The Sadiola Gold Mine is owned by La Société d’Exploitation des Mines d’Or de Sadiola S.A. (“SEMOS”) which holds the mining rights for gold, silver (and related substances) and platinoids for the mining permit area in Mali (the “Sadiola Mining Permit”) in which the Sadiola Gold Mine is located. The Sadiola Mining Permit covers an area of 302 square kilometres. The shareholders of SEMOS are IAMGOLD, which indirectly owns 41 per cent, AngloGold Ashanti, which indirectly owns 41 per cent, and the Government of Mali, which owns 18 per cent.

IAMGOLD has an indirect right to exploit gold, silver (and related substances) and platinoids on the lands on which the Sadiola Gold Mine is located through the Sadiola Mining Permit issued on August 1, 1994 by the Minister of Mines, Energy and Water of the Republic of Mali to AGEM Ltd. (“AGEM”), a wholly-owned subsidiary of IAMGOLD. The Sadiola Mining Permit was transferred from AGEM to SEMOS on March 6, 2000 by the Minister of Mines, Energy and Water of the Republic of Mali through the issuance of another mining permit.

The Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the Government of Mali if mining operations are ongoing. Under the Malian Mining Code, the Sadiola Mining Permit may be cancelled by a decree of the President in certain events, including a delay of mining for longer than one year, without valid reason, in a manner prejudicial to the general interests of Mali; a default in the performance of the obligations under, or the failure to maintain proper records as required by, the concession agreement covering the Sadiola Mining Permit; the non-payment of taxes; conducting mining activities outside of the Sadiola Mining Permit; and ceasing to provide technical and financial guarantees required in order to proceed satisfactorily with mining activities.

SEMOS

SEMOS is the joint venture company that holds the Sadiola Mining Permit, owns the Sadiola Gold Mine, and carries out exploration activities within the Sadiola Mining Permit. SEMOS is governed by an agreement dated September 8, 1994 (the “SEMOS Shareholders Agreement”) to which all of the shareholders of SEMOS are parties. Decisions of the directors of SEMOS are by majority vote; however, the approval of at least 75 per cent of the directors of SEMOS is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including the modification of any mining plan, the encumbrance of assets, the development of another mine, a change in the nature or purpose of SEMOS and a decision to abandon the Sadiola Mining Permit, as well as for budget approvals, incurring of indebtedness and profit distributions. A shareholder (other than the Government of Mali) can be forced to relinquish its shares of SEMOS by any other shareholder for breach of the SEMOS Shareholders Agreement, in which event there is a requirement for the valuation of the terminated party’s interest and a buyout at such value.

SEMOS makes distributions of profits after taking into account repayment of capital, the forecasted operating and capital expenses of SEMOS, and legal reserves required by applicable corporate law. Operating expenses include all of the expenses of SEMOS incurred in connection with its activities, including mine operations, depreciation, taxation and legal provisions, but excluding investments.

IAMGOLD and AngloGold Ashanti have agreed to vote together at shareholders’ meetings with respect to any action requiring 75 per cent shareholder approval or at meetings of directors with respect to any resolution requiring a similar level of approval. There is no requirement to vote together in the event of a conflict of interest with respect to one of the parties voting. If the two parties cannot agree, their shares of SEMOS must be voted against such resolution.

ii)	Accessibility, Climate, Topography, Local Resources and Infrastructure

The Sadiola Gold Mine is located in a remote part of Mali with almost no infrastructure. Establishing the mine and process plant required upgrading of the regional gravel road linking the mine to Kayes, and access to the Sadiola Gold Mine from Kayes is now by a regional all-weather road. There is an airstrip at the Sadiola Gold Mine capable of handling light aircraft. Kayes is serviced by rail, road and air from Bamako, the capital of Mali, and from Dakar, the capital of Senegal. Bamako has an international airport with daily flights to many other West African and European destinations. Dakar is a major port of entry to Mali by sea and air.

The Kayes region is flat and low-lying, only 40 meters above mean sea level (“mamsl”), and is underlain by recent alluvial deposits of the Senegal River. The escarpment between Kayes and Sadiola, which is more rugged, is underlain by sedimentary rocks and is generally 200 to 300 mamsl. At the Sadiola Gold Mine, the terrain is gently undulating with elevations ranging from 120 to 200 metres. Since 1994, the project area topography has been modified by the presence of the Main Pit (almost 200 metres deep), subsidiary pits, construction of the waste dumps and the soft ore TSF.

A 57-kilometre pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately eight million cubic metres per year of process water. Electrical power is provided through Sadiola’s diesel-powered generating sets, which are capable of meeting an average demand of 16.7 MW and a peak demand of 17.7 MW. As part of the Sadiola Sulphide Project (“SSP”), as discussed under the heading Sadiola Sulphide Project below, a connection to the Mali electrical grid is being investigated, which would make available lower cost power for the Sadiola Gold Mine.

iii)	Drilling, Sampling and Analysis, and Security of Samples

Drilling programs are completed using either standard or core drilling (with a DD rig) techniques.

Sampling and Analysis

The majority of the samples used in the resource evaluation are from exploration and grade control drill chips from RC drilling. Exploration RC rigs are fitted with cyclones providing routine samples on a two metre basis. Sub-samples are split at the rig using a three tier stacked riffle splitter yielding a 2 to 2.5 kilogram sample. Grade control holes are sampled on a two metre basis. The drill rigs are fitted with a rotary cone splitter producing an automatic sub-sample (Sandvik Rotaport sampling systems). RC samples too wet to pass through the riffle splitters are dried in an oven overnight and later split with the three tier riffle system. Drilling is normally stopped when the sample becomes too wet. Wet samples are flagged in the database.

Core from the DD holes are logged and split in half by a diamond saw. One half is bagged and dispatched for density determination and assay while the other half remains for reference in the core tray. Sample intervals are generally on a one metre basis with deviations as appropriate to account for changing geology.

The following laboratories are used for sample analysis:

•	SEMOS – onsite laboratory owned and operated by SEMOS processing all grade control. A 30 gram aliquot is routinely used for fire assay.

•

SGS Analabs in Kayes – used for processing exploration RC chips, diamond core and soil samples and some grade control samples when the SEMOS lab is full. SGS uses a 30 gram aliquot for sulphide material and a 50 gram aliquot for oxide material.

•	SGS South Africa – Booysens – used for processing QA/QC external lab checks.

The operator monitors analysis data quality with the implementation of QA/QC measures, which include the routine insertion of QC materials into the sample stream as well as regular audits and job observations. QC material comprise standard reference materials (“SRMs”), blanks, field and pulp duplicates and pulp reject repeats from previous sample submissions. These programs were run in addition to the normal QC insertions and monitoring undertaken in-house by SEMOS and SGS Analabs (Kayes). The SRMs are supplied by ROCKLABS Limited for a variety of gold grade ranges.

For RC drill chippings, core or soil geochem samples, four QC materials are inserted per tray of 50 assays at SGS Analabs in Kayes and three QC materials are inserted per tray of 30 assays at the SEMOS laboratory from the QC box. The four materials will typically consist of SRMs, pulverised blanks and pulp duplicates from remaining material of a previous assay. Coarse duplicates are inserted at the sample dispatch yard at a rate of one every 20 samples.

All SEMOS resource drill hole data are stored in a custom designed relational database from Century Systems, now part of CAE Mining. The system is set up to check for errors to prevent geological overlapping and incorrect sample intervals. The system has user security levels to prevent unauthorized access to data as well as data corruption by simultaneous multiple user use. On completion of data entry, each drill hole is authorized by the project geologist. This effectively locks the data to prevent any further changes to the drill hole data. A secure audit trail is in place to document any access. The drill hole authorization is one of the internal SOX controls.

Resource modeling is undertaken by a dedicated team of on-site personnel supported by the Company’s corporate office and with consultants when required. Geological and grade models are constructed using DatamineTM software, and post processing of the estimates are carried out using the uniform conditioning technique within IstatisTM software to estimate recoverable resources.

Reconciliations are carried out on grade, tonnage and contained metal between the individual resource models and grade control models on a monthly basis. In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparisons of called mining grade and received plant grade are also undertaken.

iv)	Mineral Reserves and Resources

Information on mineral reserves and resources is provided in Section 4 of Item III below.

v)	Mining Operations

Operator

IAMGOLD and AngloGold Ashanti Limited (“AngloGold Ashanti”) are equal partners in SEMOS and AngloGold Ashanti, through its wholly-owned subsidiary AngloGold Ashanti Mali S.A. (“AngloGold Mali”), is the operator of the Sadiola Gold Mine. In consideration for its services, AngloGold Mali is entitled to receive a management fee of 1 per cent of revenue derived from operations at the Sadiola Gold Mine, an engineering fee of 4 per cent of capital expenditures at the Sadiola Gold Mine (with some exclusions) and reimbursement for technical and consultancy services (which are to be competitive and consistent with the standard rates charged by AngloGold Ashanti to other non-operator companies). In addition, AngloGold Mali is entitled to reimbursement for all reasonable costs incurred by it in connection with its services as operator of the Sadiola Gold Mine.

Production

The oxide and sulphidic ores are being exploited by open pit mining techniques. Ore extraction is currently being conducted at the FN2 and FE2 satellite pits and oxide mining is expected to continue to the end of 2015 as further small deposits are being evaluated to extend to the life of the mining operation. Ore from the satellite is complemented by reclaimed ore from the marginal ore stockpile to feed the plant.

The pit slopes have been engineered to industry standards of stability for the range of lithologies present at the Sadiola Gold Mine, following risk management principles. There are regular reviews of the slope designs and conditions by external geotechnical consultants.

Mining operations are carried out by Moolmans, a mining contractor from South Africa with extensive open pit experience at the Sadiola Gold Mine and elsewhere. Grade control is effected by drilling 10 metre long vertical (or inclined) holes on a 10 metre by five metre grid. Ore is transported to a run-of-mine stockpile, located between one kilometre and seven kilometres from the respective pits. Waste material is disposed of in dumps adjacent to the pits with minimal haul distances, usually less than 0.5 kilometres.

Approximately 90 per cent of ore is stockpiled before processing. The ore stockpiling facility is located between the pit and the process plant, and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing oxide and sulphide mineralogy, gold grades, hardness, viscosity levels (resulting not only from variable clay contents but also from differing clay minerals) and grit contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis, thereby reducing feed variability and contributing to the efficiency of the process plant and maximizing the recovery of gold. The second function of the stockpile is to provide a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains.

Processing

The processing plant consists of two identical parallel leach circuits, collectively capable of treating approximately 4.6 million tonnes of oxide ores per year.

The ore blend is reclaimed from the stockpile using front-end loaders and trucks and, with the ore sourced directly from the pit, is fed to two parallel mineral sizers, a type of crusher designed to handle the softer ores which are found at the Sadiola Gold Mine. A proportion of harder ores or oxide ores with some large hard boulders are fed to portable crushing and screening plants to reduce the size of the feed material, before being fed to the mineral sizers. The ore passes to surge bins located ahead of the two ball mills. A single regrind mill is incorporated, serving both circuits, to further grind the coarse fraction contained in the output from the ball mills before it passes into a conventional leaching circuit.

The discharge from the ball mills is fed to cyclones, the overflow from which goes to the leach circuit where the pulp is subjected to cyanide leaching, while the underflow goes to a gravity circuit for recovery of coarse gold and then back to the regrind mill.

The barren slurry, after removal of the gold, is pumped to the tailings dam, located approximately three kilometres to the southeast of the process plant, for final disposal.

Sadiola Sulphide Project (“SSP”)

In December 2010, a feasibility study on the mining and processing of the hard sulphide ore at the Sadiola Gold Mine was completed. The current Sadiola Gold Mine life of mine plan (without the sulphide reserves) indicates declining gold production over time going forward until 2017. The feasibility study projected an increase in production at the Sadiola Gold Mine to between 350,000 and 500,000 ounces per year (on a 100 per cent basis) with a mine life of 13 years, increasing the total gold production at the Sadiola Gold Mine by approximately 2.2 million ounces beyond the current mine plan. With the current lower gold price environment, the feasibility study is currently under revision.

The feasibility study calls for mining to continue on an open pit basis and incorporate larger mining equipment. This study is based on construction of a new crushing, grinding and CIL plant for treatment of the deep sulphide ores and existing hard ore stockpiles while the existing mill would continue to treat soft oxide ores in parallel, or treat additional sulphide ore once oxide ore is exhausted. The total nominal treatment capacity of the proposed operation would be 8.5 million tonnes per year on the combined feeds versus 5 million tonnes per year nominal capacity with the current plant treating primarily softer oxide ores.

In 2012, agreements were reached with the Malian government for access to grid power as well as affording the SSP tax treatment equivalent to new projects. Economic analyses are still ongoing in respect of the new mining sequence and the life of mine. Additionally, government approvals and permits have been received for construction of the SSP project and for the construction of the power line and power supply infrastructure connected to the main Malian power grid.

While there has been progress on certain engineering and procurement aspects of the SSP, this project has not yet been approved and there is a possibility that this project may not be approved.

In 2014, the Company and AngloGold Ashanti completed an optimization study to review and update the physical and cash flow estimates from the 2010 feasibility study and to run options for owner mining versus contract mining and timing of capital expenditure. Final approval by the joint venture parties is still pending. Permitting and power agreements will require renewals since they expired in 2014, a process which is currently underway. As oxide ore will be depleted by the time the SSP is constructed, the plant will be configured for sulfide ore only and thus limited to a design of 7.2 million tonnes per year. The Company will continue to evaluate other options to optimize this asset.

vi)	Production

The following table indicates operating information for the Sadiola Gold Mine for the last two years:

SADIOLA GOLD MINE	2014	2013
Gold production (ounces) (1)	206,000	210,000
Tonnage milled (tonnes)	5,027,000	4,857,000
Grade milled (g Au/t)	1.32	1.38
Recovery (%)	93	91

(1)	The Company holds a 41% interest in the Sadiola Gold Mine and its attributable production was 84,000 ounces in 2014 and 86,000 ounces in 2013.

vii)	Environment

Under the concession agreement with the Republic of Mali, SEMOS is obligated to minimize the environmental and social impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. A baseline program monitors environmental parameters, including seasonal differences in climatic data, water quality for surface and groundwater and groundwater levels. There is also an integrated EMS for the Sadiola Gold Mine. The EMS ensures that the environment is protected and that environmental policies are adhered to. An annual independent environmental audit of the Sadiola Gold Mine is conducted, focusing in particular on the EMS, community relations and closure and rehabilitation. The Sadiola Gold Mine is ISO 14001 certified.

The two principal environmental concerns are the potential for the contamination of surface and ground water resources, particularly with cyanide, arsenic and antimony, and the rehabilitation of the tailings dam and waste rock dumps. The Company believes that these issues are currently being adequately addressed. The gold plant and tailings dam are managed as a closed system, with water flow being strictly controlled and recycled. Spillage of contaminated process water inside the plant is contained in a concrete bounded area, from where the water is pumped back into the treatment plant process. The tailings dam is fenced and access to the area is controlled.

Two issues that continue to receive attention are the closure plan and environmental issues associated with the processing for the SSP. An environmental and social impact assessment (“ESIA”) was prepared in 2011 and approved by the Government of Mali on August 22, 2011 for the SSP. The recommendations and mitigation measures of the ESIA have been adopted and the EMS is being revised as appropriate to address all of the SSP’s impacts.

There are adequate facilities for all mineral processing requirements, including waste disposal, on site.

To date, the ground and surface water quality monitoring program in place does not show surrounding water contamination related to mining activities.

The EMS consists of water quality monitoring, air quality monitoring and vibration monitoring.

Information on the estimated amount of restoration and closure costs for the property is provided in Section 5.2 of Item III below.

viii)	Exploration and Development

At the Sadiola Gold Mine, during 2014, exploration remained focused on the near mine oxide potential to fast track reserve generation to extend oxide life of mine beyond 2014. There was also a drive to identify and model the sulphide potential for medium to longer term exploitation. Oxide exploration on the Sadiola concession has reached maturity and exploration work consisted of follow up drilling at various prospective targets and identifying new targets.

Regional Opportunities

The 48.6-square-kilometer area borders the Sadiola concession to the north and exploration consisted of termite mound sampling and mapping. Three encouraging anomalous zones were identified but due to the budget cut reductions, no follow-up drilling was done during the year.

Monitoring of the region continues for potential joint ventures.

ix)	Mining Taxation

Net mining profits, as calculated under the Malian Mining Code, are subject to a statutory tax rate of 30 per cent. All operating costs, depreciation and financing charges are deducted in calculating net profits.

A royalty (Contribution pour prestation de services) of 3 per cent based on the export value of gold production, and an ad valorem tax of 3 per cent payable on the value of products sold to refineries or any other buyer, less any refining expenses and selling costs, are paid to the Government of Mali.

2.3	South America: Suriname - Rosebel Gold Mine

Unless stated otherwise, the information in the sections below other than information subsequent to the date of the Rosebel Report (defined below) is based upon the technical report (the “Rosebel Report”) entitled “IAMGOLD Corporation – Rosebel Mine, Suriname – Technical Report” dated March 29, 2010, prepared by the IAMGOLD Technical Group under the supervision of Gabriel Voicu, a qualified person for the purposes of NI 43-101 and who, at the time the Rosebel Report was prepared, was the Geology and Mine Exploration Superintendent, Rosebel Gold Mines N.V. (“RGM”). Portions of the following information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of the Rosebel Report, which is available for review on SEDAR at www.sedar.com.

i)	Property Description and Location

The Rosebel property is located in Suriname, South America, approximately 80 kilometres south of the city of Paramaribo, the capital of Suriname. Suriname is a former Dutch colony located on the northeastern coast of South America. The Rosebel mining concession covers 17,000 hectares in the

District of Brokopondo, between the Suriname River to the East and the Saramacca River to the West, and is surrounded by exploration concessions covering an additional surface area of 99,633 hectares. The property is held by RGM, a 95 per cent-owned subsidiary of IAMGOLD.

The relationship between the Company, RGM and the Republic of Suriname is governed by a mineral agreement executed on April 7, 1994, as amended and supplemented by an agreement dated March 13, 2003 (the “Mineral Agreement”) and further amendment by the Second Amendment and Supplemental Agreement signed on June 6, 2013 (the “Second Amendment”). The Mineral Agreement provides, in particular, for the Republic of Suriname to hold a 5 per cent carried participation in the share capital of RGM (the Class A shares). As at December 31, 2009, the Republic of Suriname held 50 Class A shares and the Company held 950 Class A shares and 7,999,000 Class B shares in RGM. Only holders of Class A shares are entitled to receive dividends as and when declared by RGM.

The Mineral Agreement outlines various business conditions, including the right to export gold, to hold funds in foreign bank accounts, to access local currency at market rates and to import goods, with few exceptions, on a duty-free basis. The Mineral Agreement provides an international dispute resolution mechanism and a debt-to-equity capital structure of 4 to 1.

On December 16, 2002, RGM was granted a 25-year renewable right of exploitation for the Rosebel Gold Mine from the Republic of Suriname, following its approval of the updated feasibility study and environmental impact assessment. Pursuant to the Second Amendment to the Mineral Agreement, the term of the Mineral Agreement was extended by 15 years until 2042 and a joint venture to be held 70 per cent by RGM and 30 per cent by the Republic of Suriname will be established to develop resources surrounding the Rosebel Gold Mine using government-supplied power at an agreed rate of 11 cents per kilowatt hour.

Production from the Rosebel Gold Mine is subject to a fixed royalty of 2 per cent of production, paid in-kind, and, a price participation royalty of 6.5 per cent on the amount exceeding a market price of $425 per ounce of gold, when applicable, payable to the N.V. Grasshopper Aluminum Company (“Grassalco”), a state-owned mining company, and a fixed royalty of 0.25 per cent of production, payable in-kind, to a foundation established by RGM, Grassalco and the Republic of Suriname to promote the local development of natural resources as stipulated in the Mineral Agreement. The Suriname Environmental and Mining Foundation’s board is composed of two representatives from RGM, two from Grassalco and one from the Republic of Suriname.

ii)	Accessibility, Local Resources and Infrastructure

The Rosebel Gold Mine began commercial production on March 11, 2004. The property is accessible by plane or by road from Paramaribo. Its facilities and equipment include a processing plant, maintenance and warehouse facilities, a transmission line to tap into the Afobaka power generating station owned by a major bauxite producer, and related support infrastructure. In 2013, RGM concluded two power supply agreements, one with the Republic of Suriname being indexed to the price of gold, and one with a state-owned entity, EBS NV, which is fully effective for a period of 10 years, being indexed to the oil price, both of which provide for the supply of 32 MW of fixed power to the mine and mill facilities.

A solar plant with an installed power capacity of 5 MW was commissioned in the third quarter of 2014. All electric power from the solar plant is being used at the Rosebel Gold Mine.

iii)	History

The Rosebel property was optioned in 1992 by Golden Star Resources Ltd. (“Golden Star”) from Grassalco. Cambior held a 50 per cent interest in the property from June 1994 to May 2002 when it acquired Golden Star’s 50 per cent interest (the “Rosebel Transaction”). Pursuant to the Rosebel Transaction, Golden Star received a gold price participation right (the “Rosebel Royalty”) equal to 10 per cent of the excess gold market price above $300 per ounce for soft and transitional ore and above $350 per ounce for hard rock ore, and in each case, after deducting a fixed royalty of 2 per cent of production paid in-kind to the Republic of Suriname, up to a maximum of 7 million ounces produced. Golden Star subsequently sold the Rosebel Royalty to EURO Ressources S.A. (“EURO”). Cambior, which held a 95 per cent interest in RGM, was acquired by the Company on November 8, 2006, pursuant to the Cambior Arrangement and an 84.55 per cent interest in EURO was acquired by the Company pursuant to a public offer on December 23, 2008. Subsequent to the public offer for EURO, the Company acquired additional shares and at the end of 2014 holds approximately 86 per cent of EURO.

Further to the acquisition of Cambior, the Company assumed the obligation to pay the Rosebel Royalty to EURO. With the acquisition of a controlling interest in EURO, the Company was able to effectively decrease its reported cash cost for gold produced at RGM.

A feasibility study and an environmental impact assessment were filed with the Republic of Suriname in May 1997. Following additional drilling on the property, a revised feasibility study was submitted to the Government in December 1997. An updated feasibility study for the project was completed in August 2002 and submitted shortly thereafter to the Republic of Suriname with an environmental impact assessment for approval.

Following the acceptance of the 2002 updated feasibility study and environmental impact assessment, the granting of the 25-year renewable right of exploitation, the securing of satisfactory business conditions, the completion of financing and implementation of political risk insurance coverage, Cambior, through its subsidiary RGM, officially commenced construction of the Rosebel Gold Mine in December 2002 and commercial production began on March 11, 2004.

iv)	Geological Setting and Mineralization

The Rosebel concession lies within the Paleoproterozoic Guiana Shield. The Suriname portion of the shield is characterized by discrete corridors of low grade metamorphic rocks (greenstone belts) separated by large granite-gneiss terranes.

Rosebel deposits are hosted by a volcano-sedimentary sequence of the Marowijne Supergroup and by the overlying detrital sedimentary sequence of the Rosebel Formation. Five types of rocks occurring there are distinguishable: felsic to mafic volcanic rocks, deep-water sediments, shallow-water sediments, felsic intrusion and late diabase dikes. Economical gold mineralization has been recognized in sedimentary and volcanic rocks while the intrusion only shows rare gold occurrences and the dykes are totally devoid of any mineralization. The regional metamorphism is restricted from low-greenschist to greenschist facies. The main regional fabric varies from east-west in the southern part of the property to west north-west-east south-east to the North and follows the regional tectonic grain as seen on an aeromagnetic survey. Two phases of deformation differing in style are recognized on the property. The first phase (D1) has affected deep-water sediments and volcanic rocks only and the second phase (D2) has affected all rock units (except diabase dykes). Gold mineralization is late regarding this second phase of deformation; shear veins are emplaced within faults and tension veins that are nearby, but none of the two show signs of subsequent deformation.

Three domains of mineralization are found on the property; North, Central and South. The northern domain includes J Zone and Koolhoven pits along a trend to the north of volcanic rocks and Pay Caro-East Pay Caro pits along a trend at the southern contact between volcanic rocks and detrital sedimentary rocks. The two trends follow a west north-west-east south-east orientation. The central domain only includes one pit, Rosebel, which is striking east-west. The southern domain is made of one structural trend roughly oriented east-west along which the Mayo, Roma and Royal Hill pits are lying.

Mineralization is hosted in both shear and tension veins which are tightly associated in space and time. The association of those two vein systems at the Rosebel Gold Mine is in fact a common aspect of orogenic gold deposits where tension veins are formed into extensional fractures that have accommodated deformation. In terms of volume of gold and quartz, tension veins are more important at the Rosebel Gold Mine, although shear veins also carry a considerable amount of gold (i.e. Pay Caro Deposit) and play a primordial role for fluid circulation. The North and the South domains show disparity in veining style; one type of shear vein and three types of tension veins have been recognized in each domain.

In the South domain, the shear veins are developed parallel to the main shear zone and are in general confined to the footwall of this main structure. Texture of shear veins is usually banded with, most of the time, tourmaline alternating with quartz near the border of the vein. Thickness of those veins varies from a few decimetres to more than 3 metres. Disposition of shear veins systematically follows the bedding. The more important shear veins are emplaced along the contact between volcanic and sedimentary rocks or along conglomeratic levels within the arenitic sequence.

Shear veins in the North domain are sub-vertical to steeply dipping south and are oriented west north-west-east south-east. These veins show variability in structural style and intensity depending on their localization from the main shear zone.

Two other sets of tension vein spatially associated to shear veins are present in the South domain: flat veins and north-dipping veins. Their emplacement is attributed to the presence of the anticline that has acted as a structural trap for fluids.

Two more sets of tension veins are identified in the North domain as well: east-west sub-vertical veins and stacks of north-dipping veins. East-west veins are sub-vertical to steeply dipping to the north and are only found in the Pay Caro deposit near the main shear zone. North-dipping tension veins form west north-west-east south-east trending stacks dipping around 45 degrees to the north north-east in the nearby shear veins and are related to the latest normal movement undergone by the fault zone.

v)	Drilling, Sampling and Analysis and Security of Samples

The core is HQ size in soft rock and reduced to NQ size in solid rock. Most of the holes are sampled continuously from top to bottom of the hole and sample intervals are normally one metre in length. The core is split. All drill collars are surveyed and downhole surveys conducted in exploration holes. The logging and sampling of drill holes is done in accordance with industry standards. Assays are performed on site at the Rosebel Gold Mine laboratory and in the Suriname capital of Paramaribo at the Filab laboratory. All samples are assayed by fire assay method.

Industry standard QA/QC procedures, including standards, blanks, duplicates and check assays in external laboratories, are employed.

vi)	Mineral Reserves and Resources

Information on mineral resources and reserves is provided in Section 4 of Item III below.

vii)	Mining Operations

Processing involves crushing and grinding using two-stage SAG and ball milling, gravity separation which recovers in the range of 30 per cent of the gold, a cyanidation circuit and a CIL plant. The flow sheet reflects the need to handle soft and sticky ore from the laterite and saprolite layers during the initial mining phase before treating harder material from the transition and hard rock zones.

The 2015 attributable production is estimated at 290,000 to 300,000 ounces of gold.

The following table indicates operating information for the Rosebel Gold Mine for the last two years.

ROSEBEL GOLD MINE	2014	2013
Gold production (ounces) 100% (1)	342,000	354,000
Tonnage milled (tonnes)	13,050,000	12,349,000
Grade milled (g Au/t)	0.86	0.94
Recovery (%)	95	95

(1)	The production attributable to the Company in 2014 was 325,000 ounces and in 2013 was 336,000 ounces.

At the end of 2014, the Rosebel Gold Mine employed approximately 2,035 individuals and contractors, including those employed by outside contractors and the regional exploration and construction teams. In 2011, a new collective labour agreement (“CLA”) was negotiated and concluded for a period of 2 years, valid from January 1, 2011 to December 31, 2012. As per the conditions of the existing CLA both parties agreed in the final quarter of 2012 to extend the existing agreement subject to further terms and conditions. A one-year extension to this CLA was agreed upon, subject to further terms and conditions. The CLA will remain valid until a new CLA is agreed upon.

viii)	Environment

The EMS for the Rosebel Gold Mine is certified under ISO 14001, effective December 2005, and remains in compliance with certification. The Rosebel Gold Mine successfully passed the ISO 14001 recertification audit in 2008, 2011 and 2014. The Rosebel Gold Mine maintains active community consultation with nearby communities and works in partnership with the communities on community development projects. For this purpose, the Rosebel Gold Mine has a community relations management system in place.

The Rosebel Gold Mine operates under OHSAS 18001 (“Occupational Health and Safety Management System”) certification. The Rosebel Gold Mine successfully passed the OHSAS 18001 recertification audit in 2014. OHSAS 18001 is a best practise framework to manage occupational health and safety at the highest standards.

Information on the estimated amount of restoration and closure costs for the property is provided in Section 5.2 of Item III below.

ix)	Exploration and Development

In 2014, a DD and RC drilling program totalling just over 29,000 metres was completed at ten different deposits and on several near-mine exploration prospects, as presented in the following table:

Deposits	Infill	Exploration	Condemnation	Total
	(metres)	(metres)	(metres)	(metres)
Koolhoven	0	0	0	0
Royal Hill	2,458.5	0	0	2,458.5
Pay Caro (including West Pay Caro and East Pay Caro)	0	0	0	0
Rosebel	5,609	120	0	5,729
“J” Zone	0	0	0	0
Mayo	2,243	699	1,500	4,442
Roma	0	0	0	0

Mamakreek	1,879	2,439	0	4,318
Overman	0	0	0	0
East Tailings	0	0	0	0
Compagnie Creek	0	0	0	0
Others (BT, TC, CC, IN)	0	12,065.5	0	12,065.5

Total	12,189.5	15,323.5	1,500	29,013

Additionally, a regional exploration effort was carried out on the Rosebel concession and adjacent exploration concessions as described in Sections 3.2.2 and 3.3.5 of Item III below.

x)	Taxation

Under the 1994 Mineral Agreement in effect for the Rosebel Gold Mine, as amended and referred to above, it is provided that the corporate income tax rate applicable during the first 25 years of operation is the lesser of the year-to-year applicable corporate tax rate (currently 36 per cent) and 45 per cent. Operating expenses, including interest expenses, are generally deductible from taxable income, and losses may be carried forward indefinitely. Capital expenditures are generally depreciated over a four-year period for plant and equipment during the pre-production period and the production phase. Dividends and interest may be paid without any withholding taxes. Legislative stability of taxation rules and rates is guaranteed by the 1994 Mineral Agreement, as amended.

3.	Exploration and Development

3.1	General

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, including Suriname, Brazil, Peru, Columbia, Nicaragua, and Canada. With a long-term commitment to reserves replenishment and a strategic mandate for organic growth, the Company has numerous, active, near mine and early to advance staged exploration projects and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In 2014, IAMGOLD incurred $68.9 million on exploration projects, excluding the Sadiola Gold Mine, a nearly 26 per cent decrease from $93.6 million in 2013. The 2014 expenditures included:

•

Brownfield exploration and resource development expenditures of $22 million involving the completion of more than 261,000 metres of drilling directed at on-going resource expansion, delineation and condemnation drilling programs principally at the Rosebel Gold Mine, underground exploration drilling programs at the Westwood Gold Mine and resource delineation program at the Essakane Gold Mine; and

•	Greenfield exploration and project studies of $34.6 million involving the completion of nearly 84,000 metres of drilling conducted at 12 projects, including the Côté Gold Project.

Exploration expenditures are summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
2014	$	$	$
Brownfield exploration projects(a)	14.8	7.2	22.0
Greenfield exploration projects Scoping and feasibility studies: Côté Gold Project Other scoping and pre-feasibility studies	— 11.4 —	34.6 0.6 0.3	34.6 12.0 0.3

	26.2	42.7	68.9

2013	$	$	$
Brownfield exploration projects(a)	24.2	17.0	41.2
Greenfield exploration projects Scoping and feasibility studies: Côté Gold Project Other scoping and pre-feasibility studies	0.1 0.1 —	28.1 23.2 0.9	28.2 23.3 0.9

	24.4	69.2	93.6

(a)

Exploration projects - brownfield for 2014 and 2013 exclude expenditures related to joint ventures of $0.9 million and $2.3 million, respectively, and includes nearmine exploration and resource development of $14.7 million and $26.4 million, respectively.

The Company’s exploration expenditures were as follows:

(in $ millions)	2014	2013	2012
Capitalized brownfield exploration
Burkina Faso	6.6	8.3	11.1
Suriname	6.0	11.9	16.1
Canada	2.2	4.0	11.3

	14.8	24.2	38.5

Capitalized greenfield exploration
Africa	—	0.1	0.7
Côté Gold project	—		—

	—	0.1	0.7

Capitalized scoping and feasibility studies
Africa	—	—	—
Canada: Côté Gold project	11.4	0.1	—

	11.4	0.1	—

Total capitalized	26.2	24.4	39.2

Expensed brownfield exploration
Burkina Faso	3.5	10.5	16.6
Suriname	3.3	5.6	6.5
Canada	0.4	0.9	5.4

	7.2	17.0	28.5

Expensed greenfield exploration
Africa	10.2	12.1	27.8
South America	17.7	12.7	16.7
Canada	6.7	3.3	2.7

	34.6	28.1	47.2
Expensed scoping and feasibility studies
Africa	0.6	23.2	22.1
Canada: Côté Gold project	0.3	0.9	10.2

	0.9	24.1	32.3

Total expensed	42.7	69.2	108.0

Total	68.9	93.6	147.2

3.2	Capitalized Exploration and Development Projects

IAMGOLD’s mine and regional exploration teams continued to conduct near-mine exploration and resource development work during 2014 at the Essakane, Rosebel, and Westwood Gold Mines.

3.2.1	Essakane Gold Mine, Burkina Faso

On the mine lease, nearly 47,700 metres of RC and DD were completed during the year to evaluate potential extensions of, and to upgrade existing inferred resources, at both the Essakane Main Zone (“EMZ”), slightly below and east of the pit, and the Falagountou deposits. Results were positive on EMZ with continuity of mineralization demonstrated at depth along the east limb of the deposit in the northern sector of the pit, as well as in the south east end of the pit. The results were incorporated into the updated resource model as reported at December 31, 2014. An infill drilling program conducted at the Falagountou satellite deposit has confirmed lateral continuity of mineralization as well as an extension down-dip which remains open. Drilling also identified a second mineralized structure, located 250 metres west of the main zone. The results are being compiled and will be incorporated into an updated resource model expected in 2015. Approximately 17,500 metres of resource drilling is planned in 2015.

3.2.2	Rosebel Gold Mine, Suriname

Just over 29,000 metres of RC and DD were completed on the Rosebel Gold Mine lease and surrounding mineral concessions during the year, including just over 15,300 metres on exploration drilling, 12,230 metres focused on resource drilling and 1,500 metres directed towards geotechnical drilling programs. Results are being assessed as these are received to help guide further drilling programs. The objective of the ongoing drilling program remains focused on increasing resources of, and identifying and evaluating high potential areas for, near-surface, soft and transitional mineralization. On the mine lease, resource development and expansion drilling was completed at the Rosebel, Mayo and Royal Hill deposits. Geological interpretations and resource models continue to be updated to incorporate the new drill results. Approximately 30,000 metres of DD and RC drilling is planned in 2015.

3.2.3	Westwood Gold Mine, Quebec

In 2014, underground excavation comprised of lateral and vertical development totalled nearly 18,850 metres. Just over 73,000 metres of underground resource development DD were completed during the year. The DD program continues to focus on infill drilling to upgrade the existing inferred mineral resources to the indicated and measured mineral categories, as well as continuing definition work on ore zones that are scheduled to be mined. An additional 700 metres of DD was also completed as part of ongoing geotechnical studies to support the design of mine infrastructure. A drilling program totalling nearly 73,000 metres is planned in 2015.

3.2.4	Côté Gold Project, Ontario

The Côté Gold Project is an advanced exploration and development stage gold project located in Ontario,

Canada. The Company owns a 92.5-per-cent beneficial interest in the project. The remaining 7.5 per cent beneficial interest is owned by Treelawn Investment Corp. The project is located in the south-eastern part of the Swayze Greenstone Belt halfway between Timmins and Sudbury, 20 kilometres southwest of Gogama, Ontario. The Company acquired the Côté Gold Project as part of the acquisition of Trelawney, which closed on June 21, 2012.

As part of its annual year end mineral reserves and resources statement, the Company reported an updated NI 43-101 compliant resource estimate for the Côté Gold deposit in Ontario comprising indicated resources of 278.6 million tonnes averaging 0.86 grams of gold per tonne for 7.72 million ounces and inferred resources of 52.3 million tonnes averaging 0.74 grams of gold per tonne for 1.24 million ounces. The effective date of this resource estimate is December 31, 2014. The updated resource incorporated additional delineation DD completed in 2014, totalling just over 20,400 metres. The delineation program was completed on 25m x 25m and 25m x 50m drill spacing over selected areas of the deposit. The objective was to provide detailed information on the local continuity and controls on mineralization in order to improve the resource model for which a further update is anticipated in 2015.

The Company approved a $25.1 million feasibility study on the Côté Gold deposit, which is anticipated to be completed by 2017. The Côté Gold Project is an attractive long-term asset that is expected to strengthen the Company’s future production pipeline.

3.3	Expensed Exploration and Development Projects

In addition to the capitalized mine site and development programs described above, the brownfields and greenfields exploration portfolio consists of near-mine exploration programs on large land positions adjoining the Company’s Essakane and Rosebel Gold Mines, three advanced exploration projects in Mali, Senegal and Canada and nine early stage gold projects in Mali, Peru, Colombia, Nicaragua, Brazil, Suriname and in Québec and Ontario, Canada. A summary of project highlights is provided below.

3.3.1	Africa – Senegal

The Company maintains an office in Dakar that serves as a base and administrative center for West African regional exploration.

As part of its annual year end reserve and resource at December 31, 2014, the Company reported an updated National Instrument 43-101 compliant mineral resource estimate for its wholly-owned Boto Gold exploration project in eastern Senegal. The resource estimate incorporated the results of an ongoing delineation DD program carried out during the year and is pit constrained based on a variable cut-off grade ranging from 0.44 to 0.64 grams of gold per tonne (depending on rock type and deposit) and a long-term gold price of $1,500 per ounce. The estimate comprises an indicated resource of 22.8 million tonnes averaging 1.68 grams of gold per tonne for 1.23 million ounces and an inferred resource of 11 million tonnes averaging 1.80 grams of gold per tonne for 635,000 ounces. A significant portion of the estimate is derived from the newly discovered Malikoundi deposit which overall displays higher grades than most of the previously discovered zones. The effective date of this resource estimate is December 31, 2014.

During the year, approximately 15,800 metres of infill DD was completed. The drilling program was focused on resource delineation and expansion of the Malikoundi deposit, specifically targeting potential strike and depth extensions. A majority of the 2014 results were incorporated into the updated mineral resource estimate described above.

In 2015, approximately 13,000 metres of further infill DD is planned to complete the ongoing 50 metre x 50 metre infill program. The program aims to further upgrade resources at the Malikoundi deposit in support of ongoing technical studies.

3.3.2	Africa – Mali

The Company conducted exploration on two joint venture projects (Siribaya and Fougadian) in Mali during the year.

The Siribaya exploration project is operated by the Company under a 50:50 joint venture with Merrex Gold Inc. (“Merrex”). During the year, nearly 11,500 metres of DD and RC drilling was completed, targeting the newly discovered Diakha prospect. The drilling program has confirmed the presence of multiple zones of gold mineralization over significant widths and grades, in association with disseminated sulphide and albite-hematite-chlorite alteration in sandstone host rocks. Merrex provided regular exploration updates during the year as assay results were received, validated and compiled. Reported highlights include 34 metres grading 4.85 g/t Au, including 19 metres grading 7.31 g/t Au from DD hole 148 and 12 metres grading 10.99 g/t Au from DD hole 146. In 2015, approximately 15,000 to 20,000 of RC and DD are planned to delineate the Diakha discovery and support the completion of a maiden resource estimate as results warranted.

Based on discouraging exploration results, the Company gave notice in September 2014 of its intent to terminate participation in the Fougadian joint venture and subsequently withdrew from the project by year end.

3.3.3	Africa – Burkina Faso

In addition to the resource delineation and development drilling described above on capitalized exploration, approximately 23,100 metres of DD and RC drilling were completed in 2014 on exploration targets located within mineral concessions surrounding the Essakane Gold Mine permit. Follow-up drilling campaigns were completed on the Tassiri and Sokadie prospects and on several new prospective areas delineated by regional aircore drilling results. The drill results, along with the results derived from geological mapping and geochemical sampling programs completed during the year, are being assessed and compiled to continue to identify prospective targets for follow-up exploration programs.

In 2015, the exploration group plans to carry out more than 15,000 metres of DD and RC drilling, and over 22,000 metres of AC drilling to continue to explore for potential new resources in proximity to the Essakane Gold Mine site.

3.3.4	South America – Brazil

Exploration in Brazil is carried out from an exploration office in Belo Horizonte, Brazil. Resource delineation drilling proceeded as planned throughout the year on the newly discovered São Sebastião deposit on the Company’s wholly-owned Pitangui project in Minas Gerais state, Brazil. On April 9, 2014, the Company announced the first National Instrument 43-101 compliant mineral resource estimate for the deposit which incorporated assay results from 57 DD holes totalling 19,600 metres. Resources comprised an inferred resource of 4.07 million tonnes grading 4.88 grams of gold per tonne for 0.64 million contained ounces. The estimate is based on an underground mining scenario, a long-term gold price of $1,500 per ounce and is reported at a cut-off grade of 3.0 grams of gold per tonne. The effective date of the mineral resource estimate is January 9, 2014.

During 2014, the Company completed approximately 24,500 metres of infill DD. The program continued to focus on upgrading resources within the core area of the São Sebastião resource and testing for extensions. Assay results released during the year included highlights such as 9.73 g/t Au over 7.5 metres from DD hole FJG-072 and 10.16 g/t Au over 4.9 metres from DD hole FJG-073. The new drilling results will be incorporated in an updated resource model once the drilling program is completed and all assays are received and validated. Also, during the year, a 660 line kilometre heli-borne VTEM survey was flown which has identified a number of conductive targets similar to that associated with the São Sebastião deposit.

Approximately 15,000 metres of DD is planned to complete the infill delineation drilling program to support a revised resource estimate and explore targets identified from the recently completed airborne VTEM survey.

3.3.5	South America - Suriname

In addition to the near-mine resource delineation and development drilling program described previously for the Rosebel Gold Mine lease, approximately 8,300 metres of RC and DD was completed to test various exploration targets within the Rosebel district. Exploration activities were focused principally on testing the Sarafina and Afobaka target areas. In 2015, approximately 20,000 metres of drilling is planned to further explore these and other prospect areas identified within the Rosebel project landholdings.

The Company continues to evaluate possible transactions for other prospective properties with the potential for higher grade, softer rock, and lower stripping ratios.

3.3.6	South America - Colombia

Under the terms of an option to joint venture agreement signed with Solvista Gold Corporation (“Solvista”) in 2013, the Company can earn an initial 51 per cent interest in Solvista’s Caramanta Project, located in Colombia’s Mid-Cauca Belt, by investing a total of $18 million in qualifying expenditures, including $0.9 million of cash payments, over a maximum five year period commencing December 15, 2013, and can earn an additional 19 per cent interest in the project, for a total 70 per cent interest, by investing a further $18 million in qualifying expenditures over an additional three-year period.

During 2014, fourteen DD holes totalling just under 3,850 metres were completed to test a number of gold-copper porphyry targets identified within Caramanta Porphyry Cluster system (the “CPC”) which hosts Solvista’s El Reten and Ajiaco Sur discoveries. Assay results from the program are being validated and assessed to guide follow-up exploration.

In 2015, work continues to obtain permitting approval to allow drilling on the El Reten and Ajiaco Sur discoveries which are located in an integrated land management district and are subject to a longer permitting process. Although the application has been filed, it is uncertain when drill permits will be granted.

3.3.7	South America - Nicaragua

In alignment with the Company’s strategic mandate to develop a robust exploration portfolio, an option to joint venture agreement was finalized with Calibre Mining Corporation (“Calibre”) on the 176 square kilometre Eastern Borosi project located in the Golden Triangle of Northeast Nicaragua. Signed on May 26, 2014, the Company may earn a 51 to 70 per cent interest in Calibre’s Eastern Borosi project by completing scheduled cash payments and exploration work expenditures totalling $10.9 million over six years.

In 2014, a 40 hole DD program totalling just over 5,500 metres was completed under the management of Calibre. The program was designed to test a combined 3 kilometres of strike-length of various vein systems identified on the property at shallow depths with drill holes spaced on 100 metre sections. Assay results reported are considered encouraging and have returned a number of high grade gold-silver intersections including: 12.9 metres grading 8.73 g/t Au, 11.43 g/t Ag, (includes 6.5 metres grading 16.88 g/t Au and 20.95 g/t Ag) from DD hole GP14-010; and 4.8 metres grading 25.66 g/t Au and 35.19 g/t Ag from DD hole GP14-030. The 2015 exploration program will consist of nearly 5,000 metres of DD to continue to test, at shallow depths, additional vein systems as well as target the depth extent of higher grade intervals identified from the 2014 program.

3.3.8	North America – Québec, Canada

The Company operates an exploration office in Val d’Or, Quebec to support several exploration programs in the Abitibi area and northern Quebec. The Company holds a number of historic claim holdings which cover approximately seven kilometres of the Cadillac Break, and 28 kilometres of the Destor-Porcupine Fault, two major structural zones in the camp that host most of the known gold deposits in the Abitibi gold district.

The Company also continues to actively look for new joint venture opportunities. The Monster Lake project is held under an earn-in option to joint venture with TomaGold Corporation (“TomaGold”), signed on November 11, 2013, whereby the Company may earn a 50 per cent interest in TomaGold’s Monster Lake, Winchester and Lac à l´eau Jaune properties by completing scheduled cash payments and exploration expenditures totalling $17.6 million over five and a half years.

In 2014, 26 DD holes totalling 12,761 metres of DD were completed that primarily targeted the direct down-dip and lateral extensions of the high-grade 325-Megane zone, as well as prioritized areas along strike. Assay results were reported on an ongoing basis during the year. Highlights include 9.18 metres, grading 46.33 g/t Au (including 2.2 metres grading 182.8 g/t Au), 3.42 metres grading 18.68 g/t Au and 7.1 metres grading 6.74 g/t Au. In 2015, additional DD totalling just over 8,000 metres is planned.

The Company also maintains an interest in some joint ventures and passive royalty interests in Québec. The more important ventures include several Val-d’Or and Rouyn Noranda camp properties being actively explored under different agreements by Kinross, Alexandria Minerals and Adventure Gold and a large block of ground in the Rouyn-Noranda camp re-assessed by Falco Pacific Resources.

3.3.9	North America – Ontario, Canada – Côté Gold Project

The acquisition of the Côté Gold Project included a large portfolio of exploration properties, including various joint venture properties. The 516-square-kilometre property position covers an approximate 60-kilometre strike length of favourable geology, including the direct extensions of the Côté Gold Project property. Regional exploration activities to develop and assess exploration targets within property holdings continued to advance during the year. An exploration DD program totalling just over 4,800 metres was completed during the year to evaluate several prioritized targets. The results are currently being validated and assessed and will be used to guide future exploration programs.

3.4	Outlook

The Company intends to continue the search for new opportunities and pursue the discovery of new deposits in 2015. The approved spending for capitalized and expensed exploration and development for 2015 is $56 million and is summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
2015	$	$	$
Corporate exploration projects-brownfield[1]	11.0	9.0	20.0
Corporate exploration projects-greenfield	—	26.0	26.0

Total exploration projects	11.0	35.0	46.0

Scoping and feasibility studies: Côté Gold project	5.0	—	5.0
Other studies	—	5.0	5.0

	5.0	5.0	10.0

Total	16.0	40.0	56.0

[1]	Exploration projects – brownfield excludes planned expenditures related to Sadiola of $1 million and include planned near-mine exploration and resource development of $11 million.

Capitalized expenditure estimates include underground development and drilling at the Westwood Gold Mine and near-mine exploration and resource development programs at the Rosebel and Essakane Gold Mines.

The Company finances exploration expenditures from internal cash resources and on occasion, supplemented by flow through equity raises for selected exploration projects in Canada.

4.	Mineral Reserves and Resources

The following tables set out the Company’s estimate of its mineral reserves and mineral resources as of December 31, 2014 with respect to the gold operations specified in the second table below. Lise Chénard, Eng. (Director, Mining Geology, IAMGOLD Corporation), a “qualified person” for the purposes of NI 43-101, is responsible for all mineral resource estimates contained herein, as at December 31, 2014. Ms. Chénard is also responsible for the mineral reserve estimates for the Mouska, Rosebel and Essakane Gold Mines contained herein, as at December 31, 2014. Emilie Williams (Assistant Superintendent, Engineering Dept. Westwood Gold Mine for IAMGOLD Corporation), a “qualified person” for the purposes of NI 43-101, is responsible for the mineral reserve estimates for the Westwood Gold Mine contained herein, as at December 31, 2014. Mineral reserves and/or mineral resources at Rosebel, Essakane and Westwood Gold Mines and Côté Gold Project have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council as required by NI 43-101. Mineral reserves and resources at the Sadiola Gold Mine has been estimated in accordance with or reconciled to the definitions of the JORC Code. Except as otherwise indicated below, reported mineral reserves were estimated using a long-term gold price assumption of $1,300 per ounce in 2014 and mineral resources were estimated using a long-term gold price assumption of $1,500 per ounce. The Company is required by NI 43-101 to disclose its mineral reserves and mineral resources using the subcategories of proven mineral reserves, probable mineral reserves, measured mineral resources, indicated mineral resources and inferred mineral resources. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

Consolidated Mineral Reserves and Resources as of December 31, 2014(1)(2)(3)(4)

Attributable Contained Ounces of Gold
(000)

Total Proven and Probable Reserves	8,608

Total Measured and Indicated Resources (Inclusive of Reserves)	20,180

Total Inferred Resources	5,745

Notes:

(1)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Details of measured and indicated resources and other NI 43-101 information can be found in the relevant technical reports, all of which have been prepared by a qualified person as defined in NI 43-101 and filed with the Canadian securities regulators and which are available on SEDAR at www.sedar.com. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It is reasonably expected that the majority of inferred mineral resources could be upgraded to a higher mineral category with continued exploration. Although “measured resources,” “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”. Rounding differences may occur.

(2)	Measured and indicated resources are inclusive of proven and probable reserves.
(3)	Mineral resources and mineral reserves for each property are reported separately in the table below.
(4)	Mineral resource/reserves tonnage, grade and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

Mineral Reserves and Resources of Gold Operations as of December 31, 2014(1)(2)(3)(4)(5)(6)(7)(8)

	MINERAL RESERVES AND RESOURCES
GOLD OPERATIONS	Tonnes (000s)	Grade (g/t)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
Rosebel (4), Suriname				(95%)
Proven Reserves	76,371	1.1	2,603	2,473
Probable Reserves	17,269	1.0	552	524

Subtotal	93,640	1.1	3,155	2,997

Measured Resources	126,712	1.0	4,124	3,918
Indicated Resources	50,993	1.0	1,678	1,594
Inferred Resources	19,014	0.9	542	515
Essakane (5), Burkina Faso				(90%)
Probable Reserves	108,821	1.1	3,886	3,497

Subtotal	108,821	1.1	3,886	3,497

Indicated Resources	124,432	1.2	4,702	4,232
Inferred Resources	14,830	1.3	628	565
Westwood (6), Canada				(100%)
Proven Reserves	301	7.3	71	71
Probable Reserves	2,070	7.0	468	468

Subtotal	2,371	7.0	539	539

Measured Resources	199	11.7	75	75
Indicated Resources	1,455	11.1	520	520
Inferred Resources	9,729	10.9	3,397	3,397
Sadiola (7), Mali				(41%)
Probable Reserves	57,428	2.1	3,841	1,575

Subtotal	57,428	2.1	3,841	1,575

Measured Resources	12,971	0.8	320	131
Indicated Resources	102,146	1.9	6,275	2,573
Inferred Resources	5,523	1.6	291	119
Côté Gold (8), Canada				(92.5%)
Indicated Resources	278,600	0.9	7,716	7,137
Inferred Resources	52,300	0.7	1,241	1,148
TOTAL

Proven & Probable Reserves	262,260	1.4	11,421	8,608

Measured and Indicated Resources	697,508	1.1	25,410	20,180

Inferred Resources	101,396	1.9	6,100	5,745

Notes:

(1)	Measured and indicated resources are inclusive of proven and probable reserves.
(2)

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

(3)

Although “measured resources”, “indicated resources” and “inferred resources” are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards”.

(4)

Rosebel mineral reserves have been estimated as of December 31, 2014 using a $1,300/oz gold price and mineral resources have been estimated as of December 31, 2014 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(5)

Essakane mineral reserves have been estimated as of December 31, 2014 using a $1,300/oz gold price and mineral resources have been estimated as of December 31, 2014 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(6)

Westwood mineral reserves have been estimated as of December 31, 2014 using a $1,300/oz gold price and mineral resources have been estimated as of December 31, 2014 using a 6.0 g/t Au cut-off over a minimum width of 2 metres and have been estimated in accordance with NI 43-101.

(7)

Mineral reserves at Sadiola have been estimated as of December 31, 2014 using an average of $1,100/oz gold price and mineral resources have been estimated as of December 31, 2014 using a $1,600/oz gold price and have been estimated in accordance with JORC code.

(8)	Côté Gold mineral resources have been estimated as of December 31, 2014 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

The Company’s reserve estimate is comprised of in-place material, i.e. contained ounces of gold and metallurgical recovery factors must be taken into account in order to assess and quantify the recoverable material.

There are numerous parameters inherent in estimating proven and probable mineral reserves, including many factors beyond the Company’s control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

Estimation Procedures

Gold Technical Information and Qualified Person/Quality Control

Other than as set out below, the individual responsible for the supervision of the preparation and review of all mineral resource and mineral reserve estimates, as well as for all scientific and technical information with respect to the Essakane Gold Mine property since the date of the Essakane Report, for IAMGOLD is Lise Chénard, Director, Mining Geology, IAMGOLD Corporation. Ms. Chénard is the qualified person responsible for any scientific and technical disclosure including mineral processing and metallurgy relating to the Essakane Gold Mine herein for any period following the effective date of the Essakane Report. AMEC GRD SA (trading as Amec Foster Wheeler-Mining & Metals, Africa), Optiro Pty Ltd. and its qualified persons are not responsible for the scientific and technical disclosure herein relating to any period following the effective date of the Essakane Report. Emilie Williams (Assistant Superintendent, Engineering Dept. Westwood Gold Mine for IAMGOLD Corporation) is responsible the supervision of the preparation and review of the mineral reserve estimates for the Westwood Gold Mine. Ms. Chénard and Ms. Williams are considered as “qualified persons” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information in this section 4 has been included herein with the consent and prior review of Ms. Chénard and Ms. Williams, as applicable. The qualified persons have verified the data disclosed, and data underlying the information or opinions contained in this section.

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources. For each mine and project of the Company, the relevant qualified persons verified the data disclosed, including sampling, analytical and test data underlying the information contained herein. Quality control falls under the responsibility of Ms. Chénard.

In calculating mineral reserves, cut-off grades are established using the Company’s long-term metal price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. As part of the annual reserve estimation process, the cost models used for cut-off grade calculations are compared to prior studies or estimates and are updated appropriately based on actual operating performance and price projections for inputs. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The nature of mining activities is such that the extraction of ore from a mine reduces reserves. In order to renew reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling programs at depth and laterally.

The Company’s attributable share of mineral reserves for gold operations as of December 31, 2014 was 8.6 million ounces. A sensitivity analysis on the price of gold used to calculate the mineral resources would affect attributable ounces as follows: a $100 increase in the gold price would increase the Company’s attributable share of ounces by around 5 per cent and a $100 decrease in the gold price would decrease the Company’s attributable share of ounces by around 6 per cent. The mineral reserves will follow a similar trend since as of December 31, 2014, all open pit mineral resources are confined within pit shells.

5.	Other Aspects of the Business

5.1	Marketing of Production

All gold produced by IAMGOLD is in the form of doré bars, which is sold directly to gold refineries in North America and Europe at prevailing spot prices, less fees charged by the refineries for their services.

Also, since revenues from sales of gold are received in US dollars while a significant portion of operating and other expenses are incurred in other currencies, including Canadian dollars, the value of the Canadian dollar and other currencies relative to the US dollar has a direct impact on the Company’s profit margin.

The following table illustrates fluctuations in the exchange rates for US dollars expressed in Canadian dollars for the last five calendar years, as established for customs purposes by the Bank of Canada.

	Year Ended December 31, 2014
$C/$	2014	2013	2012	2011	2010
High	1.1670	0.9845	0.9642	0.9407	0.9931
Low	1.0631	1.0737	1.0443	1.0658	1.0848
Average	1.1044	1.0324	0.9996	0.9891	1.0299
End of Period	1.1601	1.0650	0.9949	1.0170	0.9946

5.2	Environment and Permitting

The Company’s challenge is to integrate its economic activities with environmental integrity, social concerns and effective governance, the four pillars of sustainable mining.

With respect to environmental stewardship, the Company will focus activities to understand the interaction between activities and the environment, and seek ways to protect or enhance the environment while and maximizing sustainable development opportunities.

In June 2014, the Company submitted a coordinated draft Environmental Assessment (EA)/Environmental Impact Study (EIS) for the Côté Gold Project in accordance with the requirements of both the Province of Ontario and Government of Canada. Following extensive consultation with potentially affected aboriginal groups, stakeholders and regulatory agencies throughout 2014, the Company will submit the final EA/amended EIS Report in February 2015.

In 2015, the Company will continue to support the environmental assessment processes of both levels of government in order to seek Ministerial approval of the Côté Gold Project.

None of the environmental measures taken by the Company should impact negatively on its competitive position, as the whole of the North American mining industry is subject to substantially similar regulatory standards. The medium and long-term financial impact of these standards lies in the cost of mine site restoration during mining and once mining activities have ceased. The Company annually reviews its provision for environmental obligations and no material adverse effect on earnings is expected in the future. The Company believes that its operations are substantially in compliance with all relevant and material laws and regulations, as well as standards and guidelines issued from the relevant regulatory authorities.

The estimates for restoration and closure costs are prepared by knowledgeable individuals and are subject to review and approval by government authorities. Site closure costs are charged against a provision accumulated during the production phase. These obligations are currently estimated as follows:

Undiscounted Amounts (in millions of $)
Rosebel Gold Mine	$79.0
Essakane Gold Mine	$64.1
Doyon Gold Mine(1)	$161.1
Niobec Mine(2)	$12.3
Other Canadian sites(3)	$11.9

Total	$328.4

Sadiola Gold Mine(4)	$26.1
Yatela Gold Mine(5)	$16.2

Total	$370.7

(1)	The Doyon Gold Mine closed in 2009
(2)	Niobec Mine was sold on January 22, 2015.
(3)	Other Canadian sites include the Mouska Gold Mine which closed during 2014, the Westwood Gold Mine and other properties including Cote-Chester, Solbec (closed) and Y. Vezina (closed)
(4)	This number represents the Company’s 41% share of the undiscounted amount
(5)	This number represents the Company’s 40% share of the undiscounted amount. The Company suspended mining activities at the Yatela Gold Mine effective September 2013.

5.3	Community Relations

Community support for mining operations is viewed as a key ingredient for a successful mining venture. As part of its strategy, the Company plays an active role in the communities in which it operates. The Company has established community relations programs to interact with stakeholders with respect to its activities and their impact on the local communities. In Canada, consultations with aboriginals, including First Nations is a critical component of the permitting of our operations. At the Côté Gold Project, First Nation consultations are on-going with the Mattagami and the Flying Post First Nations. An exploration agreement is already in place which identifies participation opportunities for both the Mattagami and Flying Post communities, and discussions are now occurring to put in place an Impact Benefit Agreement. Discussions have also been separately initiated with the Métis Nation of Ontario.

The positive economic impacts of mining operations are often more noticeable in emerging countries. Therefore, in such countries, the Company implements development programs, which can be sustained beyond the mine life, to assist in improving the quality of life for those residents impacted by the operations and projects. To that effect, in 2011, the Company began a 5-year partnership in Burkina Faso with its non-governmental organization partner, Plan, to help deliver vocational and job-readiness training in various regions throughout the country. The $7.6 million initiative is primarily funded by the Canadian International Development Agency, with the Company and Plan making a substantial commitment of $1.9 million. In February 2015, Foreign Affairs, International Trade and Development Canada announced the approval of the “Water & Economic Growth in the Sahel” project proposed by the Company and Cowater International to deliver improved access to potable water, improve sanitation practices and support local business development in Burkina Faso. The $14 million initiative is primarily funded by the Government of Canada, with the Company making a substantial commitment of $2 million over a four-year period.

5.4	Mining Development and Construction

The Company has in place a Project Development department to support new projects and existing operations on specific technical issues, major capital projects and expansions. The goal consists of optimizing performance of each division’s activities with a view to achieving greater effectiveness in terms of costs and schedule, and to effectively manage investments in mining assets.

The objective of the Technical Services Division is to provide technical assistance to mines operated by the Company on specific projects and to conduct technical studies.

The objective of the IAMROCK Mining Development Division is to form and manage specialized teams performing mining development works at various mines or projects, in accordance with corporate priorities.

The objective of the Engineering and Construction Division is to form and manage teams of professionals and technicians specialized in engineering and planning and implementing and supervising construction activities of mine facilities and infrastructure.

5.5	Intellectual Property

Operations of the Company are not dependent upon or subject to patents or intellectual property licenses or rights.

5.6	Competition

5.6.1	Gold Market

The Company is in competition with other mining companies for the acquisition of interests in precious metal mining properties. In the pursuit of such acquisition opportunities, the Company competes with several Canadian and foreign companies that may have substantially greater financial and other resources. Although the Company has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

5.7	Sale of Production

The Company’s revenues are generated predominately from the sale of gold (approximately 80 per cent of total 2014 revenues and 82 per cent of total 2013 revenues each on a consolidated basis, excluding joint ventures). With the sale of the Niobec Mine and the Diavik Diamond Royalty, substantially all of the Company’s revenues will be attributable to gold sales in 2015. The gold price is subject to fluctuations resulting from factors beyond the Company’s control. These factors include general price inflation, changes in investment trends and international monetary systems, political events and changes in gold supply and demand on the public and private markets. The gold market is characterized by significant above-ground reserves which can dramatically affect the price should a portion of these reserves be brought to market. In 1999, the gold market felt the effects of gold reserve sales by some central banks as well as the effects of the announcement at the end of September 1999 by European central banks of a self-imposed annual limit on gold sales (the “Washington Agreement”). In 2004, the group of 15 signatories to the Washington Agreement renewed this agreement for a period of five years, with additional participants joining the original group of signatories. In 2009, the Washington Agreement was extended by 19 signatory banks, who committed to selling no more than a combined 400 metric tonnes of gold through 2014. The financial crisis of 2008 and resulting coordinated loosening of monetary policies by the world’s central banks affected the absolute price and volatility of the price of gold. In particular, the U.S. Federal Reserve implemented a series of ‘quantitative easing’ programs (QE 1, 2 and 3) in the subsequent years. In 2014, the U.S. Federal Reserve ended its ‘quantitative easing’ program as the U.S. economy began to improve. The cessation of the QE programs was one of the key contributing factors to the significant volatility in the price of gold in 2014. Expectations are that, in 2015, the Federal Reserve will begin to tighten monetary policy by raising overnight interest rates from their current historical lows. In addition, investors liquidated their holdings in the various gold exchange traded funds (“ETFs”) in response to the Federal Reserve’s action, the view that the U.S. economy was improving and the relative strengthening of the U.S. dollar. Management believes these factors contributed to the increased volatility in the price of gold throughout 2014.

5.8	Employees

As at December 31, 2014, the Company employed approximately 5,000 individuals including contractor-employees.

6.	Dividends

The following table outlines the dividends declared per Common Share for the three most recently completed financial years:

	December 2014	December 2013	June 2013	December 2012	June 2012
Dividend payment per Common Share	$0.00	$0.00	$0.125	$0.125	$0.125

The Company maintains a dividend policy with the timing, payment and amount of dividends paid by the Company to shareholders to be determined by the directors of the Company from time to time based upon, among other things, current and forecasted cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and development, exploration and capital projects and such other business considerations as the directors of the Company may consider relevant. In December 2013, the Company suspended its dividend payment until further notice to conserve cash and preserve liquidity.

The 2012 Amended Credit Facility and the 2012 Senior Unsecured Notes both contain covenants that restrict the ability of the Company to declare or pay dividends if a default under the 2012 Amended Credit Facility or the 2012 Senior Unsecured Notes, as applicable, has occurred and is continuing or would result from the declaration or payment of the dividend.

7.	Litigation

Reference is made to note 16(b) of the Company’s audited consolidated financial statements for its financial year ended December 31, 2014 which are available on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com.

Item IV	Description of Capital Structure

The Company is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares, of which 391,342,721 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at March 23, 2015.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of the Company and the remaining property of the Company upon dissolution.

The First Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference Shares and the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the First Preference Shares or any series thereof.

The Second Preference Shares are issuable in one or more series. Subject to the articles of the Company, the directors of the Company are authorized to fix, before issue, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the Common Shares with respect to the payment of dividends and the return of capital on liquidation, dissolution or winding-up of the Company. Except with respect to matters as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders of the Company. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles of the Company to create a new class or series of shares ranking in priority to or on parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on parity with the Second Preference Shares or any series thereof.

Item V	Ratings

The following information relating to the Company’s credit ratings is provided as it relates to the Company’s financing costs, liquidity and cost of operations. Specifically, credit ratings impact the Company’s ability to obtain short-term and long-term financing and the cost of such financings. A negative change in the Company’s ratings outlook or any downgrade in the Company’s current credit ratings by its rating agencies could adversely affect its cost of borrowing and/or access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company’s ability to enter into, or the associated costs of entering into, hedging transactions or other contracts in the ordinary course of business on acceptable terms. The Company believes its current credit ratings will allow it to continue to have access to the capital markets, as and when needed, at a reasonable cost of funds.

The following table sets out the ratings of IAMGOLD’s corporate credit and the 2012 Senior Unsecured Notes credit by the rating agencies indicated as at March 23, 2015:

	Standard & Poor’s	Moody’s Investors Services
Corporate Rating	B+	B1
Senior Note Rating	B+	B2
Trend/Outlook	Stable	Negative

Standard & Poor’s Rating Services’ (“S&P”) credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The ratings from AAA to CCC may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). As of March 2015, S&P has assigned IAMGOLD a corporate credit rating of B+ and a credit rating of B+ on the 2012 Senior Unsecured Notes with a stable outlook and a

Recovery rating of 4. According to S&P, this rating generally means the relevant issuer currently has the capacity to meet its finance commitments, but that adverse business, financial, or economic conditions will likely impair the relevant issuer’s capacity or willingness to meet its financial commitments. S&P adds that an issuer or obligation rated ‘B+’ should be able to withstand a moderate level of stress and still meet its financial obligations. The stable outlook reflects its view that the Company will generate core credit ratios consistent with an “aggressive” financial risk profile following the sale of the Niobec Mine and maintain “strong” liquidity.

Moody’s Investors Service (“Moody’s”) credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic category. As of March 2015, Moody’s has assigned IAMGOLD a corporate family credit rating of B1 and a credit rating of B2 on the 2012 Senior Unsecured Notes with a negative outlook. According to Moody’s, this rating generally means that the obligations are considered speculative and are subject to high credit risk. The rating is driven by the Company’s significant exposure to gold price volatility, concentration of production, relatively short overall reserve life, and the elevated political risk in the regions where the majority of its cash flows are generated. The rating also reflects the Company’s high cost position, which ore hardness issues may further exacerbate over the next couple of years. The rating is supported by the Company’s good liquidity, improvements to its cost position and business profile driven by the attainment of commercial production at the Westwood Gold Mine in Québec, Canada on July 1, 2014, and the Company’s expectation that the Company will manage its adjusted leverage (Debt/ EBITDA) to a maximum of 3.5x through 2015.

Credit ratings are not a recommendation to buy, sell or hold securities. Credit ratings may be subject to revision or withdrawal at any time by the credit rating organization.

Item VI	Market for Securities

The Common Shares of the Company are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMG” and on the New York Stock Exchange (“NYSE”) under the symbol “IAG”.

The following table sets forth the market price range, in Canadian dollars, and the trading volume of the Common Shares on the TSX for each month during the year ended December 31, 2014.

TSX

	High	Low	Close	Volume
	(C$)	(C$)	(C$)
January	4.67	3.60	4.09	69,480,000
February	4.74	3.77	4.11	60,690,000
March	4.82	3.77	3.89	62,340,000
April	4.05	3.66	3.82	42,460,000
May	3.91	3.25	3.29	29,270,000
June	4.57	3.28	4.39	61,620,000
July	4.55	3.87	4.03	46,190,000
August	4.48	3.80	4.37	35,740,000
September	4.37	3.09	3.10	41,100,000
October	3.17	1.96	2.14	57,940,000
November	2.82	1.62	2.24	70,670,000
December	3.25	2.39	3.17	106,180,000

The following table sets forth the market price range, in U.S. dollars, and the trading volume of the Common Shares on the NYSE for each month during the year ended December 31, 2014.

NYSE

	High	Low	Close	Volume
	(US$)	(US$)	(US$)
January	4.17	3.37	3.65	132,880,000
February	4.37	3.41	3.71	123,670,000
March	4.35	3.42	3.52	146,940,000
April	3.70	3.33	3.49	93,180,000
May	3.56	3.00	3.05	83,060,000
June	4.25	3.01	4.12	175,680,000
July	4.27	3.61	3.69	133,330,000
August	4.10	3.40	4.01	122,110,000
September	3.93	2.75	2.76	150,920,000
October	2.84	1.73	1.89	197,470,000
November	2.51	1.42	2.11	204,850,000
December	2.82	2.13	2.70	331,100,000

Item VII	Directors and Officers

1.	Directors

As of March 23, 2015, the list of IAMGOLD’s directors is as follows:

Name, Province and Country of Residence	Principal Occupation	Director Since
WILLIAM D. PUGLIESE Aurora, Ontario, Canada	Chairman of the Company	1990

STEPHEN J.J. LETWIN Toronto, Ontario, Canada	President and CEO of the Company	2010

JOHN E. CALDWELL (1)(3) Toronto, Ontario, Canada	Director of the Company	2006

DONALD K. CHARTER (2)(3)(5) Etobicoke, Ontario, Canada	Director of the Company	1994

W. ROBERT DENGLER (3)(4) Aurora, Ontario, Canada	Director of the Company	2005

GUY G. DUFRESNE (1)(4) Boucherville, Québec, Canada	Director of the Company	2006

Name, Province and Country of Residence	Principal Occupation	Director Since
RICHARD J. HALL (1)(5) Silverthorne, Colorado, United States of America	Director of the Company	2012

MAHENDRA NAIK (1)(2) Markham, Ontario, Canada	President – FINSEC Services Inc. (Management Services Company)	1990

JOHN T. SHAW (3)(5) Sydney, New South Wales, Australia	Director of the Company	2006

TIMOTHY R. SNIDER (2)(4) Tuscon, Arizona, United States of America	Director of the Company	2011

(1)	Member of the Audit and Finance Committee
(2)	Member of the Human Resources and Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee
(4)	Member of the Environmental, Health and Safety Committee
(5)	Member of the Resources & Reserves Committee

All of the above-mentioned directors have held their current positions or another position with their current employer or a company related thereto during the last five years, with the following exceptions: Mr. Hall who, prior to October 2011, was President and Chief Executive Officer of Northgate Minerals.

Each director will, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

2.	Executive Officers

The current list of Company executive officers is as follows:

Name, Province and Country of Residence	Occupation	Officer Since
STEPHEN J.J. LETWIN Toronto, Ontario, Canada	President and CEO of the Company	2010

P. GORDON STOTHART Oakville, Ontario, Canada	Executive Vice President and Chief Operating Officer	2007

CAROL T. BANDUCCI Mississauga, Ontario, Canada	Executive Vice President and Chief Financial Officer	2007

BENJAMIN R. LITTLE Toronto, Ontario, Canada	Senior Vice President, Corporate Affairs, HSS & People	2011

Name, Province and Country of Residence	Occupation	Officer Since
CRAIG S. MACDOUGALL Oakville, Ontario, Canada	Senior Vice President, Exploration	2012

JEFFERY A. SNOW Toronto, Ontario, Canada	General Counsel, Senior Vice President, Business Development	2009

All of the executive officers of the Company have held their current positions or another management position with the Company or one of its affiliates during the last five years, with the following exceptions: Mr. Stephen J.J. Letwin who, prior to joining IAMGOLD in November 2010, was based in Houston, Texas where he was the Executive Vice President, Gas Transportation & International, with Enbridge Inc. Before joining Enbridge, Mr. Letwin served as President and Chief Operating Officer of TransCanada Energy and was Chief Financial Officer of TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy; and Mr. MacDougall who, prior to February 2012, worked as an industry consultant and prior to that he held the position of President and CEO of Continental Nickel Limited.

3.	Shareholdings of Directors and Officers

As at March 23, 2015, directors and executive officers of IAMGOLD as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 3,869,203 million Common Shares or 0.99 per cent of all the issued and outstanding Common Shares of IAMGOLD.

4.	Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company, or shareholder holding a sufficient number of securities to affect materially the control of the Company, has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties and Sanctions

To the best of management’s knowledge, no penalties or sanctions have been imposed on a director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, in relation to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has had any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of management’s knowledge, there are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and any director or officer of the Company or a subsidiary of the Company.

Item VIII	Audit and Finance Committee

1.	Composition and Relevant Education and Experience of Members

The directors of the Company have an audit and finance Committee (the “Audit and Finance Committee”) which consists of Messrs. John E. Caldwell (Chairman), Guy Dufresne, Richard J. Hall and Mahendra Naik. The directors of the Company have determined that all members of the Audit and Finance Committee are “independent” and “financially literate” for the purposes of applicable laws. The directors of the Company have also determined that each of John E. Caldwell, Guy Dufresne and Mahendra Naik is an “Audit Committee Financial Expert” for the purposes of applicable laws. The designation of a member of the Audit and Finance Committee as an “Audit Committee Financial Expert” does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit and Finance Committee.

The following is a brief summary of the education and experience of each member of the Audit and Finance Committee that is relevant to the performance of his responsibilities as a member of the Audit and Finance Committee.

The text of the Audit and Finance Committee’s charter is attached hereto as Schedule “A”.

Name	Relevant Education and Experience
John E. Caldwell (Chairman)

Mr. Caldwell has been a director of the Company since 2006. Mr. Caldwell brings extensive general and financial management and risk assessment experience to the Board. From 2003 until his retirement from SMTC Corporation, on March 31, 2011, he served as President and Chief Executive Officer and as a member of the board of directors. Before joining STMC Corporation, Mr. Caldwell held positions in The Mosaic Group, a marketing services provider, as Chair of the Restructuring Committee of the Board, from October 2002 to September 2003, in GEAC Computer Corporation Limited, a computer software company, as President and Chief Executive Officer from October 2000 to December 2001 and in CAE Inc., a provider of simulation and modeling technologies and integrated training solutions for the civil aviation and defense industries, as President and Chief Executive Officer from June 1993 to October 1999. In addition, Mr. Caldwell served in a variety of senior executive positions in finance, including Senior Vice President of Finance and Corporate Affairs of CAE and Executive Vice President of Finance and Administration of Carling O’Keefe Breweries of Canada. Over the course of his career, Mr. Caldwell has served on the audit committees of ten public companies. Also, for the past several years, Mr. Caldwell is a lecturer for the Institute of Corporate Directors on the subject of board responsibilities for oversight of enterprise risk. Mr. Caldwell has been a director of Advanced Micro Devices, Inc., a global semiconductor provider since 2006 and of Faro Technologies, Inc., a producer of three dimensional manufacturing measurement systems, since

Name	Relevant Education and Experience

2002. Mr. Caldwell also served on the board of directors of ATI Technologies Inc. from 2003 to 2006, Rothmans Inc. from 2004 to 2008, Cognos Inc. from 2000 to 2008, Stelco Inc. from 1997 to 2006 and Sleeman Breweries Ltd. from 2003 to 2005. Mr. Caldwell holds a Bachelor of Commerce Degree from Carleton University and is a Certified Professional Accountant.

Guy G. Dufresne

Mr. Dufresne is an engineer from Ecole Polytechnique de Montréal and holds a Masters Degree in Engineering (including computers) from the Massachusetts institute of Technology and an MBA from the Harvard Business School. Mr. Dufresne currently serves as a member of the board of RONA, a position he has held since January 2013 and RSA Canada, an insurance company, a position he has held since 2003. From 1992 to 2006, he was President and CEO of Québec Cartier Mining and led the turnaround of this iron ore company; for 25 years prior to 1992, he held progressive senior positions within the forest product industry including President and COO of Kruger. Since about 1980, Mr. Dufresne has been a member of the board of several public and private companies and he has worked on numerous committees; he is still a member of the board of RSA Canada, an insurance company. Over the years he has been Chairman of the board of Tembec, Cambior, Conseil du Patronat, Chamber of Marine Commerce, The Mining Association of Canada, The Québec Forest Product Association and L’Institut Armand-Frappier (a pharmaceutical research centre).

Mr. Dufresne has acquired, through education and experience, an understanding of how to help companies to be cost competitive and profitable.

Richard J. Hall

Mr. Hall was appointed a director of IAMGOLD on March 22, 2012. Mr. Hall brings over 40 years of exploration, development, mining and corporate experience. In addition to IAMGOLD, Mr. Hall currently serves as Chairman of Klondex Mines Ltd. In addition to serving as a director of Kaminak Gold Corp. Mr. Hall served as Chairman of Premier Gold from 2010 until June 2012 and served as President and Chief Executive Officer of Northgate Minerals from July 2011 until October 2011 when Northgate was acquired by AuRico Gold. From 2008 until 2011, he held the position of Chairman of Grayd Resource Corporation when Grayd was acquired by Agnico Eagle in November 2011. He also served as a director and Chairman of the Special Committee of Creston Moly during its acquisition by Mercator Minerals in 2011. In addition to his Board activities, Mr. Hall acts as a mineral industry consultant to various companies. From 1999 to 2008, he served as President and CEO of Metallica Resources Inc., where he was involved in all aspects of the company’s development including the financing, construction and commissioning of the Cerro San Pedro gold-silver mine in Mexico. While at Metallica, the El Morro deposit was discovered in Chile and was brought through to a final feasibility study in conjunction with Metallica’s operating partner on the project, Xstrata Copper. In August 2008, Metallica was part of a $1.6 billion merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Previous to his tenure at Metallica, Mr. Hall held senior management positions with Dayton Mining Corporation and Pegasus Gold Corporation. Mr. Hall holds a Bachelor and a Masters Degree in Geology and an MBA from Eastern Washington University. He has also completed an Executive Development Program at

Name	Relevant Education and Experience
the University of Minnesota and is a member of the National Association of Corporate Directors and a member of both the Audit and Investment Committees of the Society of Economic Geologists.

Mahendra Naik

Mr. Naik is a Chartered Professional Accountant with more than 32 years of financial accounting, mining and investment company experience. He holds a Bachelor of Commerce degree from the University of Toronto. He practiced as a Chartered Professional Accountant for nine years with a major Canadian accounting firm. As a Chartered Professional Accountant, Mr. Naik has experience in preparing, auditing, analyzing and evaluating financial statements, understands internal controls and procedures for financial reporting and understands the accounting principles used by the Company to prepare its financial statements as well as the implications of said accounting principles on the Company’s results. From 1990 to 1999, he was the Chief Financial Officer of IAMGOLD. He is also the Chairman of the Board and Audit Committee of a TSX-listed mining company and the Chairman of the Audit Committee for a TSXV listed international financial services company. In addition, he is Chairman and a member of the Audit Committees of a number of private companies, including precious metals and financial service businesses.

2.	Mandate of the Audit and Finance Committee

The general mandate of the Audit and Finance Committee is to review and, if deemed appropriate, recommend the approval of the Company’s annual and quarterly financial statements and related disclosure to the Board of Directors, and more particularly, to oversee the Company’s financial reporting process, internal control system, management of financial risks and the audit process of financial information.

This committee reviews the general policies submitted by the Company’s management in connection with financial reporting and internal control and deals with all material matters relating thereto. Based on its review, this committee makes recommendations to the Board of Directors. Finally, the committee ensures that the external auditors are independent vis-à-vis management of the Company and makes its recommendations regarding their nomination for the ensuing year. The charter of the Audit and Finance Committee is attached hereto as Schedule A.

3.	Pre-Approval Policies and Procedures

The Audit and Finance Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax-related non-audit services, audit services and certain permitted non-audit services may be presented to the Audit and Finance Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, the Chief Financial Officer of the Company is required to update the Audit and Finance Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. Following the annual pre-approval, on an interim basis, the Chief Financial Officer of the Company is permitted to approve statutory, compliance and subsidiary audits and additional audit-related services and specified non-audit services, provided that the estimated fees for such services fall within specified dollar limits. Additional audit-related services and specified non-audit services that exceed the dollar thresholds and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Audit and Finance Committee (or if within a specified dollar threshold, the Audit and Finance Committee Chairman). None of the audit-related services or other services described below were approved by the

Audit Committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 or Regulation S-X.

4.	External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit services were $1,288,000 in 2014 and $1,575,000 in 2013.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are not included in the above paragraph were $175,000 in 2014 and $55,000 in 2013. The audit-related fees relate to services provided in connection with statutory filings and transactions completed by the Company.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional tax services rendered by the Company’s external auditor were $119,000 in 2014 and $84,000 in 2013. The professional tax services related to corporate tax compliance, tax planning and other related tax services.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for other services rendered by the Company’s external auditor were $24,000 in 2014 and $15,000 in 2013. The other services related to assurance work and readiness assessments performed for the Company related to the World Gold Council conflict free gold standard.

Chart for the above fee disclosure

The aggregate fees billed by the external auditor of the Company in each of the last two financial years of the Company are as follows:

	2014	2013
Audit Fees	1,288,000	1,575,000
Audit-Related Fees	175,000	55,000
Tax Fees	119,000	84,000
Other	24,000	15,000

Total	1,606,000	1,729,000

Item IX	Interest of Management and Others in Material Transactions

Within the three most recently completed financial years and during the current 2015 fiscal year to the date hereof, none of the directors or executive officers of the Company, any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 per cent of the outstanding voting securities of the Company or associates or affiliates of any such individuals has, to the best of the Company’s knowledge, any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company and its subsidiaries.

Item X	Transfer Agent and Registrar

The Company’s transfer agent and registrar is:

Computershare Trust Company of Canada

100 University Ave.

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

Item XI	Material Contracts

2012 Amended Credit Facility

The Company amended and restated its existing $350 million unsecured revolving credit facility on February 22, 2012 with a revised syndicate of financial institutions (collectively the “Revised Lenders”) led by The Bank of Nova Scotia, the Canadian Imperial Bank of Commerce and Toronto-Dominion Bank. The amendments provide for a revolving bank credit facility of up to $500 million or Canadian dollar equivalents (the “2012 Amended Credit Facility”). The purpose of the 2012 Amended Credit Facility remains to finance general corporate requirements of the Company, including permitted acquisitions and the issuance of letters of credit. The 2012 Amended Credit Facility matures and all indebtedness thereunder is due and payable on February 22, 2016. The Company, with the consent of Revised Lenders representing greater than 66 2⁄3 per cent of the aggregate commitments under the 2012 Amended Credit Facility, has the option to extend the term of the facility. The Company must replace or cancel the commitments of any Revised Lenders who do not consent to such an extension. There can be no certainty that the 2012 Amended Credit Facility will be renewed/extended and on terms favourable to the Company or for an amount of up to $500 million.

Advances under the 2012 Amended Credit Facility are available in U.S. dollars and Canadian dollars and bear interest at rates calculated with respect to certain financial ratios of the Company and vary in accordance with borrowing rates in Canada and the United States. The Revised Lenders are each paid a standby fee on the undrawn portion of the 2012 Amended Credit Facility, which fee also depends on certain financial ratios of the Company. Payment and performance of the Company’s obligations under the facility continue to be guaranteed by certain of the subsidiaries of the Company (collectively with the Company, the “Obligors”). The Amended Credit Agreement includes certain covenants relating to the operations and activities of the Obligors including, among others, restrictions with respect to indebtedness, distributions, entering into derivative transactions, disposition of material assets, mergers and acquisitions as well as covenants to maintain a total net debt ratio of not greater than 3.50:1 and a tangible net worth of not less than the aggregate of $2.25 billion plus 50 per cent of the Company’s consolidated net income for the fiscal quarter ending December 31, 2012 and each subsequent fiscal year (excluding any period in which net income is a loss), plus 50 per cent of the proceeds of equity issuances or contributions after December 31, 2011. The Amended Credit Agreement also includes typical events of default, including any change of control of the Company.

As at March 23, 2015, there were no funds drawn under the 2012 Amended Credit Facility.

2012 Amended Letter of Credit Facility

The Company amended and restated its existing $50 million letter of credit facility on February 22, 2012 with The National Bank of Canada (the “Lender”). The amendments provide for a revolving bank credit facility of up to $75 million or Canadian dollar equivalents (“the 2012 Amended Letters of Credit Facility”). The purpose of the 2012 Amended Letters of Credit Facility remains to provide letters of credit as security in respect of obligations the Company may have as they relate to its asset retirement obligations. The Company has executed its option to extend the term of the facility for up to 364 days. The 2012 Amended

Letters of Credit Facility matures on April 22, 2015 and the Company expects the maturity to be extended to April 22, 2016; however, there can be no certainty that the 2012 Amended Letters of Credit Facility will be renewed/extended and on terms favourable to the Company, but the Company has no reason to believe that such renewal/extension cannot be obtained. The 2012 Amended Letters of Credit Facility includes typical events of default, including any change of control of the Company.

The Lender is paid a standby fee on the undrawn portion of the 2012 Amended Letters of Credit Facility. Payment and performance of the Company’s obligations under the 2012 Amended Letters of Credit Facility are guaranteed by a performance security guarantee (“PSG”) as underwritten by Economic Development Canada. The PSG matures in April 2015 and is expected to be renewed beforehand.

As at March 23, 2015, there were approximately $56.9 million of funds drawn and issued in the form of Letters of Credit, under the 2012 Amended Letters of Credit Facility.

2012 Senior Unsecured Notes

On September 21, 2012, the Company issued at face value $650 million of senior unsecured notes. The 2012 Senior Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on October 1, 2020, and bear interest at the rate of 6.75 per cent per annum. Interest is payable in arrears in equal semi-annual instalments on April 1 and October 1 of each year. The 2012 Senior Unsecured Notes are guaranteed by some of the Company’s subsidiaries. The Company is using the proceeds of the 2012 Senior Unsecured Notes for general corporate purposes, including funding capital expenditures and exploration.

Except as noted below, the 2012 Senior Unsecured Notes are not redeemable, in whole or part, by the Company until October 1, 2016. On and after October 1, 2016, the Company may redeem the 2012 Senior Unsecured Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the 2012 Senior Unsecured Notes) and accrued and unpaid interest on the 2012 Senior Unsecured Notes up to the redemption date. The redemption price for the 2012 Senior Unsecured Notes during the 12 month period beginning on October 1 of each of the following years is: 2016 – 103.375 per cent; 2017 – 101.688 per cent; and 2018 and thereafter – 100 per cent.

Prior to October 1, 2016, the Company may redeem some or all of the 2012 Senior Unsecured Notes at a price equal to 100 per cent of the principal amount of the 2012 Senior Unsecured Notes plus a ‘make-whole’ premium for accrued and unpaid interest.

Prior to October 1, 2015, using the cash proceeds from an equity offering, the Company may redeem up to 35 per cent of the original aggregate principal amount of the 2012 Senior Unsecured Notes at a redemption price equal to 106.750 per cent of the aggregate principal amount thereof, plus accrued and unpaid interest up to the redemption date.

The following are the contractual maturities related to the 2012 Senior Unsecured Notes, including estimated interest payments and excluding the impact of netting agreements.

	Payments due by period ($ millions)
At December 31, 2014	Carrying Amount	Contractual Cash Flows	<1 Year	1-2 Years	3-5 Years	> 5 Years
2012 Senior Unsecured Notes	$650.0	$913.4	$43.9	$87.8	$87.8	$693.9

There are no other contracts, other than those herein disclosed in this Annual Information Form and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed financial year of the Company or before the most recently completed financial year but are still in effect as of March 23, 2015.

Item XII	Interests of Experts

The following persons and companies have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Company under National Instrument 51-102 during, or relating, to the financial year of the Company ended December 31, 2014.

KPMG LLP, Chartered Accountants

The ‘qualified persons’ whose names are set forth herein, being: Lise Chénard, Gabriel Voicu, Armand Savoie, Ian Glacken and Optiro Pty Ltd, Louis-Pierre Gignac, Louis Gignac and G Mining Services Inc., John Hawxby, AMEC GRD SA (formerly GRD Minproc (Pty) Ltd), Phillip Bedell and Golder Associates Ltd, Roscoe Postle Associates Inc, William Roscoe, Jamie Lavigne, Emilie Williams, François Ferland and Richard Morel.

To the knowledge of the Company, after reasonable enquiry, each of the foregoing persons and companies, except for KPMG LLP, beneficially owns, directly, or indirectly, or exercises control or direction over less than one per cent of the outstanding Common Shares. Lise Chénard, Armand Savoie, François Ferland, Emilie Williams and Richard Morel are employees of the Company.

KPMG LLP are the Company’s external auditors and have reported to the shareholders on the Company’s consolidated financial statements for the year ended December 31, 2014 in their report dated February 18, 2015. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulations, and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

Item XIII	Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com and the Company’s website at www.iamgold.com. Information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s Management Information Circular pertaining to its Annual General Meeting of Shareholders, scheduled for May 11, 2015, which will involve the election of directors. Additional information is also provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2014.

SCHEDULE A

IAMGOLD CORPORATION

AUDIT AND FINANCE COMMITTEE CHARTER

1.	Overall Purpose and Objectives

The audit and finance committee (the “Committee”) will assist the directors (the “Directors”) of IAMGOLD Corporation (the “Corporation”) in fulfilling their responsibilities under its mandate and applicable legal and regulatory requirements. To the extent considered appropriate by the Committee or as required by applicable legal or regulatory requirements, the Committee will provide oversight review with respect to the integrity of the financial reporting process of the Corporation, the integrity of the Corporation’s financial statements, the system of internal controls and management of the financial risks of the Corporation, the performance of IAMGOLD’s internal audit function, the external audit qualifications, independence and performance, review of financial policies and the nature and structure of major strategic financial commitments. In fulfilling its responsibilities, the Committee maintains an effective working relationship with the Directors, management of the Corporation, internal audit and the external auditor as well as monitors the independence of the external auditor.

In addition to the powers and responsibilities expressly delegated by the Board of Directors to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Corporation’s bylaws. The powers and responsibilities delegated by the Board to the Committee in this Charter or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee’s sole discretion. While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board. To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

Notwithstanding the foregoing, the Committee’s responsibilities are limited to review. Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements as well as the Corporation’s financial reporting process, accounting policies, internal audit function, internal accounting controls and disclosure controls and procedures. The independent auditor is responsible for performing an audit of the Corporation’s annual financial statements, expressing an opinion as to the conformity of such annual financial statements with accounting principles generally accepted in Canada (GAAP) and reviewing the Corporation’s quarterly financial statements. It is not the responsibility of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosure are complete and accurate and in accordance with generally accepted accounting principles and applicable laws, rules and regulations. Each member of the Committee shall be entitled to rely on the integrity of those persons within the Corporation and of the professionals and experts (including the Corporation’s internal auditor (or others responsible for the internal audit function, including contracted non-employee or audit or accounting firms engaged to provide internal audit services) and the Corporation’s independent auditor) from which the Committee receives information and, absent actual knowledge to the contrary, the accuracy of the financial and other information provided to the Committee by such persons, professionals or experts.

2.	Authority

(a)	The Committee shall have the authority to:

(i)	engage independent counsel and other advisors as the Committee determines necessary to carry out its duties;

(ii)	set compensation and authorize payment for any advisors employed by the Committee;

(iii)	communicate directly with the internal and external auditor of the Corporation and require that the external auditor of the Corporation report directly to the Committee; and

(iv)	seek any information considered appropriate by the Committee from any employee of the Corporation.

(b)

The Committee shall have unrestricted and unfettered access to all personnel and documents of the Corporation and shall be provided with the resources reasonably necessary to fulfill its responsibilities.

3.	Membership and Organization

(a) The Committee will be composed of at least three members of the Board. The members of the Committee shall be appointed by the Directors to serve one-year terms and shall be permitted to serve an unlimited number of consecutive terms. Every member of the Committee must be a Director who is independent and financially literate. In this Charter, the terms “independent” and “financially literate” have the meaning ascribed to such terms by Applicable Laws, including currently the requirements of Multilateral Instrument 52-110 and the Corporate Governance Rules of the New York Stock Exchange (“NYSE Rules”), which are reproduced in Appendix “A” attached hereto. The chairman of the Committee will be appointed by the Committee from time to time on the recommendation of the nominating and corporate governance committee and must have such accounting or related financial management expertise as the Directors may determine in their business judgment.

All members shall, to the satisfaction of the Board of Directors, be “financially literate”, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” in accordance with applicable legal requirements, including currently the requirements of Multilateral Instrument 52-110, the rules adopted by the United States Securities and Exchange Commission and the NYSE Rules reproduced in Appendix “A” attached hereto.

No Committee member may simultaneously serve on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.

As the rules set out in Schedule “A” may be revised, updated or replaced from time to time, the Audit Committee shall ensure that such schedule is up-dated accordingly when required.

(b) The chairman of the Committee will be appointed by the Committee from time to time on the recommendation of the nominating and corporate governance committee.

(c) The Committee shall meet at times necessary to perform duties described above in a timely manner but not less than four times per year.

(d) The secretary of the Committee will be the Secretary of the Corporation or such other person as is chosen by the Committee.

(e) The Committee may invite such persons to meetings of the Committee as the Committee considers appropriate, except to the extent exclusion of certain persons is required pursuant to this Charter or Applicable Laws.

(f) The Committee may invite the external auditor of the Corporation to be present at any meeting of the

Committee and to comment on any financial statements, or on any of the financial aspects, of the Corporation.

(g) The Committee will meet as considered appropriate or desirable by the Committee. Any member of the Committee may call or the external auditor of the Corporation may request a meeting of the Committee at any time upon 48 hours prior written notice.

(h) All decisions of the Committee shall be by simple majority and the chairman of the Committee shall not have a deciding or casting vote.

(i) Minutes shall be kept in respect of the proceedings of all meetings of the Committee.

(j) Except as may be delegated by the Committee to any one or more members of the Committee, no business shall be transacted by the Committee except at a meeting of the members thereof at which a majority of the members thereof is present.

(k) The Committee may transact its business by a resolution in writing signed by all the members of the Committee in lieu of a meeting of the Committee.

4.	Role and Responsibilities

To the extent considered appropriate or desirable or required by applicable legal or regulatory requirements, the Committee shall, in respect of the:

(a)	Financial Reporting of the Corporation

(i)

review the quarterly and annual financial statements of the Corporation, management’s discussion and analysis and any annual and interim earnings press releases of the Corporation before the Corporation publicly discloses such information and discuss these documents with the external auditor and with management of the Corporation, as appropriate;

(ii)

consider the fairness of the quarterly and annual interim financial statements and financial disclosure of the Corporation and review with management of the Corporation and the external auditor whether,

•	actual financial results for the annual and interim periods varied significantly from budgeted, projected or previous period results;

•	generally accepted accounting principles have been consistently applied;

•	there are any actual or proposed changes in accounting or financial reporting practices of the Corporation; and

•	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

(iii)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and consider their impact on the financial statements of the Corporation;

(iv)	review any legal matters which could significantly impact the financial statements of the Corporation as reported on by counsel and meet with counsel to the Corporation whenever deemed appropriate;

(v)	review the selection of, and changes in the accounting policies of the Corporation;

(vi)	review judgmental areas, for example those involving a valuation of the assets and liabilities and other commitments and contingencies of the Corporation;

(vii)	review audit issues related to the material associated and affiliated entities of the Corporation that may have a significant impact on the equity investment therein of the Corporation;

(viii)	discuss the Corporation’s earnings press releases, as well as financial information and earning guidance provided to analysts and rating agencies, if applicable;

(ix)	meet with management and the external auditor of the Corporation to review the annual financial statements of the Corporation and the results of the audit thereof; and

(x)

meet separately and periodically with the management of the Corporation, the external auditor of the Corporation and the internal auditor (or other personnel responsible for the internal audit function of the Corporation) of the Corporation to discuss any matters that the Committee, the external auditor of the Corporation or the internal auditor of the Corporation , respectively, believes should be discussed privately;

(b)	Internal Controls of the Corporation

(i)

review the planning and implementation of work of the internal auditor pursuant to the internal audit charter, which charter shall be approved by the Committee from time to time, including, without limitation, the identification and management of risks to the Corporation through the implementation of a system of internal controls appropriate to the Corporation;

(ii)	review the areas of greatest financial, and reporting and disclosure risks to the Corporation and whether management of the Corporation is managing these risks effectively;

(iii)	review and determine if internal control recommendations made by either the internal or external auditor of the Corporation have been implemented by management of the Corporation;

(iv)

review and be satisfied that adequate procedures are in place for the review of the public disclosure of the Corporation of financial information and periodically assess the adequacy of those procedures; and

(v)	establish procedures for,

•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters relating to the Corporation;

(c)	External Auditor of the Corporation

(i)	recommend to the Directors,

•	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation; and

•	the remuneration to be paid to the external auditor of the Corporation;

(ii)	review the proposed audit scope and approach of the external auditor of the Corporation and ensure no unjustifiable restriction or limitations have been placed on the scope of the proposed audit;

(iii)

review the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management of the Corporation and the external auditor of the Corporation regarding any financial reporting matter and review the performance of the external auditor of the Corporation;

(iv)

consider the qualification and independence of the external auditor of the Corporation, including reviewing the range of services provided by the external auditor of the Corporation in the context of all consulting services obtained by the Corporation;

(v)

pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation and, to the extent considered appropriate: (i) adopt specific policies and procedures in accordance with Applicable Laws for the engagement of such non-audit services; and/or (ii) delegate to one or more independent members of the Committee the authority to pre-approve all non-audit services to be provided to the Corporation or any subsidiary entities thereof by the external auditor of the Corporation provided that the other members of the Committee are informed of each such non-audit service;

(vi)	review and approve the hiring policies of the Corporation regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;

(vii)	review with the external auditor of the Corporation any audit problems or difficulties and management’s response to such problems or difficulties;

(d)	Financial Matters

The Committee shall review and, where appropriate, make recommendations to the Directors regarding:

(i)	policies relating to the Corporation’s cash flow, cash management and working capital, shareholder dividends and related policy, and share issuance and repurchases;

(ii)

financing plans, including capital market and off-balance sheet transactions, including, without limitation, equity, debt and sale-leasebacks that may have a material impact on the Corporation’s financial position;

(iii)	capital expenditure budgets and proposed major capital expenditure (development and exploration) projects;

(iv)	acquisitions, joint ventures, divestitures and other similar transactions; and

(v)	other transactions or financial issues that management wishes to be reviewed by the Committee.

(e)	Other Matters

(i)	The Committee shall review and approve all related party transactions;

(ii)	The Committee shall receive and review periodic reports from management relating to disclosure and compliance with laws and regulations;

(iii)	The Committee shall review human resource and succession planning for accounting, finance and internal audit staff;

(iv)	The Committee shall perform an annual self-evaluation of its performance including fulfilling its responsibilities as set out in this charter;

(v)

The Committee shall review and assess annually this charter and recommend any proposed changes to the Board of Directors for approval and perform an annual evaluation of the performance of the Committee, the results of which shall be reported to the Board of Directors.

5.	Communication with the Directors

(a)	The Committee shall produce and provide the Directors with a summary of all actions taken at each Committee meeting or by written resolution.

(b)	The Committee shall produce and provide the Directors with all reports or other information required to be prepared under Applicable Laws.

Appendix A

Independence Requirement of Multilateral Instrument 52-110

A member of the Audit Committee shall be considered “independent”, in accordance with Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”), subject to the additional requirements or exceptions provided in MI 52-110, if that member has no direct or indirect relationship with the Corporation, which could reasonably interfere with the exercise of the member’s independent judgment. The following persons are considered to have a material relationship with the Corporation and, as such, cannot be a member of the Audit Committee:

a.	an individual who is, or has been within the last three years, an employee or executive officer of the Corporation;

b.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the Corporation;

c.	an individual who:

i.	is a partner of a firm that is the Corporation’s internal or external auditor;

ii.	is an employee of that firm; or

iii.	was within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

d.	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

i.	is a partner of a firm that is the Corporation’s internal or external auditor;

ii.	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

iii.	was within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

e.

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Corporation’s current executive officers serves or served at the same time on the entity’s compensation committee; and

f.

an individual who received, or whose immediate family member who is employed as an executive officer of the Corporation received, more than $75,000 in direct compensation from the Corporation during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Corporation if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, any individual who:

a.

has a relationship with the Corporation pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any subsidiary entity of the Corporation, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

b.	is an affiliated entity of the Corporation or any of its subsidiary entities, is deemed to have a material relationship with the Corporation, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other fee includes acceptance of a fee by:

a.	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

b.

an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any subsidiary entity of the Corporation.

Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Corporation that may interfere with the exercise of his/her independence from management and the Corporation.

In addition:

a.	A director who is an employee, or whose immediate family member is an executive officer, of the Corporation is not independent until three years after the end of such employment relationships.

b.

A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Corporation, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

c.

A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Corporation is not “independent” until three years after the end of the affiliation or the employment or auditing relationship.

d.

A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Corporation’s present executives serve on that corporation’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

e.

A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a corporation that makes payments to, or receives payments from, the Corporation for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other corporation’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

A member of the Audit Committee must also satisfy the independence requirements of Rule 10A-3(b)(1) adopted under the Securities Exchange Act of 1934 as set out below:

In order to be considered to be independent, a member of an audit committee of a listed issuer that is not an investment corporation may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

a.

Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

b.

Be an affiliated person of the issuer or any subsidiary thereof. An “affiliated person” means a person who directly or indirectly controls IAMGOLD, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, IAMGOLD.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Financial Expert under SEC Rules

An audit committee financial expert is defined as a person who has the following attributes:

a.	an understanding of generally accepted accounting principles and financial statements;

b.	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues which are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d.	an understanding of internal controls and procedures for financial reporting; and

e.	an understanding of audit committee functions.

An individual will be required to possess all of the attributes listed in the above definition to qualify as an audit committee financial expert and must have acquired such attributes through one or more of the following means:

a.

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar function;

b.	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.	other relevant experience